82-35029

13 June 2007

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Securities Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

WESTFIELD GROUP (ASX:WDC)
WESTFIELD AMERICA TRUST - AMENDED CONSTITUTION

Westfield America Management Limited is the responsible entity for Westfield America Trust.

Pursuant to section 601GC(1) of the Corporations Act 2001 (Cth), the Constitution for Westfield America Trust is amended by inserting "and, if all the Members that hold Stapled Company Held Units consent in writing to the offer not being made to them, those Members" immediately after the words "not resident in Australia ("Overseas Members")" in clause 8.3.

A copy of the updated Constitution for Westfield America Trust, incorporating the above amendment, is attached.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

CONSOLIDATED TRUST DEED
CONSTITUTING WESTFIELD AMERICA TRUST

Comprising:

Deed dated 28 March 1996 between Westfield America Management Limited ("**Manager**") and Perpetual Trustee Company Limited ("**Perpetual**") as amended by:

1. Deed of Variation dated 9 May 1996 between Perpetual and the Manager
2. Deed of Variation No 2 dated 24 June 1996 between Perpetual and the Manager
3. Deed of Variation No. 3 dated 13 June 1997 between Perpetual and the Manager
4. Deed of Variation No. 4 dated 29 May 1998 between Perpetual and the Manager
5. Deed of Variation No. 5 dated 11 August 1998 between Perpetual and the Manager
6. Deed of Variation No. 6 dated 23 June 1999 between Perpetual and the Manager
7. Deed of Variation No. 7 dated 17 March 2000 between Perpetual and the Manager
8. Deed of Variation No. 8 dated 30 May 2000 signed by the Manager as responsible entity
9. Deed of Variation No. 9 dated 27 March 2001 signed by the Manager as responsible entity
10. Deed of Variation No. 10 dated 29 June 2001 signed by the Manager as responsible entity
11. Deed of Variation No. 11 dated 22 February 2002 signed by the Manager as responsible entity
12. Deed of Variation No. 12 dated 29 April 2002 signed by the Manager as responsible entity
13. Supplemental Deed Poll dated 30 June 2004 signed by the Manager as responsible entity
14. Supplemental Deed Poll dated 12 May 2005 signed by the Manager as responsible entity
15. Supplemental Deed Poll dated 12 June 2007 signed by the Manager as responsible entity

CONSTITUTION OF WESTFIELD AMERICA TRUST

Date: 28 March 1996

1 INTERPRETATION

Definitions

1.1 In this deed, these words and phrases have this meaning unless the contrary intention appears:

Accrual Period: the six monthly periods commencing on 1 January and 1 July, or such other period as the Manager determines, provided that, if the Manager determines that Accrual Periods will be quarterly, then Accrual Period means the three month periods ending 31 March, 30 June, 30 September and 31 December of each year.

Agreement and Plan of Reorganisation: an agreement between WEA, Westfield U.S. Investments Pty. Limited, Westfield Corporation Inc., Annatar Pty. Limited, the Trustee and Westfield America Management relating to various transactions connected with the restructuring of the ownership of WEA.

Application Price: the price calculated for the issue of a Unit under this deed.

ASIC: the Australian Securities & Investments Commission.

Assets: all the property, rights and income of the Trust.

ASX: Australian Stock Exchange Limited and its successors.

Attached Securities: a Stapled Share, Stapled Unit and any other security or securities which are from time to time Stapled or to be Stapled to a Unit.

Auditor: the auditor for the time being of the Trust.

Business Rules: the business rules of the ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by the ASX (which has not been revoked).

Buy Rate: the highest of the buy rates for Australian Dollars quoted in United States Dollars by the Panel Banks at 11.00 a.m. (Sydney time) on the Buy Rate Determination Day.

Buy Rate Determination Day: any date falling between and including the Closing Date and the 28th June, 1996 as selected by the Manager.

CenterMark Option Deed: any deed entered into by the Trustee,

Westfield America Management and other parties including WEA which provides for the issue of Options to the holders of WEA Stock on terms which enable such holders to acquire Stapled Securities for an Application Price determined in accordance with **clause 8** whether or not such Application Price is satisfied by the exchange of WEA Stock.

CenterMark Option Units: Stapled Securities that may be issued from time to time as a consequence of the exercise of Options granted under the CenterMark Option Deed.

CenterMark Option Units Issue Date: a date when CenterMark Option Units are issued.

CenterMark Stockholders Agreement: any agreement entered into by the Trustee, Westfield America Management, WEA and the other holders of WEA Stock which, amongst other things, regulates the composition of the board of WEA.

Class: a class of Units.

Closing Date: the date of closing of the offer made pursuant to the Initial Prospectus.

Compliance Committee Member: a member of a compliance committee established by the Manager in connection with the Trust.

Cordera Subscription Agreement: an agreement between Cordera Holdings Pty Limited, the Trustee and Westfield America Management pursuant to which Cordera is to subscribe for Units.

Corporations Act: Corporations Act 2001 (Cwlth).

Custodian: a corporation appointed by the Manager, for the purposes of **clause 3.4**.

Distributable Income: the amount determined by the Manager under **clause 11.1** as being the distributable income of the Trust for an Accrual Period.

Distribution Reinvestment Plan: a plan operated and administered by the Manager which enables Members to reinvest distributions of Distributable Income in taking up new Units or Stapled Securities, as the case may be, being a plan which is governed by the Rules.

Distribution Reinvestment Price in relation to a Class of Units or, while stapling applies, Stapled Securities:

(a) the volume weighted average of the sale price (if any) for fully participating Units of the relevant Class or Stapled Securities on

the Home Exchange during the five consecutive Business Days up to but not including, the business day immediately preceding the Issue Date;

(b) if no sale was made in that five Business Days period, the average of the price offered by a willing purchaser for such Units or Stapled Securities ("**bid price**") and the price offered by a willing vendor for such Units or Stapled Securities ("**ask price**") as quoted on ASX during that period; or

(c) if either no bid or ask prices were quoted during that five Business Days period, the last sale price as quoted on ASX prior to that five Business Days period,

such price being:

(d) first, if the Units or Stapled Securities whose prices used under paragraph (a), (b), or (c) have an entitlement to dividends and/or distributions which is different to the dividends and/or distributions to which the new Units or Stapled Securities will be entitled, adjusted by the Manager by such an amount as it considers to be appropriate to reflect this difference;

(e) secondly, subject to any relevant conditions of any Relief applicable to the issue, reduced by 2% or such other percentage (being zero or a percentage less than 10%) as the Manager may notify to all Members from time to time; and

(f) thirdly, rounded to the nearest whole cent (0.5 of one cent being rounded down).

For the purposes of this definition, a fully participating Unit or Stapled Security (as applicable) is a fully paid Unit or Stapled Security (as applicable) which will participate fully in the distribution of income for the Accrual Period in which the Issue Date occurs.

Where the reinvestment price is calculated for a Stapled Security the allocation of that between the Application Price for each Unit and the application price for the Attached Securities is to be determined in accordance with clause 8.11 and the amount allocated to the Unit is the Distribution Reinvestment Price for the purposes of clause 8.6.

Divestment Notice: a notice given under clause 7.6 to a Small Holder or a New Small Holder.

Entity Interest: an Asset comprising a shareholding or other equity interest in a corporation or other entity other than such a shareholding or

equity interest which the Manager determines should not be regarded as an Entity Interest.

Entity's Liabilities: all borrowings, unpaid costs, charges, expenses, outgoings and fees and any provision which the directors of the entity decide in consultation with the auditor of the entity should be taken into account in determining the liabilities of the entity, each determined in accordance with the accounting standards applicable to the entity and generally accepted accounting principles consistently applied.

Exchange Rate: the spot rate for the exchange of Australian Dollars to US Dollars determined for the date upon which the exchange of currencies is to take place as quoted on the Reuters Screen "HSRA" or any equivalent replacement reference page at 4.00 p.m. on that date provided that if no such rate is available then the "**Exchange Rate**" means the average of mid-rates as quoted by any two of National Australia Bank, Commonwealth Bank of Australia, Westpac Banking Corporation and Australia and New Zealand Banking Group Limited at 4.00 p.m. on that date.

Financial Year: a year ending on 31 December, or that part of such a year occurring at the commencement or termination of the Trust.

Home Exchange: that state branch of the ASX designated as such for the Trust to the Manager by the ASX.

Initial Prospectus: the first Prospectus issued by the Manager after the date of this deed offering Units for subscription by investors.

Issue Date: the date of issue of a Unit, Stapled Security or Option.

Land: land under the Trustee Act 1925 (NSW) or land located anywhere in the world.

Liabilities: all present liabilities of the Trust including any provision which the Manager decides should be taken into account in determining the liabilities of the Trust but excluding any amount representing Members' capital, undistributed profits, interest attributable to Members accruing on Members' capital, capital reserves, or any other amount representing the value of rights attaching to Units, whether or not redeemable, regardless of whether characterised as equity or debt in the accounts of the Trust.

Liquid: has the same meaning as in the Corporations Act.

Listed: admitted to the official list of ASX whether or not quotation of Units, Stapled Securities or Options is deferred, suspended or subjected

to a trading halt.

Listing Rules: the listing rules of the ASX and any other rules of the ASX which are applicable while the Trust is admitted to the Official List of the ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by the ASX (which has not been revoked).

Manager: the company which is registered with ASIC as the single responsible entity for the Trust under the Corporations Act.

Market Price: in relation to a Unit, Stapled Security or Option means the Weighted Average Market Price of Units, Stapled Securities or Options of the relevant Class during the ten ASX trading days ending two ASX trading days prior to the date of the calculation, provided that if the Weighted Average Market Price is calculated in respect of Units or Stapled Securities which have an entitlement to dividends and/or distributions which is different to the dividends and/or distributions to which the new Units or Stapled Securities will be entitled the Manager is required to make such adjustment to the Weighted Average Market Price as it considers to be appropriate to reflect this difference.

However, if the relevant Unit or Option is not listed, then "Market Price" in relation to that Unit or Option means a price for that Unit or Option which an expert who is independent of the Manager determines at the Manager's request having regard to any applicable Class rights, the market price of the Units or Options and the Net Asset Value (to the extent the expert considers each of these factors to be relevant and appropriate), and any other matters which the expert believes should be taken into account.

Market Rate: the average mid rate for bills of exchange which have a tenor of 3 months which average is displayed on the "BBSW" page of the Reuters Monitor System on the first day of the period for which the rate is to be determined, or if there is a manifest error in the calculation of that average rate or it is not displayed by 10.30am Sydney time on that day then the rate specified in good faith by the Manager as the average rate for bills of that tenor bid and offered by at least 4 leading financial institutions in Sydney on that date (whether such bids and offers are displayed on the "BBSW" page or otherwise evidenced).

Member: the person registered as the holder of a Unit (including persons jointly registered).

Month: calendar month.

Net Accounting Income: subject to the Manager (in conjunction with the Auditor) being able to decide the classification of any item as being

on income or capital account and the extent to which reserves or provisions need to be made, the Net Accounting Income of the Trust for an Accrual Period is the income of the Trust net of expenses determined in accordance with generally accepted Australian accounting standards in effect as at 30 June 2004 or such later date as from time to time determined by the Manager subject to such adjustments (if any) as determined by the Manager prior to the end of the relevant Accrual Period..

Net Assets: the Assets of the Trust less its Liabilities.

Net Asset Value: the value of the Net Assets of the Trust.

Net Income: the Net Income for an Accrual Period is the "net income" of the Trust determined in accordance with subsection 95(1) of the Tax Act on the assumption that the Accrual Period is a year of income but reduced by any amount that would, on the assumption that an Accrual Period were a year of income, be included in the assessable income of the Trust in accordance with Section 6AC or Division 207 of the Act.

New Small Holder: a member who is the holder or a joint holder of a New Small Holding.

New Small Holding: a holding of Units, or while Stapling applies, Stapled Securities (created by the transfer of a parcel of Units) the aggregate market price of which at the time a proper ASCT transfer was initiated or a paper based transfer was lodged was less than a marketable parcel of Units created after the current clause 7.6 came into effect as provided under the Listing Rules.

Officially Quoted: quoted on the ASX. Related terms such as Official Quotation are to be interpreted accordingly.

Option: an option to subscribe for a Unit or Units or a Stapled Security or Stapled Securities, as the case may be.

Option Holder: a person registered as the holder of an Option (including persons registered jointly).

Ordinary Units: means fully paid ordinary Units which do not have any special rights, obligations or restrictions.

Panel Banks: the Commonwealth Bank of Australia, Westpac Banking Corporation, Australian and New Zealand Banking Group Limited, National Australia Bank Limited, UBS A.G., Australia Branch, Goldman Sachs J.B. Were Limited and Macquarie Bank Limited.

Quarter: a period of 3 calendar months ending on 31 March, 30 June, 30 September and 31 December in each year.

Quarterly Period: a calendar quarter commencing on 1 January, 1 April, 1 July or 1 September.

Record Date: the date for lodgment of transfers for the purpose of identifying the Members, or if applicable, Option Holders who are to have relevant entitlements.

Relevant Period: the period specified in a Divestment Notice under clause 7.6.

Relevant Units: the Units specified in a Divestment Notice.

Relief: any declaration or modification made or exemption granted by the ASIC at any time, and continuing in force and applicable to the Trust.

Resolution:

(a) a resolution passed at a meeting of Members of the Trust:-

(i) on a show of hands, by the required majority of Members present in person or by proxy or representative; or

(ii) if a poll is duly demanded, by the required majority of the number of Units held by Members present and voting on the poll, in person or by proxy or representative; or

(b) where the law allows, a resolution in writing signed by Members holding the required majority of the Units in the Trust.

Except where this deed or any applicable law provides otherwise, the "required majority" is a simple majority.

Rules: the rules governing any Distribution Reinvestment Plan administered or operated by the Manager from time to time.

security: any financial product within section 764A of the Corporations Act.

Series F Special Option: the same meaning as in the Third Schedule.

Series G Special Option: means an Option issued on the terms described in the **Fifth Schedule**.

Series G1 Special Option: means an Option issued on the terms

described in the **Sixth Schedule**.

Series H Special Option: means an Option issued on the terms described in the **Seventh Schedule**.

Series I Special Option: means an Option issued on the terms described in the **Eighth Schedule**.

Share Sale and Unit Subscription Agreement: an agreement entered into between Annatar Pty. Limited, Westfield Holdings Limited, the Trustee and Westfield America Management which relates to the purchase by the Trustee of WEA Stock from Annatar and the issue by Westfield America Management to Annatar of Units.

Small Holder is a Member who is a holder or a joint holder of a Small Holding.

Small Holding: a holding of Units or, while stapling applies, Stapled Securities (created by the transfer of a parcel of Units or Stapled Securities), the aggregate market price of which at the relevant date is less than a marketable parcel of Units or, while Stapling applies, Stapled Securities as provided under the Listing Rules.

Special Resolution: a Resolution where the required majority is 75%.

Stapled: the linking together of Units and Attached Securities so that one may not be transferred, or otherwise dealt with, without the other or others and which are quoted on the ASX jointly as a "stapled security" or such other term as the ASX permits.

Stapled Company: Westfield Holdings Limited (ABN 66 001 671 496).

Stapled Company Held Units: Units held by the Stapled Company and/or any of its subsidiaries.

Stapled Entity: the Stapled Company, the Stapled Trust and any other trust, corporation or managed investment scheme whose securities are Stapled to the Units.

Stapled Security: a Unit and each Attached Security which are Stapled together and registered in the name of the Member.

Stapled Security Holder: the Member under this deed and the holder of Attached Securities.

Stapled Share: an ordinary share in the Stapled Company.

Stapled Trust: Westfield Trust (ARSN 090 849 746).

Stapled Trust Manager: the responsible entity of the Stapled Trust.

Stapled Unit: an ordinary unit in the Stapled Trust.

Stapling: the process that results in Units and Attached Securities being and remaining Stapled to each other.

Stapling Commencement Date: the date upon which Stapling of the Units to Stapled Shares and Stapled Units is to commence as determined by the Manager and approved by the directors of the Stapled Company and the Stapled Trust Manager but, if it is determined that Stapling will occur in stages, means the date upon which the last stage occurs.

Subscription Amount: in respect of an application for a Unit, the Application Price less the Uncalled Amount.

Tax: all kinds of taxes, duties, deductions and charges imposed by any government or other authority, together with interest and penalties thereon.

Tax Act: the Income Tax Assessment Act 1936 ("**1936 Act**"), the Income Tax Assessment Act 1997 ("**1997 Act**") or both the 1936 Act and the 1997 Act as appropriate, and any provisions of any succeeding legislation replacing sections of the 1936 Act and the 1997 Act referred to in this deed.

Transaction Costs:

(a) when calculating the Application Price of a Unit in accordance with **clause 8**:

The Manager's estimate of the total transaction costs, (or a portion of total transaction costs, if appropriate, having regard to actual transaction costs which would be incurred because of the issue or sale of the Units taking into account contemporaneous redemptions) which would be incurred in acquiring afresh the Assets of the Trust.

(b) when calculating the redemption price of a Unit in accordance with **clause 8.10**:

The Manager's estimate of the total transaction costs (or a portion of the total transaction costs, if appropriate, having regard to the actual transaction costs which would be incurred because of the redemption or the buy-back, as the case may be, taking into account contemporaneous issues and sales of Units) which

would be incurred in selling the Assets of the Trust.

Trust: the trust hereby constituted and to be known as the "**Westfield America Trust**", (subject to **clause 9.10**).

Trustee: the trustee or responsible entity of the Trust from time to time, and includes the Manager when acting as the trustee.

Uncalled Amount: in respect of a Unit, the Application Price less the amount remaining unpaid and which has not been called.

Unit: an undivided share in the beneficial interest in the Trust as provided in this deed.

"**Units are Officially Quoted**" or "**Units are officially quoted**" means the admission of the Trust to the Official List of the ASX.

US Dollar Equivalent: in relation to Australian Dollars, the equivalent at any time of that amount in US Dollars determined by multiplying the Australian Dollar amount by the Exchange Rate at that time.

Valuation Time: a time at which the Manager calculates Net Asset Value.

Valuer: an independent qualified valuer selected by the Manager.

WEA: means Westfield America, Inc. (formerly called CenterMark Properties, Inc.), a United States corporation incorporated in Missouri.

WEA Dividend Date: a date when the entitlement of holders of WEA Stock to receive dividends payable in respect of a Quarterly Period is determined by WEA.

WEA Dividend Reinvestment Plan: any plan or arrangement in operation from time to time which enables the holders of WEA Stock to reinvest dividends to which they are entitled in respect of such WEA Stock in the acquisition of new WEA Stock.

WEA Stock: shares of common or preference stock in WEA outstanding from time to time.

Weighted Average Market Price: means:

(a) the aggregate of the prices at which each relevant Unit, Stapled Security or Option was sold during the relevant period divided by the number of Units, Stapled Securities or Options sold during that period, in the case of both the sales prices and numbers, as

reported by the ASX; or

(b) if no such sales occurred, the price at which the last recorded sale of a relevant Unit, Stapled Security or Option occurred prior to the commencement of the relevant period.

Westfield America Management: Westfield America Management Limited ACN 072 780 619.

Interpretation

1.2 Unless the contrary intention appears, in this deed (including its schedules and appendices):

(a) terms defined in the Corporations Act are used with their defined meaning;

(b) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements;

(c) the singular includes the plural and vice versa;

(d) the words "including" and "for example" when introducing a list of items does not exclude a reference to other items, whether of the same class or genus or not;

(e) amend includes delete or replace;

(f) person includes a firm, a body corporate, an unincorporated association or an authority;

(g) headings and marginal notes are for convenience only and do not affect interpretation of this deed;

(h) a reference to a "business day" is to a day other than a Saturday or Sunday on which banks are open for general banking business in Sydney and Melbourne;

(i) a reference to a "foreign person" has the same meaning as in the Foreign Acquisitions and Takeovers Act 1975 (Commonwealth); and

(j) a reference to this deed or another instrument includes any variation or replacement of any of them.

Parties Bound

1.3 This deed as amended binds the Manager and the Members of the Trust and any person claiming through any of them as if each of them had been a party to this deed.

2 CORPORATIONS ACT

Corporations Act 2.1 If:

(a) the Corporations Act requires that this deed contain certain provisions; or

(b) any relevant Relief from the provisions of the Corporations Act directly or indirectly requires that this deed contain certain provisions,

then those provisions are deemed to be incorporated into this deed and prevail over the provisions of this deed to the extent of any inconsistency.

This **clause 2.1** prevails over all other provisions of this deed (including any which purport to prevail).

ASX Listing Rules 2.2 This **clause 2.2** applies while the Trust is admitted to the Official List of ASX. If the Listing Rules prohibit an act being done, the act shall not be done. Nothing contained in this deed prevents an act being done that the Listing Rules require to be done. If the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be). If the Listing Rules require this deed to contain a provision and it does not contain such a provision, this deed is deemed to contain that provision. If the Listing Rules require this deed not to contain a provision and it contains such a provision, this deed is deemed not to contain that provision. If any provision of this deed is or becomes inconsistent with the Listing Rules, this deed is deemed not to contain that provision to the extent of the inconsistency. The obligations imposed by this **clause 2.2** are additional to those imposed by any other clause of this deed.

2.3 In accordance with ASIC Class Order 98/1808 or its equivalent and for so long as it applies to the Trust, a change in the text of this deed because of the operation of **clause 2.2** is not a modification of, or the repeal and replacement of, the constitution of the Trust for the purposes of subsections 601GC(1) and (2) of the Corporations Act.

Supremacy 2.4 If any provision incorporated or deemed to be incorporated in this deed by the Corporations Act or Corporations Regulations or Listing Rules is inconsistent with any other provision contained or deemed to be contained in this deed, the covenants or provisions will prevail in the following order of priority:-

(a) provisions incorporated or deemed to be incorporated in this deed by the Corporations Act;

(b) provisions incorporated or deemed to be incorporated in this deed by the Corporations Regulations;

(c) provisions required to be contained in this deed by the Listing Rules; and

(d) the other provisions contained in this deed.

3 THE TRUST

The Trust 3.1 There is constituted by this deed the Trust under which property shall be vested in and held by the Trustee upon trust for the Members, subject to the terms and conditions of this deed.

Manager 3.2 Westfield America Management agrees to act as Manager of the Trust.

Assets Vest in Trustee 3.3 The Trustee must hold the Assets of the Trust on trust for the Members. The Assets of the Trust vest in the Trustee, but must be held as a separate fund which is not available to meet liabilities of any other trust.

Appointment of Custodian 3.4 The Manager, subject to law, may from time to time appoint in relation to the Trust any one or more corporations (whether or not related to or associated with the Manager) to perform the following actions in the name of the Manager or in the name of the Custodian:

(a) purchase or sell Assets at the direction of the Manager and execute all transfers and assurances necessary for that purpose;

(b) receive and hold on behalf of the Manager Assets and any document of title relating to the Trust in safe custody;

(c) receive all income on behalf of the Manager arising from any of the Assets referred to in **paragraph (b)** of this **clause 3.4**;

(d) procure registration of those Assets;

(e) hold and disburse monies in the name of the Manager at the direction of the Manager; and

(f) perform all actions incidental to any of the above powers.

The Manager, by the terms of an appointment under this **clause 3.4** may insert provisions for the protection and convenience of others dealing with the Custodian as it thinks fit. If the Manager appoints a Custodian, the Manager remains liable for any act or omission of the Custodian as if the act or omission was an act or omission of the Manager.

The Manager is responsible for payment of the fees and expenses of the Custodian but is entitled to be reimbursed out of the Trust in respect of

those fees and expenses subject to a maximum in any Financial Year of 1% of the Assets under the control of the Custodian. If the aggregate of the fees and expenses of the Custodian exceeds the above maximum in any Financial Year, the excess is to be paid from the Manager's own funds.

4 DURATION OF TRUST

Initial Settlement 4.1 The Trust commenced on 28 March 1996.

Termination 4.2 The Trust terminates if:-

(a) the Trust terminates in accordance with another provision of this deed or by law; or

(b) the Members so resolve by a Special Resolution passed at a meeting of Members convened by the Manager.

Termination Date 4.3 The Trust terminates on the earlier of:-

(a) **[Deleted]**

(b) the date on which the Trust is terminated under this deed or by law.

No Dissolution 4.4 Notwithstanding any other provision of this deed the death, insanity, bankruptcy, retirement, resignation or expulsion of a Member or of the Manager will not of itself cause or result in the dissolution or termination of the Trust.

5 INTERESTS OF UNIT HOLDERS

Units 5.1 Subject to the other provisions of this deed and the terms of issue of a Unit, each Unit confers an equal undivided interest in the Assets, and does not confer any interest in a particular Asset, but only an interest in the Assets of the Trust as a whole, subject to the Liabilities of the Trust.

Stapling provisions 5.1A The provisions of this deed relating to Stapling take effect if determined by the Manager and, if so determined, on and from the Stapling Commencement Date and apply subject to all other provisions of this deed which may suspend, abrogate or terminate Stapling. The Manager may, subject to this deed, the Corporations Act and, while the Units are Officially Quoted, the Listing Rules, cause the Stapling of any other security or securities to the Units.

Fractions 5.2 Fractions of a Unit may be issued calculated to such number of decimal places as the Manager determines. In spite of any other provision of this

deed but subject to the rights, obligations and restrictions attaching to any Units or any Classes, any right or interest conferred by a fraction of a Unit will be calculated in accordance with that fraction. If the Manager determines not to issue fractional Units or if under any provision of this deed or the Rules a fraction is to be disregarded, any application moneys that would otherwise result in a fraction of a Unit becomes an Asset of the Trust. While Stapling applies, no fractions of Units may be issued.

Classes of Units 5.3 Without in any way limiting the Manager's power to issue Units on the terms of this deed, while Stapling applies, the Manager may not issue different Classes of Units except units held by the Stapled Company or any of its subsidiaries or Units which may temporarily be of a different Class due to different income entitlements.

Partly Paid Units 5.4 Subject to the Corporations Act and the Listing Rules, Units may be issued on the basis that the Application Price is payable at such time or times as the Manager may determine. In spite of any other provision of this deed, if Units are issued on that basis and until such time as the Application Price has been paid in full, the interest conferred by those Units, and the rights attaching to them will be reduced by the same proportion as the Uncalled Amount for the time being bears to the Application Price at which those Units were issued.

Partly Paid Units while Stapling applies 5.4A While Stapling applies:

(a) Units may not be issued partly paid unless there is at the same time a corresponding issue of Attached Securities which are also partly paid; and

(b) a call will not be regarded as having been validly paid unless any amount payable at the same time in relation to the partly paid Attached Securities is also paid.

Consolidation and Division 5.5 Subject to the Listing Rules and Corporations Act, Units may be consolidated, divided, reclassified or converted to a different Class as determined by the Manager, with any resultant fraction of a Unit in a holding being rounded up to the next whole Unit, provided that any such reclassification or conversion is:

(a) not adverse to the rights or interests of all affected Members; or

(b) if the reclassification or conversion is or may be adverse to the interests of some or all of affected Members, the reclassification or conversion is in accordance with the terms of issue of the affected Units.

Consolidation, division and 5.5A While Stapling applies, Units may only be consolidated, divided or converted if the related Attached Securities are also consolidated,

conversion while stapling applies		divided or converted at the same time and to the same extent.
Restrictions	5.6	A Member must not:- (a) interfere with any rights or powers of the Manager under this deed; (b) exercise a right in respect of an Asset or lodge a caveat or other notice affecting an Asset or otherwise claim any interest in an Asset; or (c) require an Asset to be transferred to the Member.
Additional Units	5.7	The Manager may from time to time issue additional Units in accordance with the procedure set out in **clause 6** and the other provisions of this deed.
Number of Units	5.7A	While Stapling applies, the number of issued Units except Stapled Company Held Units at any time must equal the number of issued Attached Securities of each category.
Stock Exchange Listing	5.8	The Manager must use its best endeavours to ensure that the Units are Officially Quoted (including, where applicable, as part of Stapled Securities) and that subject to the rights, obligations and restrictions attaching to any Units or Classes, such official quotation is maintained. Notwithstanding any other provisions of this deed, the Trust will at all times remain as a separate legal entity and separately admitted to the official list of ASX notwithstanding that its Units are jointly quoted as part of a Stapled Security.
Quotation	5.9	To the extent permitted by the Listing Rules and the ASX, Units or Stapled Securities of which they form part may be listed for quotation on the ASX in Australian dollars, United States dollars and any other currency whatsoever. The Trust will at all times be maintained as an Australian unit trust registered as a "managed investment scheme" under the Corporations Act, with its main class of Units Officially Quoted on ASX.
Rights attaching to Units	5.10	A Member holds a Unit subject to the rights, restrictions and obligations attaching to that Unit.
Series F Special Options	5.11	Units may be issued on the exercise of a Series F Special Option on the terms set out in the Third Schedule of this deed and the Manager must ensure that an equal number of Attached Securities are issued at the same time to the person to whom the Units are issued.

Series G Special Options 5.13 Units may be issued on the exercise of a Series G Special Option on the terms set out in the **Fifth Schedule** of this deed and the Manager must ensure that an equal number of Attached Securities are issued at the same time to the person to whom the Units are issued.

Series GI Special Options 5.14 Units may be issued on the exercise of a Series G1 Special Option on the terms set out in the **Sixth Schedule** of this deed and the Manager must ensure that an equal number of Attached Securities are issued at the same time to the person to whom the Units are issued.

Series H Special Options 5.15 Units may be issued on the exercise of a Series H Special Option on the terms set out in the **Seventh Schedule** of this deed and the Manager must ensure that an equal number of Attached Securities are issued at the same time to the person to whom the Units are issued.

Series I Special Options 5.16 Units may be issued on the exercise of a Series I Special Option on the terms set out in the **Eighth Schedule** of this deed and the Manager must ensure that an equal number of Attached Securities are issued at the same time to the person to whom the Units are issued.

6 APPLICATIONS FOR UNITS AND OPTIONS

Procedure 6.1 An applicant for Units must complete a form approved by the Manager if the Manager requires this. The form must be accompanied by the Application Price or, where the Application Price is to be partly paid, the Subscription Amount, for each Unit applied for either by payment in a form that the Manager approves, or by the transfer of property of a kind able to be vested in the Manager or any other person nominated by the Manager for that purpose, and must be payable in accordance with **clause 6.3**.

Application for identical number of Attached Securities 6.1A While Stapling applies, an applicant for Units, other than Units which are to be Stapled Company Held Units, must at the same time make an application for an identical number of Attached Securities.

Non-cash Contributions 6.2 If the Manager intends to accept property rather than cash as a contribution to the Trust, the Manager must obtain:

(a) an effective transfer to the Manager or any other person nominated by the Manager for that purpose of title to the property; and

(b) except where the Manager acquires WEA Stock as a consequence of the exercise of:

(i) Options granted under the CenterMark Option Deed;

(ii) Series G Special Options;

(iii) Series GI Special Options;

(iv) Series H Special Options; or

(v) Series I Special Options,

a valuation acceptable to the Manager stating the market value of that property.

Payment to Manager 6.3 The payment or transfer of property under **clause 6.1** must be paid or transferred by the applicant directly to the Manager or any other person nominated by the Manager for that purpose to be placed in a special trust account until such time as the minimum subscription (under any prospectus, product disclosure statement or offering memorandum) or minimum application (in the case of an issue, offer or invitation which does not require a prospectus or product disclosure statement) has been reached, and the Manager proceeds with the allotment of Units. Until such time as the Manager proceeds with the allotment of Units, the Manager will arrange for such money or property as the case may be to be held for the applicant. The Manager may invest or cause the investment of any such money in accordance with the power to invest set out in **clause 9.1(n)**. Any interest received in respect of such money shall form part of the Assets. The Manager will comply with all obligations imposed on it by law, the Listing Rules or this deed, in the same manner as it would be required to do if it were a company offering shares for subscription or purchase.

Uncleared Funds 6.4 The issue of Units against application money paid other than as cleared funds is void if the funds are not subsequently cleared.

Manager may reject 6.5 The Manager may in its absolute discretion reject an application for Units in whole or part without reason.

Manager must reject 6.5A While Stapling applies, the Manager must reject an application for Units, other than Units which are to be Stapled Company Held Units, if the applicant does not apply at the same time for an identical number of Attached Securities or if an identical number of Attached Securities will not be issued to the applicant at the same time as the issue of Units to the applicant.

Minimum Application 6.6 The Manager may set a minimum application amount for the Trust, and

alter that amount at any time.

Issue Date 6.7 Units are taken to be issued when the Manager allots the Units.

Nomination of Holder 6.8 The Manager alone may nominate the person to be registered as the holder of a Unit, and the Manager may treat the registered holder as the absolute owner of the Unit. The Manager's power of nomination ceases once a person has been registered as the holder of a Unit. The Manager need not recognise any claim or interest in a Unit by any person other than the registered holder or holders of the Unit, even if they have notice of such interest.

Option 6.9 The Manager may from time to time create and issue Options. Any Series G Special Options, Series G1 Special Options, Series H Special Options and Series I Special Options shall, respectively, be subject to the terms and conditions in the **Fifth Schedule**, the **Sixth Schedule** , the **Seventh Schedule** and the **Eighth Schedule** to this deed and (when created and issued) constitute separate classes of Options. While Stapling applies, an Option may only be exercised if, except in the case of Units which are to be Stapled Company Held Units at the same time as Units are acquired pursuant to the Option, the same person acquires an identical number of Attached Securities, which are then Stapled to the Units.

Option Terms 6.10 Options may be issued:-

(a) for no consideration or at a consideration, as determined by the Manager or for a consideration that is otherwise specified in this deed;

(b) on the basis that the Application Price for a Unit or Units to be issued on exercise of the Option is a price determined in accordance with **clause 8** and (except where such price is determined pursuant to **paragraph 8.2(b)** of this deed or in accordance with the **Third Schedule, Fifth Schedule, Sixth Schedule, Seventh Schedule** or **Eighth Schedule**) is a price not less than 50% of the Application Price of Units as otherwise determined in accordance with **clause 8** provided that any relevant ASIC instrument is complied with;

(c) only on terms that the Option does not confer:

(i) any right to require the Manager to redeem or repurchase the Option; or

(ii) except as expressly provided in this deed or the terms and conditions of issue of the Option, any other entitlement

under this deed, consequent upon holding the Option; and

(d) otherwise on terms and conditions determined by the Manager.

Consideration for certain Options 6.10A The Manager may issue the following Options for the prices specified:

(a) 694,445 Series G Special Options for US$427,449;

(b) 277,778 Series G1 Special Options for US$171,051;

(c) 14,070,072 Series H Special Options for US$100,000;

(d) 13,260,859 Series I Special Options for A$100,000.

Option Exercise 6.11 Subject to **clause 6.9** on exercise of an Option in accordance with its terms and conditions of issue, the Option Holder is entitled to subscribe for and be allotted the number of Units or Stapled Securities (as applicable) to which the Option relates, credited as fully paid.

Calls by Manager 6.12 Subject to **clause 5.4A** and the rights, obligations and restrictions attaching to any Units or Classes, the Manager may call on each Member to pay all or any part of the Uncalled Amount of the Application Price of Units to the Manager at any time. The Manager may only make a call in respect of Units of a Member if the Manager also makes the same call on all other Members who hold Units of that Class which are similarly partly paid.

Offers which do not require disclosure 6.13 If the Manager is requested to issue Units pursuant to an offer which does not require a product disclosure statement, the Manager may rely on information provided by other persons to determine if the issue in the absence of a product disclosure statement is lawful. Each Member indemnifies the Manager for any loss, damage or other consequence which may arise if such issue, offer or invitation of Units to that Member should have been made under a product disclosure statement.

Restriction on issue and redemption of Units 6.14 No Units may be issued or redeemed after the 80th anniversary of the day the Trust commenced if that issue or redemption would cause a contravention of the rule against perpetuities or any other rule of law or equity.

7 REDEMPTION, REPURCHASE AND FORFEITURE OF UNITS

Redemption Notice 7.1 A Member may give the Manager a redemption notice in such form as may be approved by the Manager from time to time specifying the name of the Trust and the number of Units to be redeemed or (with the Manager's approval) the amount of the proceeds which the Member wishes to receive from the redemption. A redemption notice shall be accompanied by any Unit certificates the Member may hold in respect of

the Units which are the subject of the redemption notice.

Suspension while Units Quoted 7.2 Notwithstanding anything else in this **clause 7**, the Manager is not obliged to repurchase or redeem Units under this **clause 7** while the Units are Officially Quoted.

Trust Liquid 7.3 **Clauses 7.4, 7.5, and 7.7** apply only while the Trust is Liquid.

Repurchase and Redemption - Trust Liquid 7.4 Subject to the other provisions of this deed, on receipt of a redemption notice pursuant to **clause 7.1**, the Manager shall redeem (or at the option of the Manager, repurchase) all of the Units required by the Member to be redeemed at a price calculated in accordance with **clause 8.10**.

Minimum Holding - Trust Liquid 7.5 If compliance with a redemption notice would result in the Member holding Units having a value less than the then current minimum application amount, the Manager may treat the redemption notice as relating to the Member's entire holding of Units.

Small Holdings 7.6

(a) This clause 7.6 applies while Units or Stapled Securities are Officially Quoted.

(b) Subject to the provisions of this clause 7.6, the Manager may in its discretion from time to time sell or redeem any Units held by a Member that is a Small Holder or New Small Holder without request by the Small Holder or New Small Holder.

(c) If the Manager determines that a Member is a Small Holder or a New Small Holder the Manager may give the Member a Divestment Notice to notify the Member:

(i) that the Member is a Small Holder or a New Small Holder, the number of Units making up and the Market Price of the Small Holding or New Small Holding and the date on which the Market Price was determined;

(ii) that the Manager intends to sell the Relevant Units in accordance with this clause after the end of the Relevant Period specified in the Divestment Notice;

(iii) if the Member is a Small Holder, that the Member may at any time before the end of the Relevant Period notify the Manager in writing that the Member desires to retain the Relevant Units and that, if the Member does so, the Manager will not be entitled to sell the Relevant Units under that

Divestment Notice; and

(iv) after the end of the Relevant Period the Manager may for the purpose of selling the Relevant Units that are in a CHESS holding initiate a holding adjustment to move those Units from that CHESS holding to an issuer sponsored holding or certificated holding.

If the ASTC Settlement Rules apply to the Relevant Units, the Divestment Notice must comply with the ASTC Settlement Rules.

(d) For a Divestment Notice given to a Small Holder, the Relevant Period must be at least six weeks from the date the Divestment Notice was given. For a Divestment Notice given to a New Small Holder, the Relevant Period must be at least seven days from the date the Divestment Notice was given.

(e) At the end of the Relevant Period the Manager is entitled to sell on-market or in any other way determined by the Manager:

(i) the Relevant Units of a Member who is a Small Holder, unless that Member has notified the Manager in writing before the end of the Relevant Period that the Member desires to retain the Relevant Units, in which event the Manager must not sell those Relevant Units under that Divestment Notice; and

(ii) the Relevant Units of a Member who is a New Small Holder.

(f) The Manager is not bound to sell any Relevant Units which it is entitled to sell under this clause 7.6 but unless the Relevant Units are sold within six weeks after the end of the Relevant Period the Manager's right to sell the Relevant Units under the Divestment Notice relating to those Units lapses and it must notify the Member to whom the Divestment Notice was given accordingly.

(g) To effect the sale and transfer by the Manager of Relevant Units of a Member, the Member appoints the Manager and each of its directors and secretary jointly and severally as the Member's attorney in the Member's name and on the Member's behalf to do all acts and things which the Manager considers necessary or appropriate to effect the sale or transfer of the Relevant Units and,

in particular:

(i) to initiate a holding adjustment to move the Relevant Units from a CHESS holding to an issuer sponsored holding or a certificated holding; and

(ii) to execute on behalf of the Member all deeds, instruments or other documents necessary to transfer the Relevant Units and to deliver any such deeds, instruments or other documents to the purchaser.

(h) A statement in writing by or on behalf of the Manager under this clause 7.6 is binding on and conclusive against (in the absence of manifest error) a Member. In particular, a statement that the Relevant Units specified in the statement have been sold in accordance with this clause 7.6 is conclusive against all persons claiming to be entitled to the Relevant Units and discharges the purchaser from all liability in respect of the Relevant Units.

(i) The Manager must register the purchaser of Relevant Units as the holder of the Relevant Units transferred to the purchaser under this clause 7.6. The purchaser is not bound to see to the application of any money paid as consideration. The title of the purchaser to the Relevant Units transferred to the purchaser is not affected by any irregularity or invalidity in connection with the actions of the Manager under this clause 7.6.

(j) Subject to this clause 7.6, where:

(i) Relevant Units of a Member are sold by the Manager on behalf of the Member under this clause; and

(ii) the certificate for the Relevant Units (unless the Manager is satisfied that the certificate has been lost or destroyed or the Relevant Units are uncertificated securities) has been received by the Manager,

the Manager must, within 60 days of the completion of the sale, send by mail or cheque for the proceeds of sale to the Member entitled to those proceeds in accordance with clause 13.6. Payment of any money under this clause 7.6 is at the risk of the Member to whom it is sent..

(k) In the case of a sale of the Relevant Units of a New Small Holder in accordance with this clause 7.6, the Manager is entitled to deduct and retain from the proceeds of sale, the costs of the sale as determined by the Manager. In the case of a sale of the

Relevant Units of a Small Holder, the Manager or a purchase must bear the costs of sale of the Relevant Units. The costs of sale include all stamp duty, brokerage and government taxes and charges (except for tax on income or capital gains of the Member) payable by the Manager in connection with the sale and transfer of the Relevant Units.

(l) The remedy of a Member to whom this clause 7.6 applies, in respect of the sale of the Relevant Units of that Member, is expressly limited to a right of action in damages against the Manager to the exclusion of any other right, remedy or relief against any other person. The Manager is only liable if it has failed to comply with the requirements of this clause 7.6 and its liability is limited to the value of the Relevant Units at the time of sale.

(m) Unless the Manager determines otherwise, where a Divestment Notice is given to a New Small Holder in accordance with this clause 7.6, the rights to receive payment of distributions and to vote attached to the Relevant Units of that Member are suspended until the Relevant Units are transferred to a new holder or that Member ceases to be a New Small Holder. Any distributions that would, but for this clause 7.6, have been paid to that Member must be held by the Manager and paid to that Member within 60 days after the earlier of the date the Relevant Units of that Member are transferred and the date that the Relevant Units of that Member cease to be subject to a Divestment Notice.

(n) If it is a requirement of the Listing Rules, the Manager must not give a Small Holder more than one Divestment Notice in any 12 month period (except as contemplated by this clause 7.6).

(o) From the date of the announcement of a takeover bid for the Units until the close of the offers made under the takeover bid, the Manager's powers under this article to sell Relevant Units of a Member cease. After the close of the offers under the takeover bid, the Manager may give a Divestment Notice to a Member who is a Small Holder or a New Small Holder, despite this clause 7.6 and the fact that it may be less than 12 months since the Manager gave a Divestment Notice to that Member.

(p) While Stapling applies:

   (i) the references to Units or Relevant Units in this clause 7.6 will apply to the Stapled Securities held by the Member; and

(ii) no sale under this clause 7.6 may occur unless, at the same time as Units are sold, an identical number of Attached Securities are also sold.

Minimum Redemption or Repurchase - Trust Liquid

7.7 If a Member gives a redemption notice under **clause 7.1**, the Manager need not cause the redemption or repurchase of Units having a value less than the minimum application amount (if any) for Units of that class, unless the redemption notice relates to all of the Member's holding.

Notice Irrevocable

7.8 A Member may not withdraw or revoke a redemption notice unless the Manager agrees.

Order

7.9 Unless the Manager decides otherwise, the first Units issued to a Member are the first to be redeemed or (at the option of the Manager) repurchased.

Sums owed to Manager

7.10 The Manager may deduct from the proceeds of redemption any unpaid moneys due by the Member to the Manager.

Transfer of Assets

7.11 The Manager may if the Member agrees transfer Assets to a Member rather than pay cash on redemption of Units. These Assets must be of equal value to the total proceeds of redemption actually due to the Member (based on a valuation done within 2 months before the date of the proposed transfer). **Clause 8.7** applies to the valuation.

Trust not Liquid

7.12 **Clauses 7.13, 7.14 and 7.15**, apply only while the Trust is not Liquid.

7.13 A Member may withdraw from the Trust in accordance with the terms of any current withdrawal offer made by the Manager in accordance with the provisions of the Corporations Act regulating offers of that kind. If there is no withdrawal offer currently open for acceptance by Members, a Member has no right to withdraw from the Trust.

7.14 The Manager is not at any time obliged to make a withdrawal offer. If it does, it may do so by:

(a) publishing it by any means (for example in a newspaper or on the internet); or

(b) giving a copy to all Members or Members of a Class (as relevant).

7.15 If the Manager receives a redemption request before it makes a withdrawal offer, it may treat the request as an acceptance of the offer effective as at the time the offer is made.

While Stapling applies

7.15A While Stapling applies, except in relation to Stapled Company Held Units, no redemption or repurchase under this clause 7 may occur unless, at the same time as Units are redeemed, an identical number of Attached

Securities are also redeemed or repurchased.

Forfeiture of Unit 7.16 Subject to the rights, obligations and restrictions attaching to any Units or Classes, if a Member fails to pay in full any call on a Unit made in accordance with **clause 6.12**, the Manager may, at any time during such time as any call or part thereof remains unpaid, serve a notice on that Member requiring payment of so much as is unpaid together with interest at the Market Rate for each 3 monthly period (determined at 3 monthly intervals commencing on the date the call becomes payable) such interest to be calculated on and accrue due and payable on the daily balance from the date the call becomes payable to the date of payment or forfeiture of the Units pursuant to **clause 7.17** whichever is the earlier. The notice must state a further day (not earlier than the expiration of 14 days from the date of service of the notice) on or by which the payment as required by the notice is to be made, and must state that in the event of non-payment on or before the time appointed the Units in respect of which the call is then due and owing will be liable to be forfeited and an equal number of Attached Securities will also be liable to be forfeited.

7.17 If the requirements of a notice under **clause 7.16** are not complied with, any Unit in respect of which the notice has been given (together with the Attached Securities) may at any time thereafter before the required payment has been made, be forfeited at the discretion of the Manager, effective at such time as the Manager determines. Such forfeiture shall include all entitlements to income accrued in respect of the forfeited Unit and the Attached Securities, before the forfeiture other than income to which the Member has become presently entitled. All voting rights and entitlements to the distribution of income and capital in connection with any such Unit (and the Attached Securities) are suspended until reinstated by the Manager and in the case of the Attached Securities, the Stapled Entities. If required in order for any Relief to be effective, the Manager holds the Partly Paid Unit on trust for the Member.

Sale of Forfeited Unit 7.18 (a) A forfeited Partly Paid Unit and any Attached Securities may, subject to compliance with the Corporations Act and the conditions of any Relief and the Listing Rules, be sold or otherwise disposed of:

(i) at a price equal to that received from the sale of the Partly Paid Units and, if Stapling applies, any Attached Securities in the normal course of business on ASX; or

(ii) by public auction, in accordance with any Relief; or

(iii) by private treaty,

and such Unit or Stapled Security will be:

(i) credited as paid up to the sum of the amount paid up on the Unit or Stapled Security on the day of the forfeiture and the amount of the call and the amount of any other calls becoming payable on or before the day of the sale; and

(ii) continue to be subject to a liability to pay an amount equal to the Uncalled Amount (if any) in accordance with this deed.

(b) At any time before a sale or disposition under **paragraph (a),** forfeiture may be cancelled on such terms as the Manager thinks fit and shall be cancelled where the Member pays to the Manager the full amount owing in respect of such Units.

(c) Joint holders of Partly Paid Units are jointly and severally liable to pay all amounts due and payable on the Partly Paid Units held by them.

(d) Where a Partly Paid Unit and relevant Attached Securities are forfeited pursuant to paragraph (a), the Manager may:

(i) receive the consideration, if any, given for the forfeited Partly Paid Unit and relevant Attached Securities on the sale or disposal (or the Manager may determine that the consideration will be received in whole or in part by the Stapled Entities);

(ii) execute (or procure that the Stapled Entities execute) a transfer of such Partly Paid Unit and relevant Attached Securities in favour of the person to whom the Partly Paid Unit and relevant Attached Securities are sold or disposed of and that person must then be registered as the holder of that Partly Paid Unit and relevant Attached Securities, and shall not be bound to see to the application of the proceeds of such sale or disposition nor shall his title to the Unit be affected by any irregularity or invalidity in the proceedings in relation to the forfeiture or sale or disposition of the Units. The defaulting holder of the Unit will remain liable to pay the amount of the unpaid call.

(e) Subject to the conditions of any applicable Relief, where forfeited Partly Paid Units and relevant Attached Securities are sold or disposed of for cash, the Manager must deduct from the cash received:

(i) all moneys which at the date of forfeiture were payable to

the Manager in respect of the forfeited Partly Paid Units;

(ii) all costs incurred in connection with the forfeiture including, without limitation, any costs incurred in connection with any proceedings brought against the former holder to recover the instalment or party of the instalment;

(iii) interest calculated at the Market Rate plus 3% on the daily balance of the amounts in (a) and (b) from the day they became due for payment or were incurred up to and including the date of forfeiture; and

(iv) all amounts which have been or will be incurred for commissions, Taxes, transfer fees and other usual charges, if any, on the sale or disposal of the Partly Paid Unit.

The Manager may retain the amounts so deducted as Assets, but the balance remaining (if any) must be paid to the Member whose Partly Paid Units were forfeited.

Cessation of Status of Member 7.19 A Member whose Units and Attached Securities have been forfeited shall cease to be a Member of the Trust and of each Stapled Entity from the date of the forfeiture as determined by the Manager in accordance with **clause 7.17** but shall notwithstanding:

(a) remain liable to pay to the Manager all unpaid calls and interest in respect of the Units and the costs and expenses of and incidental to the forfeiture and sale or disposition; and

(b) have no claim against the Manager or the Trust or the Stapled Entities in respect of the forfeited Unit and the forfeited Attached Securities.

Buy Back of Units 7.20 While the Trust is Listed, the Manager may, subject to and in accordance with the Corporations Act (including any modifications thereof) and any requirements under the Listing Rules, purchase or cause to be purchased Units or, where Stapling applies, Stapled Securities and cause the Units which in part comprise those Stapled Securities to be cancelled. No Redemption Price is payable upon cancellation of the Units. Where the Units comprise part of Stapled Securities the Manager may only buy back and cancel the Units if the Attached Securities are also the subject of contemporaneous buy-back and cancellation by the respective Stapled Entities. Where Units are purchased as part of a Stapled Security pursuant to a buy-back arrangement, the Manager must determine, in a manner similar to that provided in clause 8.11, what proportion of the price paid for the Stapled Security is to be paid from the Assets of the Trust.

8 UNIT PRICE AND VALUATION

Application Price 8.1 Subject to **clause 6.10** except in the case of Units offered pursuant to or in connection with transactions referred to in the Initial Prospectus which will have an issue price of One Australian Dollar ($A1.00) per Unit, while Ordinary Units are not Officially Quoted, a Unit must only be issued at an application price calculated as:

$$\frac{\text{Net Asset Value + Transaction Costs}}{\text{number of Units in issue}}$$

The application price must be determined as at the last Valuation Time before the Manager received (or is taken to have received) the application for Units.

Application Price where Units Officially Quoted 8.2 Whilst Ordinary Units are officially quoted, subject to **clauses 8.2A, 8.3, 8.4, 8.5, 8.6, 8.11,** and the **Third Schedule** a Unit must only be issued at an Application Price equal to:

(a) except where **paragraphs (b) or (c)** applies, the Weighted Average Market Price of Units during the ten (10) ASX business days immediately prior to the date upon which the Application Price is to be calculated or, while Stapling applies, a Stapled Security must be issued at its Market Price and **clause 8.11** shall apply to determine which portion of the application price is attributable to the Unit comprising part of that Stapled Security;

(b) where the Unit is issued as the consequence of the exercise of Options under a CenterMark Option Deed which provides for an issue price per Unit equal to the amount of United States Dollars required to buy One Australian Dollar determined by reference to the Buy Rate, such issue price;

(c) where the a Stapled Security is issued as a consequence of the exercise of a Series F Special Option, such issue price as is determined in accordance with the **Third Schedule**.

The price of Units, Stapled Securities or Options issued to an underwriter may be reduced by such lawful fee, brokerage or commission as the Manager determines.

Consideration where Units issued on Exercise of Options 8.2A Whilst Ordinary Units are officially quoted and notwithstanding anything in **clause 8.2** of this deed:

(a) where a Unit is issued as a consequence of the exercise of a Series G Special Option, the consideration that is to be paid for

that Unit shall be determined in accordance with the **Fifth Schedule**;

(b) where a Unit is issued as a consequence of the exercise of a Series G1 Special Option, the consideration that is to be paid for that Unit shall be determined in accordance with the **Sixth Schedule**;

(c) where a Unit is issued as a consequence of the exercise of a Series H Special Option, the consideration that is to be paid for that Unit shall be determined in accordance with the **Seventh Schedule**; and

(d) where a Unit is issued as a consequence of the exercise of a Series I Special Option, the consideration that is paid for that Unit shall be determined in accordance with the **Eighth Schedule**.

Rights Issues

8.3 The Manager may, subject to clause 6.5A, offer further Units for subscription at a price determined by the Manager to those persons who are Members on a date determined by the Manager not being more than 30 days immediately prior to the date of the offer, provided that:

(a) all Member are offered Units at the same application price on a pari passu basis (whether or not the right of entitlement is renounceable); and

(b) the application price is not less than 50% of the Market Price of the Units or, while Stapling applies, the Market Price of Stapled Securities minus the application price of the Attached Securities

AND FURTHER PROVIDED THAT, subject to the Listing Rules, the reference to all Members in **paragraph (a)** excludes Members who are not resident in Australia ("**Overseas Members**") and, if all Members that hold Stapled Company Held Units consent in writing to the offer not being made to them, those Members. Where the right of entitlement is renounceable, the Manager is, as the agent of each Overseas Member, to sell the Overseas Member's entitlement and account to the Overseas Member for the proceeds of the sale, after deducting any costs or Taxes incurred in connection with the sale..

The Manager may adjust any entitlement to accord with the Listing Rules and, in the case of fractions, **clause 5.2** shall apply. Any Member may, unless the terms of issue provide otherwise, renounce its entitlement in favour of some other person.

Re-offer

8.4 Any Units offered under **clause 8.3** which are not subscribed for within the period during which the offer is capable of acceptance may be

offered for subscription by the Manager to any person, provided that the application price is not less than that at which the Units were originally offered to Members. If an underwriter has underwritten any offer for subscription under **clause 8.3**, the underwriter may take up any Units not subscribed for by the Member.

Placement 8.5 The Manager may at any time issue Units to any person at any price and on any terms it thinks fit, provided that the Corporations Act, the Listing Rules and any Relief are complied with.

Reinvestment 8.6 The Manager may from time to time issue Units pursuant to a Distribution Reinvestment Plan and while Units are Officially Quoted, the application price payable for each additional Unit upon reinvestment of distributions shall be the Distribution Reinvestment Price .

Underwritten Distribution Reinvestment Plan 8.6A The Manager may from time to time issue Units pursuant to an underwriting arrangement in respect of a Distribution Reinvestment Plan to either:

(a) the underwriter of the Distribution Reinvestment Plan ('**DRP Underwriter**'); or

(b) a person procured by the DRP Underwriter,

at an Application Price that is the same as the Application Price of Units issued under the Distribution Reinvestment Plan which is the subject of the underwriting arrangement.

Periodic Valuations 8.7 The Manager is not to be regarded as having any special expertise in valuation. Except where an Asset comprises an Entity Interest the Manager may cause an Asset to be valued at any time (and must do so if required by the Corporations Act) by a Valuer using the valuation method set out in **clause 8.8**. A copy of any such valuation must be given to the Auditor. Where an Asset comprises an Entity Interest the value of such Entity Interest shall be the Manager's proportionate interest in the then value of the entity's assets net of the Entity's Liabilities. The Manager may determine Net Asset Value at any time in its absolute discretion, including more than once on each day, but unless Units are Officially Quoted must do so at least once every Quarter.

Valuation Methods 8.8 Subject to **clause 8.7**, the valuation method or the manner of valuation of an Asset is to be determined by the Valuer and approved by the Manager.

Rounding 8.9 The Manager may round the application price and redemption price of a Unit calculated under this **clause 8** respectively to the nearest fraction of a cent as determined by the Manager.

Redemption or Repurchase Price

8.10 (a) Subject to **paragraph (b) and clause 7.20** and the terms of issue of any Units, the **Third Schedule**, the **Fifth Schedule**, the **Sixth Schedule**, the **Seventh Schedule** and the **Eighth Schedule**, a Unit must only be redeemed or (at the option of the Manager) repurchased at a price calculated as:-

$$\frac{\text{Net Asset Value - Transaction Costs}}{\text{number of Units on issue}}$$

provided that, in the case of a partly paid Unit, the Uncalled Amount in respect of that Unit is to be deducted from the price calculated in accordance with this formula.

(b) If a Unit is to be redeemed or repurchased out of the proceeds of an application for a Unit made at the same time as the redemption notice, the Unit may be redeemed at the Application Price. A certificate from the Manager will be conclusive evidence as to whether or not this **paragraph (b)** applies to the redemption of a Unit.

(c) The prices in **paragraphs (a) and (b)** must be determined as at the last Valuation Time before the Units the subject of the redemption notice are redeemed or repurchased.

Determination of Application Price or Redemption Price where Stapled Securities are issued

8.11 While:

(a) Stapling applies;

(b) as a consequence, a Unit is to be issued as part of a Stapled Security or redeemed or repurchased in conjunction with the redemption or repurchase of Attached Securities; and

(c) this deed contains a provision for the calculation or determination of the application price or redemption or repurchase price for the Stapled Security but not for the Unit,

the Manager must, in accordance with this clause 8.11, determine what part of the application price or redemption or repurchase price of a Stapled Security is to be allocated to a Unit and each Attached Security for the purposes of this deed.

The application price for a Stapled Security will be allocated between the Application Price of the Unit and for the application prices for the Attached Securities on the basis of fair value as agreed between the Manager and the Stapled Entities or, failing agreement, determined by an independent accountant based on fair market value as determined by the accountant having regard to the respective net tangible asset backing of each of the Unit and the Attached Securities immediately prior to the

issue, redemption or buy-back of the Stapled Security and any other factors which the accountant believes should be taken into account. However, where the Stapled Security is being issued pursuant to the exercise of one or more options and the terms of the application price of the Unit and each of the Attached Securities must be determined in accordance with any relevant provisions of the terms of the option or options.

9 MANAGER

Powers

9.1 Subject to this deed, the Manager shall have all the powers over and in respect of the Assets and Liabilities of the Trust that it is legally possible for a natural person or a corporation to have as if it were the absolute owner of the Assets. Without in any way affecting the generality of the foregoing, the Manager shall be deemed to have the full and absolute and beneficial powers of:-

(a) purchase and sale of any real or personal property of any nature or investments for cash or upon terms;

(b) leasing and acceptance of surrender of leases with power to compromise the lessees and others and execute and pay for repairs and improvements;

(c) instituting and compromising legal proceedings;

(d) attending and voting at meetings;

(e) paying all outgoings connected with this deed which are not otherwise payable by the Manager;

(f) lending money with or without security;

(g) raising or borrowing money with or without security and incurring all types of obligations and liabilities;

(h) building, altering, repairing, extending, replacing and re-building any real or personal property;

(i) drawing, endorsing, discounting, selling, purchasing and otherwise dealing with bills of exchange either alone or jointly;

(j) entering into any financial facility or agreement of any kind whatsoever;

(k) obtaining or providing guarantees, indemnities or sureties on such terms and conditions as the Manager thinks fit, with or without security;

(l) entering into, purchasing or becoming a party by any means (including without limitation assignment or novation) to any contracts or arrangements solely for the purpose of or incidental to liability or debt management or currency exchange management including (without limitation):-

(i) the management of actual or contingent interest rate or foreign exchange exposures of the Trust in respect of any existing or proposed borrowing or obligation of the Trust:-

(ii) futures contracts traded on a futures market;

(iii) options contracts;

(iv) currency swap, interest rate swap, forward exchange rate contracts, forward interest rate contracts or combinations or variations of any of the foregoing;

(m) any scheme or undertaking, common enterprise or investment contract (as defined in the Corporations Act), or any equivalent or substantially similar scheme or undertaking, enterprise or investment contract in any other jurisdiction, including, without limitation, units in a unit trust or like scheme, provided such scheme or undertaking, enterprise or investment contract, unit trust or like scheme complies with the Corporations Act (subject to any Relief) or the corresponding law of any relevant jurisdiction;

(n) investing (whether by way of purchase, lease, acquisition of options or other rights, or otherwise) in all or any of the following:-

(i) real estate of every description including (without limitation) Land and buildings, fixtures and fittings and other improvements erected or installed on Land;

(ii) plant, equipment, furnishings and fittings whether used in association with buildings or Land forming part of the Assets or otherwise;

(iii) monies on deposit at any bank or building society or with any company listed on any stock exchange and debentures of any company so listed;

(iv) negotiable instruments of every type and description, including (without limitation) promissory notes and bills

of exchange;

(v) monies deposited with authorised short term money market dealers;

(vi) investment of money on security (whether by way of mortgage taken severally or otherwise) of any property of the type referred to in **paragraph (i)** for a term not exceeding 30 years and an amount which when added to monies owing on any charge ranking prior to or pari passu with a security to be taken by the Manager does not exceed:-

(A) two-thirds; or

(B) if repayment of the whole of the principal and interest under any mortgages is insured under a mortgage insurance policy acceptable to the Manager, then nine-tenths,

of the value of the property as determined by a Valuer.

(vii) preference or ordinary shares or stock, debentures, options, convertible notes and other securities of any corporation.

Powers 9.2 The Manager must manage the Trust until it retires or is removed. This power extends to the management of the Assets and Liabilities of the Trust.

Disposal of main undertaking 9.3 Notwithstanding **clauses 9.1 and 9.2** or any other provision of this deed except on termination of the Trust, any sale or disposal by the Manager of the main undertaking of the Trust shall be subject to the prior approval of Members in general meeting. At the meeting held to approve any sale or disposal, any person who may benefit (in the capacity other than only as a Member of the Trust) from the sale or disposal and any person who for the purposes of Part 1.2 Division 2 of the Corporations Act would be regarded as a person associated with that person, shall not vote on the Resolution.

Delegation 9.4 The Manager may authorise, by power of attorney or otherwise, one or more persons (whether or not related to or associated with the Manager) to act as its delegate or agent (in the case of a joint appointment, jointly and severally) to hold title to any Asset, perform any act or exercise any discretion within the Manager's powers.

The authorisation must be written. The Manager remains liable for the acts or omissions of a delegate or agent. However, the Manager may

include provisions in the authorisation to protect and assist those dealing with the delegate or agent as the Manager thinks fit.

Agents and Advisors 9.5 The Manager has the power to appoint the solicitor, licensed land broker or conveyancer to act on the purchase of any real estate on behalf of the Trust.

The Manager may engage any agent, adviser, valuer, broker, underwriter or other contractor to assist the Manager in managing the Trust or dealing with any Asset.

Retirement 9.6 The Manager must retire as Manager of the Trust when required to retire by law. Subject to the Corporations Act, the Manager may retire at any time.

New Manager 9.7 A replacement Manager must execute a deed by which it covenants to be bound by this deed as if it had originally been a party to it.

Removal 9.8 The Manager may not be removed, except in accordance with **clause 9.6**.

Release 9.9 When it retires or is removed, the former Manager is released from all obligations in relation to the Trust arising after the date it retires except that the former Manager is still obliged at the cost of the Trust to vest the Assets in the new Manager and to deliver all books and records relating to the Trust to the new Manager. On the retirement or removal of a Manager, the former Manager is indemnified out of the Assets against any claims arising out of its conduct as Manager except claims arising in respect of negligence, fraud, breach of trust or breach of duty.

Name of Trust 9.10 On retirement of a Manager, that former Manager may require the name of the Trust to be changed to a name which does not include the current (or any former) name of the former Manager and which is not substantially or deceptively similar to those names. In addition, the Manager may change the name of the Trust at any time.

Futures Contracts 9.11 Notwithstanding **clauses 9.1 and 9.2** or any other provision of this deed, the Manager must not enter into or become a party to any futures contract unless the following conditions are fulfilled:

(a) where the futures contract is entered into for any speculative purpose the total actual and contingent liability of the Manager pursuant to such contract is limited to an amount not greater than 10% of the Assets;

(b) the Manager's liability in respect of such futures contract is limited in a manner which the Manager in its sole discretion considers satisfactory; and

(c) the Manager ensures that at all times the Assets include sufficient cash available to the Manager to make any deposits and/or pay any margin calls in respect of any futures contracts as same become due for payment.

WEA Arrangements 9.12 The Manager has full power to enter into:

(a) the CenterMark Stockholders Agreement;

(b) a CenterMark Option Deed;

(c) the Share Sale and Unit Subscription Agreement;

(d) the Cordera Subscription Agreement;

(e) the Agreement and Plan of Reorganisation; and

(g) any other agreement to which it is a party which is described in the Initial Prospectus,

and to perform all of its obligations and to discharge all of its duties under those documents (including, without limitation, the acquisition of WEA Stock on the terms set out in those agreements) without the need to make any enquiries or conduct any investigations (whether legal or factual) with respect to WEA or the WEA Stock. The Manager is not liable to the Members in any manner whatsoever for entering into those documents and performing its obligations and discharging its duties under them.

Power to unstaple Units 9.13 If Units comprise part of Stapled Securities, subject to the Corporations Act and, while the Units are Officially Quoted, the Listing Rules and approval by Special Resolution, the Manager may at any time apply to have the Stapled Securities unstapled and, if the Stapled Securities are Officially Quoted, removed from quotation.

Power to Staple additional Securities 9.14 The Manager may, subject to the Corporations Act and, while the Units are Officially Quoted, the Listing Rules, cause the Stapling of any other security or securities to the Units.

10 INVESTMENT

Manager's Role 10.1 Except where provided otherwise in this deed the Manager has absolute discretion as to how Assets are invested or otherwise dealt with.

Investment Powers 10.1A Without limiting the effect of **clause 10.1**, the Manager may in its capacity as Trustee invest in, dispose of or otherwise deal with property and rights in its absolute discretion.

For the purpose of giving effect to the investment policy specified in

clause 10.2 but without limiting any other provision of this deed the Manager may:

(a) invest the Assets in cash and cash equivalents, interests, securities or other instruments issued by the Stapled Company (except Stapled Shares) or any other Stapled Entity;

(b) make loans to or provide any other financial accommodation to the Stapled Company or any other Stapled Entity; and

(c) enter into hedging contracts in connection with any actual or prospective investment of the Trust or any borrowing by the Trust.

Investment Policy 10.2 The Manager must specify its principal investment policy in the first prospectus or offering memorandum for the Trust but may vary that policy from time to time.

Voting 10.3 Subject to **clause 10.4**, the Corporations Act and any Relief applicable from time to time, the Manager may exercise all voting rights conferred by the Assets of the Trust as it determines.

Nomination of WEA Directors 10.4 In exercising its right to designate or nominate four directors for election as directors of WEA pursuant to the CenterMark Stockholders Agreement and in exercising its right to vote in respect of the election of such directors, the Manager may act in its absolute discretion.

Insurance 10.5 The Manager must insure and keep insured in the name of the Manager for such amounts as the Manager believes prudent (having regard to normal commercial practice) all the real property and personal property investments forming part of the Assets against fire, loss of rent and other usual risks. If the Manager believes prudent (having regard to normal commercial practice) the Manager shall ensure that the property comprised in every security constituting a mortgage investment comprised in the Assets (other than intangible property) is insured and kept insured in the names of the Manager and the mortgagors and other persons (if any) for the respective interests, against fire, loss of rent and other usual risks.

11 INCOME AND DISTRIBUTIONS

Distributable Income 11.1 The Manager must determine the Distributable Income of the Trust for each Accrual Period. Unless, in its sole and absolute discretion, the Manager determines by a resolution of its directors from time to time that the Distributable Income is to be calculated in some other manner, the Distributable Income for an Accrual Period is equal to the greater of (i) Net Income for the Accrual Period, and (ii) Net Accounting

Income of the Trust for the Accrual Period.

Accounts 11.1A Notwithstanding that the Distributable Income of the Trust is to be determined in accordance with clause 11.1, the accounts of the Trust may be prepared in accordance with applicable accounting standards, including international financial reporting standards to the extent required or relevant, and generally accepted accounting principles. The preparation of the accounts in this manner is not to be regarded as a determination of the method for calculating the Distributable Income of the Trust pursuant to clause 11.1.

Entitlement and Distribution Dates 11.2 The Manager must distribute all Distributable Income of the Trust for each Accrual Period within two months of the end of that Accrual Period.

Distribution Ranking 11.3 Except for CenterMark Option Units and Units issued pursuant to clause 23.2(e) Units shall, subject to the rights, obligations and restrictions attaching to any particular Units or Classes, rank for distributions of Distributable Income from the first day immediately following their creation so that where Units are created during an Accrual Period, such Units shall participate in the Distributable Income in respect of that Accrual Period in the proportion that the part of the Accrual Period (calculated in days) for which such Units rank for distribution of Distributable Income bears to the total number of days in such Accrual Period and in the case where such Units are partly paid for the whole or part of an Accrual Period ("**Partly Paid Units**"), such Partly Paid Units shall participate in the Distributable Income in respect of that Accrual Period according to the proportion or different proportions of the issue price that has been paid up thereon. For the purposes of such calculation where an instalment of the issue price of a Partly Paid Unit is paid into the Trust, the Partly Paid Unit in respect of which such payment is made shall thereby be entitled to rank for an increased participation in Distributable Income from the first day immediately following the day during which such payment was received. CenterMark Option Units issued during a Quarterly Period shall rank for distributions of Distributable Income from the first day of that Quarterly Period unless the CenterMark Option Units Issue Date in respect of such CenterMark Option Units occurs prior to the WEA Dividend Date in respect of a previous Quarterly Period in which event such CenterMark Option units shall rank for distributions of Distributable Income from the first day of that previous Quarterly Period.

Members' Entitlements 11.4 Subject to **clause 11.3** and the rights, restrictions and obligations attaching to any particular Units or Classes each person registered as a Member at the end of the last day of an Accrual Period, shall be presently entitled to the Distributable Income for the Accrual Period, in

proportion to the number of Units held by such Member to the total number of Units then on issue but excluding from this calculation Units which do not rank for distributions.

Record Date 11.5 The Manager must determine the Record Date for the purpose of determining the persons who are entitled to the distribution. The total amount to be distributed in respect of a distribution period is to be transferred to a distribution account as soon as practicable after the Record Date. The payment by the Manager of a Member's entitlement to Distributable Income to the Member registered in respect of those Units as at the Record Date shall be a good and sufficient discharge to the Manager in respect of any liability that they may have to any person in respect of such entitlement.

Distribution of Capital to Distribution Account 11.6 The Manager may transfer capital to the distribution account, to enable distribution to Members of the minimum amount necessary to avoid the Manager becoming assessable for tax under section 99A of the Tax Act.

Separate Accounts 11.7 The Manager may keep separate accounts of different categories or sources of income and may allocate income from a particular category or source to particular Members. The Manager must notify the Members concerned of that allocation.

Other Distributions 11.8 Subject to the rights, obligations and restrictions attaching to any Units or Classes, the Manager may distribute any amount of capital or income to Members pro rata according to the number of Units in the Trust held as at a time decided by the Manager. The distribution may be in cash or by way of bonus Units. While Stapling applies, the Manager may not make a distribution by way of bonus Units unless, at the same time as the increase in the number of Units ,the Members other than the holders of any Stapled Company Held Units are also issued an identical number of Attached Securities which when issued are then Stapled to the additional Units issued.

Reinvestment 11.9 If the Manager offers a facility under **clause 8.6** whereby Members may receive distributions by way of additional Units, then by prior notice a Member may elect to reinvest some or all of any distribution by acquiring such additional Units in the Trust. In those cases, the Manager is treated as having received an application by the Member to reinvest distributions at the time that the distribution is paid. The procedure for reinvestment of distributions is to be determined by the Manager and notified to Members from time to time as and when the facility is offered. The Manager may at any time withdraw, amend or re-establish such a facility.

A request to participate in such a facility or cancellation of any such request is effective with respect to a particular distribution if received

in a form acceptable to the Manager prior to the Record Date for that distribution.

Acquisition of identical number of Attached Securities

11.9A While Stapling applies no reinvestment may occur unless contemporaneously with the reinvestment in additional Units the Member subscribes for or purchases an identical number of Attached Securities which when issued or acquired (respectively) are then Stapled to the additional Units. The Manager may make provision for and make payment of the subscription or purchase price for such Attached Securities out of the distribution or income (as applicable) which is otherwise available for reinvestment. Part of the application price of the Units may come from distributions or dividends paid on the Attached Securities.

Payment

11.10 The Manager must prepare distribution cheques or arrange for distributions to be paid. Cheques not presented within 6 months may be cancelled and reinvested in Units in the Trust and Attached Securities on behalf of the recipient Members at the application price prevailing at the time the cheque is cancelled.

Withholding Tax

11.11 Where the Net Income is reduced by taxes attributable to the ownership of Units by certain Members the entitlement to Distributable Income of such Members may be adjusted by the Manager so that the entitlement to Distributable Income of all other Members is equivalent to the amount they would receive in the absence of such taxes. In particular, if and to the extent distributions from WEA to the Trust are not eligible for reduced withholding rates under the U.S.-Australia income tax treaty as a result of a Member's Unitholding in the Trust and/or WEA, this clause 11.11 shall be applied such that the incremental withholding tax is borne by such Member or Members causing such incremental taxes.

Distributions Paid in Different Currencies

11.12 The Manager may provide a facility whereby Members may receive their entitlement to the Distributable Income of the Trust from time to time in such currency or currencies as they may request by notice to the Manager in writing and which the Manager in its absolute discretion may approve and in such event the Manager may arrange to convert a Member's entitlement to Distributable Income into the currency in which it is to be paid on a date being the date that the Distributable Income in respect of an Accrual Period is determined, the Closing Date in respect of an Accrual Period, the date of payment of distribution entitlements in respect of an Accrual Period or such other date as the Manager may determine and the Manager may maintain bank accounts in such currencies as may be appropriate for this purpose.

Classes

11.13 Under this **clause 11**, the rights of a Member are subject to the rights, obligations and restrictions attaching to the Units which they hold.

12 ACCOUNTS AND AUDIT

Accounts The financial reports and directors reports of the Trust must be prepared, audited, lodged with ASIC and distributed to Members by the Manager in accordance with the Corporations Act and the Listing Rules.

13 ADMINISTRATION AND REPORTING

Register 13.1 The Manager must establish and maintain a register of Members and Option Holders (if any) in accordance with the Corporations Act and Listing Rules. The Manager need not enter notice of any trust on any register. The Manager may treat the registered Member as the absolute owner of Units registered in that Member's name and not be bound to take notice of any trust or equity affecting any Unit. While Stapling applies, the register may form part of a combined register of the Trust and the Stapled Entities recording the holders of Stapled Securities.

Certificates 13.2 Certificates may be issued by or on behalf of the Manager for Options. Such certificates shall contain such information as may be prescribed by the law, the Listing Rules or any Relief as applicable. No certificates will be issued for Units. The Manager at any time may send any Member details of Units held by, transactions of, or distributions to, the Member.

Uncertified Trading 13.3 The Trust is permitted to participate in any system or scheme approved by the ASX which allows for simultaneous settlement of transfers of Units and uncertificated holdings, including (without limitation) the CHESS system. Subject to the Corporations Act, while the Trust is admitted to an uncertificated trading system, a joint holding statement may be issued to evidence the holding of Stapled Securities comprising Units and Attached Securities.

Transfers 13.4 Members may transfer Units. Option Holders may transfer Options (subject to their terms of issue). Transfers must be in a form approved by the Manager and the ASX and be presented for registration duly stamped. A transfer is not effective until registered. Except while the Trust is included in the Official List of the ASX, the Manager may refuse to register any transfer of a Unit or Option but such refusal shall not be unreasonable. In all other respects, the Manager must deal with a transfer of a Unit or Option in accordance with the Listing Rules.

Single instrument of transfer for Stapled Securities 13.4A While Stapling applies and subject to the Corporations Act and the Listing Rules if the Listing Rules apply:

(a) the Manager must not register any transfer of Units [except any Stapled Company Held Units] unless it is a single instrument of transfer of Stapled Securities and **clause 13.4** of this deed referring to a transfer of Units will be deemed to be a reference to

such a transfer; and

(b) a reference in **clause 13.4** to a Unit will be deemed to be a reference to a Stapled Security.

Death, Legal Disability 13.5 If a Member or Option Holder dies or becomes subject to a legal disability such as bankruptcy or insanity, only the survivor (in the case of joint holders) or legal personal representative (in any other case) will be recognised as having any claim to Units or Options registered in the Member's or Option Holder's name.

Payments 13.6 Money payable by the Manager to a Member or Option Holder may be paid in any manner approved by the Manager. Only whole cents are to be paid. Any remaining fraction of a cent becomes an Asset of the Trust.

Deductions 13.7 The Manager may deduct from any amount to be paid to a Member or an Option Holder any amount of Tax (or an estimate of it) which it is required or authorised to deduct in respect of that payment by law or by this deed or which the Manager considers should be deducted.

Reports 13.8 The form and content of any report sent by the Manager to Members or Option Holders is (subject to the law) at its discretion.

14 MEETINGS OF UNIT HOLDERS

Corporations Act 14.1 The Manager may at any time convene a meeting of Members, or a Class of Members and must do so if required by the Corporations Act.

Notice Period 14.2 The Manager must give notice of any meeting in accordance with the Corporations Act and, if applicable, the Listing Rules.

Non-receipt 14.3 If a Member does not receive a notice (including if notice was accidentally omitted to be given to them) the meeting is not invalidated.

Quorum 14.4 The quorum for a meeting of Members is 2 Members present in person or by proxy together holding between them at least 10% of all issued Units unless the Trust has only one Member who may vote on a Resolution, in which case that one Member constitutes a quorum.

No Quorum 14.5 If a quorum is not present within 15 minutes after the scheduled time for the meeting, the meeting is:

(a) if convened on the requisition of Members - dissolved; or

(b) otherwise - adjourned to such place and time as the Manager decides.

At any adjourned meeting, those Members present in person or by proxy constitute a quorum. No new notice of the adjourned meeting need be

given unless required by the Corporations Act. Notice of any adjourned meeting which may become necessary may be included in the notice convening the original meeting.

Chairman 14.6 Subject to and to the extent permitted by the Corporations Act, the Chairman of a meeting of Members shall be a person nominated by the Manager but need not be a Member. The decision of the chairman on any matter is final.

Adjournment 14.7 The Chairman has power to adjourn a meeting for any reason to such place and time as the Chairman thinks fit.

Voting 14.8 Subject to the law and this deed, a resolution is passed if a simple majority of votes are cast in favour.

Poll 14.9 **[Deleted]**

Casting Vote 14.10 **[Deleted]**

Proxies 14.11 A Member may be represented at a meeting by proxy. Proxies are governed by the Corporations Act. A proxy shall have the same rights as its appointing Member to vote whether on a poll or a show of hands, to speak and to be reckoned in a quorum. The Manager is not obligated to enquire whether a proxy has been validly given. A proxy expires after 12 months. A proxy is still valid after it is revoked or after the Member who gave it dies or becomes under a legal disability, unless the Manager has received written notice of that fact before the meeting at which the proxy is used.

Representatives 14.12 A body corporate may be represented at a meeting by a person appointed in the manner provided by the Corporations Act. The Manager may accept a certificate executed by the body corporate as evidence of the person's appointment. The person may exercise on the body's behalf the same powers as the body could if it were a natural person and the body is taken to be present at the meeting in person.

Other Attendees 14.13 The Manager and its advisors and the Auditor and, while Stapling applies, representatives of each Stapled Entity may attend and speak at any meeting, or invite any other person to attend and speak.

Resolutions Binding 14.14 A Resolution binds all Members of the Trust, whether or not they are present at the meeting. No objection may be made to any vote cast unless the objection is made at the meeting.

Minutes 14.15 The minutes of a meeting of Members signed by the Chairman of the meeting are evidence of the matters stated in them unless the contrary is proved.

Option Holders 14.16 The Manager may convene a meeting of Option Holders or a Class of Option Holders and must do so if required by the Corporations Act. If it does so, **clauses 14.2 to 14.15** inclusive apply as if they referred to Option Holders rather than Members.

Proxy form while Stapling applies 14.17 While Stapling applies, subject to the Corporations Act, the form of proxy used may be the same form as the Member uses to appoint a proxy to vote on their behalf in respect of the Attached Securities which they hold.

Joint meetings 14.18 While Stapling applies, meetings of Members may be held in conjunction with meetings of the holders of Attached Securities and, subject to the Corporations Act, the Manager may make such rules for the conduct of such meetings as the Manager determines.

15 RIGHTS AND LIABILITIES OF MANAGER

Holding Units 15.1 The Manager and its associates may hold Units and Options in the Trust.

Other Capacities 15.2 Subject to their acting at all times with good faith to all Members and Option Holders nothing in this deed restricts the Manager or its associates from:

(a) dealing with the Trust, the Stapled Company, the Stapled Trust, any other Stapled Entity, or any Member or Option Holder; or

(b) being interested in any contract or transaction with the Trust, the Stapled Company, the Stapled Trust, any other Stapled Entity, or any Member or Option Holder or retaining for its own benefit any profits or benefits derived from any such contract or transaction; or

(c) acting in the same or a similar capacity in relation to any other scheme,

and neither the Manager nor its associates shall be liable to account to any Member in relation to any act, matter, transaction or dealing of a kind described in this **clause 15.2**.

Limitation on Liability 15.3 Subject to the Corporations Act, if the Manager acts in good faith and without default or negligence, it is not responsible to Members or Option Holders for any loss suffered in respect of the Trust. The liability of the Manager in relation to the Trust is in any case limited to the Assets of the Trust.

Specific Limitations - Manager 15.4 Without limiting **clause 15.3**, when acting in good faith, without negligence, fraud, breach of trust or breach of duty, the Manager will not be liable to any Member or any future Manager or any other person for

loss caused by:-

(a) the Manager's acts or omissions in reliance on:-

(i) provided it has been maintained in good faith by the Manager, the register;

(ii) the authenticity of any document;

(iii) opinion, advice or information of any barrister, solicitor, accountant, valuer or other expert instructed by the Manager; or

(iv) information from any banker or the Auditor;

provided the Manager has no reason to believe the relevant material not to be authentic or the expert not to have the relevant expertise;

(b) any act, omission, neglect or default of any person;

(c) any act or omission required by law or by any court of competent jurisdiction;

(d) any particular price or reserve not having been realised;

(e) any unnecessary payment having been made to any fiscal authority;

(f) any act or omission of an operator of any securities title, transfer or holding system; or

(g) the Manager relying on any register of members of a Stapled Entity;

to any greater extent than the amount which the Manager is entitled to and does recover through its right of indemnity from the Assets of the Trust actually vested in the Manager in accordance with this deed.

Exercise of Discretion

15.5 The Manager may decide how and when to exercise its powers in its absolute discretion.

Indemnity

15.6 The Manager is entitled to be indemnified out of the Assets of the Trust for any liability incurred by the Manager in properly performing or exercising any of its powers or duties in relation to the Trust. This indemnity is in addition to any indemnity allowed by law, but does not extend to liabilities arising:

(a) from a breach of trust; or

(b) where the Manager fails to show the degree of care and diligence required of a Manager having regard to its powers, authorities and discretions under this deed,

unless the Members decide otherwise by Special Resolution with respect to specific acts or omissions or on the Manager ceasing to act.

Limitation of Liability to Contracting Parties 15.7 Any contract or agreement entered into by the Manager in its capacity as Manager may incorporate a term whereby the extent of the Manager's liability with respect to obligations that it incurs under such contract or agreement is limited to the Assets of the Trust except for any liability which the Manager may have as a result of its fraud, negligence, default or breach of duty.

Manager's duties in relation to Stapling 15.8 Notwithstanding any other provision of this deed, or any rule of law or equity to the contrary, in exercising any power or discretion conferred on it, the Manager must, subject to the Corporations Act, while Stapling applies, have regard to the interests of the Members of the Trust and the members of the Stapled Entities as a whole and not only to the interests of the Members of the Trust alone.

16 LIABILITY OF UNIT HOLDERS

Liability Limited 16.1 The liability of a Member is limited to the Application Price paid or agreed to be paid for a Unit. A Member need not indemnify the Manager if there is a deficiency in the Net Assets of the Trust or meet the claim of any creditor of the Manager in respect of the Trust.

Recourse Limited 16.2 The recourse of the Manager and any creditor is limited to the Assets of the Trust.

17 EXCLUSION OF PARTNERSHIP OR AGENCY

No Partnership or Agency Nothing in this deed gives rise to any relationship of partnership or agency between the Manager and/or any Member. Nothing contained or implied in this deed is to be construed as creating an association, joint venture or partnership among the Trust and any Stapled Entity for any purpose or authorising the sharing of the benefit of any assets (and any profits therefrom) of the Trust or any Stapled Entity as a result of the Stapling.

18 REMUNERATION AND EXPENSES

Management fee 18.1 Subject to the Corporations Act, the Manager is entitled to be paid out of the Assets a management fee equal to the Manager's reasonable estimate of its costs, including all overheads and whether incurred directly by the

Manager or reimbursed by the Manager to any of its related bodies corporate, in providing its services as Manager for which it is not otherwise reimbursed pursuant to clause 18.3. The entitlement to this fee commences from 1 July 2004 and continues to the date of final distribution in accordance with clause 19.2. The Manager is entitled to remuneration for the period up to 30 June 2004 in the manner calculated pursuant to the former clause 18.1 which was replaced by this current clause 18.1. The fee payable pursuant to clause 18.1 is to be payable from time to time upon demand by the Manager. The Manager may make demand for payment for all or part of the fee at any time if it has incurred costs whether or not it has paid those costs. The Manager must produce a statement within 1 month from the end of each Accrual Period setting out the management fee for the Accrual Period and any amount remaining unpaid.

Waiver of Fees

18.2 The Manager may accept a lower fee than it is entitled to receive under this deed, and may defer payment of its fee for any period. Where payment is deferred, the fee still accrues daily until paid.

Expenses

18.3 All expenses reasonably and properly incurred by the Manager in connection with the Trust or in properly performing its obligations under this deed are payable or reimburseable out of the Assets of the Trust. This includes (without limitation) expenses or overheads connected with:

(a) this deed and the formation of the Trust, any supplemental deed and the approval of this deed and of any supplemental deed by the ASIC and ASX;

(b) preparation, review, lodgement, registration, distribution and promotion of any prospectus, product disclosure statement or offering memorandum in respect of Units, Stapled Securities or Options;

(c) the sale, purchase, insurance and/or custody of and any other dealing with Assets;

(d) investigating and evaluating any proposed purchase, sale or other dealing with an investment;

(e) the acts of the Manager or its agents in connection with the administration, management and promotion of the Trust or the Stapled Entities, its Assets and Liabilities and property and project management fees and expenses;

(f) the issue of Units, Stapled Securities, Options or any interests in, or rights associated with Units, Stapled Securities or Options or any other obligation (including any securities or debt instruments

of any kind) issued by the Trust;

(g) any underwriting arrangement including, without limitation, underwriting fees, handling fees, costs and expenses, amounts payable under indemnity or reimbursement provisions in the underwriting agreement and any amounts becoming payable in respect of any breach (other than for negligence, fraud or breach of duty) by the Manager of its obligations, representations or warranties under any such underwriting agreement;

(h) convening and holding meetings of Members and Option Holders, the implementation of any Resolutions and communications with Members and Option Holders and attending any meeting of the Stapled Entities;

(i) Tax (including any amount charged by a supplier of goods or services or both to the Manager by way of or as a reimbursement for GST) and financial institution fees;

(j) the engagement of underwriters, agents, valuers, legal (on a full indemnity basis) and other advisers and contractors of all kinds;

(k) preparation and audit of the Taxation returns and accounts of the Trust;

(l) termination of the Trust and the retirement or removal of the Manager and the appointment of a new Manager;

(m) institution, prosecution, defence and compromise any court proceedings, arbitration or other dispute concerning the Trust or any Asset or Liability, including proceedings against the Manager (except to the extent that the person incurring the expenses is found by a court to be in breach of trust, in default or to have been negligent); and

(n) the compliance committee established by the Manager in connection with the Trust (if any), including any fees paid to or insurance premiums paid in respect of compliance committee members;

(o) while there is no compliance committee, any costs and expenses associated with the board of directors of the Manager carrying out the functions which would otherwise be carried out by a compliance committee, including any fees paid to, or insurance premiums paid in respect of, external directors appointed to satisfy the requirements of Chapter 5C of the Corporations Act;

(p) the preparation, implementation, operation, amendment and audit of the compliance plan;

(q) any costs incurred in connection with or as a result of any agreement in connection with the Trust to which any Member is a party and any costs which such agreement provides are to be borne by the Trust;

(r) interest, discount and acceptance fees for bill facilities, all borrowing, hedging or facility costs and like amounts;

(s) any actual or proposed investment, acquisition, realisation, disposal, valuation, maintenance, alteration, improvement, enhancement, receipt, collection or distribution of any Assets;

(t) fees payable to any person (not associated with the Manager) authorised by the Manager to hold the Assets;

(u) establishing and maintaining the register of Members and of Option Holders, the Trust accounting system and records and the investment register (including operation and development of computer facilities, both software and hardware, salaries and on costs);

(v) fees payable to the ASIC or any other regulatory authority;

(w) ASX and share registry fees (including listing and quotation fees);

(x) preparing, printing and posting accounts, cheques and documents, or making payments, to Members and Option Holders;

(y) amounts payable to advisers, agents, brokers, contractors, underwriters or other persons engaged by the Manager under the Deed (including legal costs on a full indemnity basis);

(z) entering the Trust in any survey;

(aa) fees payable to any ratings organisation;

(bb) performance of the Manager's duties, exercise of the Manager's rights or powers, compliance with the law and the Listing Rules, and any request or requirement of the ASIC;

(cc) fees payable to Austraclear Limited or any other securities system authorised by the Manager to hold Assets;

(dd) dealing with applications for and redemption of, and determining the Application Price and Redemption Price of, Units or Stapled Securities.

but does not include the amount of any credit or refund of GST to which the Manager is entitled as a result of incurring such expenses.

Deferral

18.4 The Manager may defer reimbursement of any or all expenses under **clause 18.3** for any period it determines.

GST

18.5 The fees payable to the Manager under this deed do not include any amount referable to GST. If the Manager is or becomes liable to pay GST in respect of any supply under or in connection with this deed (including, without limitation, the supply of any goods, services, rights, benefits or things) then, in addition to any fee or other amount or consideration payable to the Manager in respect of the supply, the Manager is entitled to be paid an additional amount on account of GST, such amount to be calculated by multiplying the fee, amount or consideration for the part of the supply which is a taxable supply for GST purposes by the prevailing rate of GST, and the Manager shall be entitled to be reimbursed or indemnified for such amount of GST out of the Assets.

18.6 If as a result of the imposition or introduction of GST and any reduction or abolition of any other Tax in conjunction with the imposition or introduction of GST, the Manager determines that:

(a) there is any direct or indirect increase in the cost to the Manager of performing its duties under this deed (including, without limitation, any increase in the amount charged by any supplier to the Manager of goods, services, rights benefits or any other thing); or

(b) there is any direct or indirect reduction in any amount received or receivable by the Manager or in the effective financial return to the Manager in connection with the proper performance of the Manager's duties under this deed (including, without limitation, the return on the Manager's overall capital which could have been achieved but for the imposition or introduction of GST);

and such increased cost or reduction is not compensated for by any other provision of this deed, then the Manager may recover from the Assets such amount as, in its sole opinion but acting reasonably, will compensate the Manager for such increased cost or reduction.

19 TERMINATION

Procedure 19.1 On termination of the Trust, the Manager must realise the Assets of the Trust. This must be completed in 180 days if practical and in any event as soon as reasonably possible after that. The Manager may make partial distributions.

Final Distribution 19.2 Subject to the rights, obligations and restrictions attaching to any particular Units or Classes, any net proceeds of realisation, after discharging or providing for all Liabilities of the Trust and meeting the expenses of termination, must be distributed pro rata to Members according to the number of Units they hold (but excluding from this calculation Units which do not have any rights to participate in the net proceeds of realisation).

Audit of winding up 19.3 If and to the extent that ASIC policy so requires, the Manager must arrange for independent review or audit of the final accounts of the Trust by a registered company auditor.

20 AMENDMENTS TO CONSTITUTION

The Manager may by supplemental deed alter this deed in accordance with and subject to the Corporations Act.

21 DELETED

22 DELETED

23 RESTRUCTURE

Implementation of Proposal 23.1 At any time upon and after the Effective Date, the Manager has power to do all things which it considers are necessary, desirable or reasonably incidental to give effect to the Proposal in accordance with the Implementation Deed.

Express powers of Manager 23.2 Without limiting clause 23.1 but subject to clause 23.3 and despite any other provision in this constitution, the Manager has power:

(a) on the Implementation Date to consolidate the Units in the ratio of each pre-consolidation Unit being converted into 0.15 post-consolidation Units with any resultant fraction of a Unit in a holding being rounded up to the next whole number of Units. In

the case of Units which are acquired by the Investment Bank pursuant to the Sale Facility the number of post-consolidation Units which the Investment Bank is to receive will be rounded up as if the respective numbers of Units which the Investment Bank acquires pursuant to the Sale Facility from Members were separate holdings of those Members so that the Investment Bank will receive the same number of post-consolidation Units which the participants in the Sale Facility would have received in aggregate if they had respectively held the pre-consolidation Units on the Stapling Record Date;

(b) immediately following the consolidation described in (a), but subject to (c), to pay to each Member except the Members holding Stapled Company Held Units, by way of a capital distribution, $1.01 per Unit held;

(c) to apply all the respective distributions paid to each Member under (b) to acquire, on behalf of and in the name of that Member, an equivalent number of units in the Stapled Trust and an equivalent number of ordinary shares in the Stapled Company on the basis that the subscription price for each of those units and shares will be $1.00 and $0.01 respectively;

(d) to procure that the Acquired Units and the Acquired Shares are registered in the name of the relevant Member with the result that the Member is bound:

(i) by the terms of issue of the Acquired Units and the Acquired Shares (including, without limitation, restrictions which cause a Member's Units to be Stapled to Acquired Units and Acquired Shares); and

(ii) generally, by the constitution of the Stapled Company and the Stapled Trust;

(e) to the extent that this will facilitate Stapled Trust Unitholders and Stapled Company Shareholders holding an equivalent number of units and shares in each of the Stapled Company, Stapled Trust and the Trust, to issue to Stapled Trust Unitholders one Unit in respect of each $1.00 and Stapled Company Shareholders one Unit in respect of each 0.1 of a cent paid by or on that person's behalf in subscription for Units pursuant to the Implementation Deed with such new Units to rank pari passu with all of the existing Units including ranking for full participation in Distributable Income for the Accrual Period during which the Units are issued;

(f) to issue to Members new holding statements or other evidence of

entitlement in respect of Units of which the Member is the registered holder after the Proposal is implemented and, in the alternative, to issue or cooperate in the issuing of a single holding statement reflecting the Member's holding of Units, Acquired Units and Acquired Shares;

(g) to execute all documents and do all things which it considers necessary, desirable or reasonably incidental to give effect to the Proposal and to appoint any individual or individuals of its choosing to execute any such documents or do any such things.

Sale Facility

23.3 Notwithstanding the foregoing provisions of this clause 23 where a Member has validly elected to participate in the Sale Facility or is a Designated Foreign Unitholder ("Sale Facility Participant"), the Manager must transfer the Units held by the Sale Facility Participant, or such number of those Units which are to be the subject of the Sale Facility, to the Investment Bank so that the Investment Bank will receive the distribution pursuant to clause 23.2(b) and apply that distribution in accordance with clause 23.2(c) in order to acquire the Acquired Units and Acquired Shares which would otherwise have been issued to the Sale Facility Participant and be obliged to provide to each Sale Facility Participant the Sale Consideration to which it is entitled.

Appointment as agent and attorney for Members

23.4 At all times on and after the Effective Date, the Manager is irrevocably appointed the agent and attorney for each Member to do all things which the Manager considers are necessary, desirable or reasonably incidental to give effect to the Proposal.

23.5 Without limiting clause 23.4, the Manager is irrevocably appointed as the agent and attorney of each Member to:

(a) receive and apply the distributions referred to in clause 23.2(b) in the manner contemplated in clause 23.2(c);

(b) execute an application form (which may be a master application form) in relation to the Acquired Units and the Acquired Shares;

(c) act in accordance with clause 23.3; and

(d) execute transfers of Units which are to be the subject of the Sale Facility.

23.6 The Manager is authorised to execute the documents and do all things under clauses 23.2 and 23.3 without needing further authority or approval from Members and may do so even if it has an interest in the outcome of such exercise.

Manager's limitation of liability

23.7 Without derogating from any limitation of the Manager's liability in terms of this constitution, the Manager has no liability to Members of any nature whatsoever beyond the Assets whether arising, directly or indirectly, from the Manager doing or refraining from doing any act (including the execution of any document) in exercising its powers pursuant to this clause 23 in connection with the implementation of the Proposal in accordance with the Implementation Deed.

Options

23.8 If following the Effective Date the Stapled Company or the Stapled Trust is under any obligation, whether actual or contingent, to issue shares or units in the future pursuant to any option or comparable arrangement to any person the Manager may:

(a) give an undertaking to the Stapled Company and/ or the Stapled Trust Manager to issue Units at the same time to each person to whom shares in the Stapled Company and units in the Stapled Trust are to be issued to ensure that the person receives Stapled Securities, or

(b) grant an option or comparable right to the person to acquire an equal number of Units to the number of shares in the Stapled Company and units in the Stapled Trust which the person is entitled to be issued on exercise of the option or comparable right, on the basis that the option or comparable right may only be exercised if required to ensure that the person receives Stapled Securities.

23.9 The undertakings, options or rights which the Manager may issue pursuant to clause 23.8 may be issued without consideration. The price at which the Units are to be issued pursuant to the undertakings or upon the exercise of those options or rights is to be calculated as follows:

(a) where an Executive Option is exercised and the Stapled Company elects to procure the issue of Stapled Securities to satisfy its obligations on exercise of that option, the issue price of a Unit is the WAT Proportion of the exercise price of that Executive Option (or if that Executive Option has a nil exercise price, the issue price of a Unit is the WAT Proportion of $13.76, being the volume weighted average sale price of a Stapled Share sold on ASX during the five trading day period up to but not including the Announcement Date);

(b) where a Possfund Option is exercised and the Stapled Company elects to procure the issue of Stapled Securities to satisfy its obligations on exercise of that option, the issue price of a Unit is the WAT Proportion of $12.84, being the exercise price of a Possfund Option;

(c) where a WFT Option is exercised, the issue price of a Unit is the WAT Proportion of $1,000 (being the exercise price of a WFT Option) divided by the number of Units required to be issued under the option or right granted under clause 23.8 in respect of that WFT Option,

and in each case the issue price is to be adjusted in the same manner as any adjustment to the exercise price of the relevant option under the terms of that option.

Definitions

23.10 In this clause 23, the following words and expressions have these meanings unless the contrary intention clearly appears.

Acquired Units means the units in the Stapled Trust acquired by the Manager on behalf of Members, under clause 23.2(c).

Acquired Shares means the ordinary shares in the Stapled Company acquired by the Manager on behalf of Members, under clause 23.2(c).

Announcement Date means 22 April 2004.

Cash Price means for each Unit sold under the Sale Facility prior to consolidation as part of the Proposal, an amount equal to 15% of the weighted average selling price of the Stapled Securities sold by the Investment Bank for cash pursuant to the Sale Facility plus, where the consolidation of the Units sold by the Member pursuant to the Sale Facility resulting in a rounding up pursuant to clause 23.2(a), the additional sum received by the Investment Bank from the sale of Stapled Securities attributable to that rounding in respect of the particular Unit.

Designated Foreign Unitholder means a Member who is a citizen or resident of a jurisdiction outside Australia and New Zealand or whose address in the Register is a place outside Australia and New Zealand and their respective external territories, unless the Manager and the Stapled Entities are satisfied before the Effective Date that the Stapled Entities are not precluded from lawfully issuing Acquired Units or Acquired Shares to the Member either unconditionally or after compliance with conditions which the Managers and the Stapled Entities in their sole discretion regard as acceptable and not unduly onerous.

Effective Date means the Effective Date as that term is defined in the Implementation Deed.

Executive Option means an option granted by the Stapled Company to an employee of the Stapled Company or a subsidiary of the Stapled Company under the Westfield Executive Option Plan or the Westfield Executive Performance Share Plan.

Implementation Date means the Implementation Date as that term is defined in the Implementation Deed.

Implementation Deed means the deed made between the Manager, the Stapled Trust Manager and the Stapled Company dated 21 May 2004 as amended.

Investment Bank means ABN AMRO Equities Australia Limited (ACN 002 768 701).

Possfund Option means an option granted by the Stapled Company under an option deed dated 1 April 2004 between Westfield and Possfund Custodian Trustee Limited.

Proposal means the transactions contemplated and described in the Implementation Deed.

Sale Facility means the facility under which Designated Foreign Unitholders are required to sell their Units and other Members may elect to sell all or some of their Units to the Investment Bank for the Sale Consideration and on the basis that the Investment Bank is entered in the Register in respect of those Units on the Stapling Record Date, and will participate in the Proposal in respect of these Units, receive the Acquired Shares and Acquired Units pursuant to the Proposal and sell the required number of the resultant Stapled Securities for cash to pay the Cash Price and transfer the remaining Stapled Securities in satisfaction of the Stapled Securities Consideration.

Sale Consideration means in respect of Units participating in the Sale Facility either:

(a) the Cash Price; or

(b) the Stapled Securities Consideration.

Stapled Company Shareholders means holders of ordinary shares in the Stapled Company on the Stapling Record Date, excluding ordinary shares issued under clause 23.2(c).

Stapled Securities Consideration means the same number of Stapled Securities which the Member participating in the Sale Facility and electing to receive the Stapled Securities Consideration would have held if the Member had retained the Units in respect of which the election was made and received Acquired Units and Acquired Shares in relation thereto pursuant to clauses 23.2(a) to (d).

Stapled Trust Unitholders means holders of units in the Stapled Trust on the Stapling Record Date, excluding units issued under clause

23.2(c).

Stapling Record Date means 5.00 pm (Sydney time) on the sixth Business Day following the Effective Date or such other time agreed between the Manager and the Stapled Entities and permitted by ASX.

WAT Proportion means 28.7%.

WFT Option means an option granted by the Stapled Trust Manager under the document entitled 'Westfield Trust 2009 Amended Option Terms Deed Poll' entered into by the Stapled Trust Manager on or about the Implementation Date.

24 PRESERVATION OF REIT STATUS

REIT Status

24.1 Where the Assets comprise shares or stock in a corporation ("**relevant corporation**") which qualifies as a real estate investment trust ("**REIT**") for the purposes of the Internal Revenue Code of 1986 of the United States of America ("**Code**") and the preservation of the status of the relevant corporation as a REIT is advantageous to the Trust or to the Members then subject to the requirements of and to the extent permitted by the law, the Listing Rules, the terms of any waiver of the Listing Rules and any Relief (collectively "**Requirements**"), the Manager will take such measures as it is able to ensure that the relevant corporation continues to qualify as a REIT and will refrain from taking any action that would impair the status of the relevant corporation as a REIT and shall take or refrain from taking any action necessary to prevent any other material adverse change to the Trust in connection with the ownership by the Manager of WEA Stock including, but not limited to the exchange of any WEA Stock owned by the Manager for excess shares or stock in WEA. Except while the Trust is included in the Official List of the ASX, without limiting the generality of the foregoing, but subject to and to the extent permitted by the Requirements the Manager may:

(a) refuse to register any transfer, which, if registered, may result in the relevant corporation being "closely held" within the meaning of Section 856(h) of the Code;

(b) cause an appropriate number of Units in respect of which such notice has been given to be forfeited in order to ensure that the relevant corporation is not "closely held" within the meaning of Section 856(h) of the Code and in such event:

(i) subject to the terms of this deed a forfeited Unit may be sold or otherwise disposed of by private sale at a price per Unit calculated in accordance with any Relief or equal to the prevailing application price of Units at the date of the

sale;

(ii) at any time before a sale or disposition under **sub-paragraph (i)**, forfeiture may be cancelled on such terms as the Manager thinks fit;

(iii) on a sale or other disposition under **sub-paragraph (i)** the Manager shall receive the proceeds of such sale or disposition and may execute a transfer of the forfeited unit in favour of the purchaser of the Unit and such purchaser shall thereupon be registered as the Member and shall not be bound to see to the application of the proceeds of such sale or disposition nor shall his title to the Unit be affected by any irregularity or invalidity in the proceedings in relation to the forfeiture or sale or disposition of the Units;

(iv) the proceeds of sale or disposition of any forfeited Unit shall be applied first towards the payment of all costs and expenses incidental to the forfeiture and sale or disposition and the balance, if any, remaining shall be paid to the Member whose Units have been forfeited and sold or otherwise disposed of.

25 GENERAL

Relevant Law 25.1 This deed is governed by the laws from time to time in force in the State of New South Wales.

Submission to Jurisdiction 25.2 Each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the Courts of New South Wales.

Notices to Members and Option Holders 25.3 A notice required under this deed to be given to a Member or Option Holder must be given in writing (which includes a fax) and be delivered or sent to the Member or Option Holder at the Member's or Option Holder registered address or the facsimile number (if any) last advised to the Manager for delivery of notices. For joint Members or Option Holders, this means the registered address or the facsimile number of the Member or Option Holder first named in the register. A notice sent by post is taken to be received on the day after it is posted and a facsimile is taken to be received one hour after receipt by the transmittor of confirmation of transmission from the receiving facsimile machine, and proof of actual receipt is not required.

26 COMPLAINTS

26.1 If and for so long as the Corporations Act or ASIC policy requires, if a Member submits to the Manager a complaint alleging that the Member

has been adversely affected by the Manager's conduct in its management or administration of the Trust, the Manager:

(a) must, if the complaint is in writing, acknowledge in writing receipt of the complaint as soon as practicable and in any event within 14 days from receipt;

(b) must ensure that the complaint receives proper consideration resulting in a determination by a person or body designated by the Manager as appropriate to handle complaints;

(c) must act in good faith to deal with the complaint by endeavouring to correct any error which is capable of being corrected without affecting the rights of third parties;

(d) may in its discretion give any of the following remedies to the complainant:

(i) information and explanation regarding the circumstances giving rise to the complaint;

(ii) an apology; or

(iii) compensation for loss incurred by the Member as a direct result of the breach (if any); and

(e) must communicate to the complainant as soon as practicable and in any event not more than 45 days after receipt by the Manager of the complaint:

(i) the determination in relation to the complaint;

(ii) the remedies (if any) available to the Member; and

(iii) information regarding any further avenue for complaint.

27 COMPLIANCE COMMITTEE

Compliance Committee

If any Compliance Committee Member incurs a liability in that capacity in good faith, the Compliance Committee Member is entitled to be indemnified out of the Assets in respect of that liability to the extent permitted by law.

28 STAPLING

Paramountcy of Stapling provisions

28.1 Subject to clauses 2.1, 2.2, 5.8, 5.10 and 17 the provisions of this deed relating to Stapling prevail over all other provisions of this deed including any that are expressed to prevail over others, except where this would result in a breach of the Corporations Act, the Listing Rules (if the

Listing Rules apply) or any other law.

Maintenance of Listing and consistency with constitutions of the Stapled Entities 28.2 The Manager must use every reasonable endeavour to procure that if the Stapled Securities are and continue to be Listed as one joint security, that the Stapled Securities are dealt with under this deed in a manner consistent with the provisions relating to the Attached Securities in the constitutions of the Stapled Entities.

Stapling – general information 28.3 If the Manager determines that Stapling will apply, the Units are to be stapled to the Stapled Shares and the Stapled Units in the ratio of one Unit to one Stapled Share and one Stapled Unit as from the Stapling Commencement Date. The Manager must not cause Stapling to commence while the Trust has more than one Class of Units. The intention is that, so far as the law permits, a Unit, a Stapled Share and a Stapled Unit which are Stapled together shall be quoted jointly on ASX. If further Attached Securities are from time to time Stapled to the Units the intention is that, so far as the law permits, a Unit and one of each of the Attached Securities which are Stapled together shall be quoted jointly on ASX. This clause 28.3 does not prevent the Stapled Company or any of its subsidiaries from holding Units which are not subject to Stapling.

FIRST SCHEDULE

(Clause 1.1)

WESTFIELD AMERICA TRUST

Deleted

SCHEDULE 2

TERMS OF ISSUE OF SERIES A CLASS UNITS, SERIES B CLASS UNITS AND SERIES C CLASS UNITS

SECOND SCHEDULE

[DELETED]

THIRD SCHEDULE

TERMS OF ISSUE OF SERIES F SPECIAL OPTIONS

1. DEFINITIONS AND INTERPRETATION

1.1 Terms defined in clause 1.1 of the Constitution of the Trust (as amended) ('**Constitution**') have the same meanings in this Schedule unless the context otherwise requires.

1.2 In this Schedule:

'**Preferred Share**' means one fully paid share of Series F Preferred Stock in WEA and '**Preferred Shareholder**' or '**Preferred Shares**' has a corresponding meaning.

'**Reconstruction**' means a capital reconstruction (including, without limitation, any consolidation, stock split or stock dividend, subdivision or reduction of capital), merger or any return of capital or other capital distribution, except for ordinary periodic distributions made pro-rata among shareholders of a class or issues of stock or units which are not in redemption of any shares of stock or units, or any similar capital transaction that would affect the capital structure of the Trust or WEA, in each case of or in respect of WEA or the Trust (as the case may be), excluding the payment of an ordinary periodic cash distributions in respect of the operations of WEA or the Trust (as the case may be).

'**Series F Special Option**' means an option to subscribe for that number of Units equal to the Special Option Number on the Series F Special Option Terms, and '**Series F Special Optionholder**' has a corresponding meaning.

'**Series F Special Option Deed**' means a deed entered or to be entered into between the Manager and Westfield Capital Corporation Finance Pty Limited pursuant to which the Manager agrees to issue Series F Special Options.

'**Series F Special Option Number**' is 157.35 as may be adjusted in accordance with the Series F Special Option Deed.

'**Series F Special Option Period**' means the period:

(a) commencing on the date which is the seventh anniversary from the date when the Series F Special Option is issued to the Series F Special Optionholder; and

(b) expiring on the date which is the twentieth anniversary of the date when the Series F Special Options are issued to the Series F Special Optionholder pursuant to **clause 2.1** of the Series F Special Option Deed; and

(c) any additional period for exercise of the Series F Special Options in accordance with the Series F Special Option Deed.

'Series F Special Option Terms' means the terms of the Series F Special Options set out in this Schedule.

2. ENTITLEMENT

Each Series F Special Option will entitle a Series F Special Optionholder to subscribe for that number of Units equal to the Series F Special Option Number.

3. EXERCISE PERIOD

A Series F Special Option may be exercised at any time during the Series F Special Option Period.

4. PREREQUISITE TO EXERCISE

Each Series F Special Option must be exercised in compliance with all the securities law restrictions set out in **paragraph 11** and as part of a parcel of Series F Special Options which, on exercise, entitles the Series F Special Optionholder to Units having a value not less than the minimum amount required under the *Corporations Law* (currently $A500,000) for the issue by the Manager of Units on exercise of such Series F Special Option to constitute an issue which does not require disclosure to investors pursuant to **section 708(8)(a)** of the *Corporations Law* (or any successor statute).

5. EXERCISE PRICE

5.1 On exercise of a Series F Special Option, the Exercise Price payable on exercise of each Series F Special Option may be satisfied by:

(a) the payment of US$1,000 to the Manager; or

(b) the transfer of a Preferred Share to the Manager,

provided that if a Series F Special Option is exercised and the Series F Special Optionholder elects to deliver a Preferred Share rather than cash in satisfaction of the exercise price, a valuation of the Preferred Share must be undertaken by an independent valuer selected by the Manager. If the value of the Preferred Share as determined by the independent valuer is less than US$1,000, the Series F Special Optionholder is required to pay an additional amount to the Manager, equal to the difference between that value and US$1,000 (as adjusted for any Reconstruction occurring after the date of issue of the Series F Special Option).

5.2 On exercise of a parcel of Series F Special Options, the Series F Special Optionholder will receive a number of Units equal to the number of that parcel of Series F Special Options multiplied by the Series F Special Option Number, provided that if this multiplication results in a total that includes a fraction of one Unit, that fraction will be rounded up to be one additional Unit.

6. RANKING OF UNITS ON EXERCISE OF SERIES F SPECIAL OPTIONS

6.1 Subject to **paragraph 6.2**, a Unit allotted on exercise of a Series F Special Option will rank in all respects equally with the existing Units on issue at the date of allotment.

6.2 A Unit allotted on exercise of a Series F Special Option will rank for distribution of the Distributable Income from the first day following their creation so that where Units are created during an Accrual Period, such Units shall participate in the Distributable Income in respect of that Accrual Period in the proportion that the part of the Accrual Period (calculated in days) for which such Units rank for distribution of Distributable Income bears to the total number of days in such Accrual Period.

7. MANNER OF EXERCISE

7.1 If a Series F Special Optionholder wishes to exercise a Series F Special Option, it must give an irrevocable (subject to **paragraph 7.2**) written notice in the form determined by the Manager from time to time ('**Notice of Exercise**') specifying:

(a) the number of Series F Special Options in the parcel of Series F Special Options which the Series F Special Optionholder wishes to exercise in compliance with **paragraph 4**;

(b) the specific date (being not less than 6 and not more than 30 days from the date of the Notice of Exercise) on which it wishes to exercise those Series F Special Options ('**Exercise Date**');

(c) the number of Units ('**Relevant Number**') (being equal to the Series F Special Option Number multiplied by the number of Series F Special Options to which the Notice of Exercise relates) which the Series F Special Optionholder should be allotted on the Exercise Date; and

(d) those matters demonstrating compliance with the U.S. securities laws restrictions set forth in **paragraph 11**.

7.2 Within 5 days from receipt of the Notice of Exercise, the Manager will provide the Series F Special Optionholder with all material filed by it with the ASX in respect of the Trust since the last annual report issued to Series F Special Optionholders and the Series F Special Optionholder will (by written notice to the Manager) be entitled to revoke the Notice of Exercise at any time during the 15 days immediately following receipt of such material.

7.3 Subject to **paragraph 7.2**, on the Exercise Date:

(a) the Series F Special Optionholder must deliver to the Manager the total Exercise Price, either:

(i) in cash; or

(ii) by the transfer of that number of Preferred Shares equal to the number of Series F Special Options to which Notice of Exercise relates; or

(iii) partly in the manner referred to in **paragraph (i)** and partly in manner referred to **paragraph (ii);** and

(b) in consideration of the payment of the total Exercise Price either in cash or by the transfer of Preferred Shares pursuant to **paragraph (a)**, the Manager must issue to the Series F Special Optionholder the Relevant Number of Units.

7.4 A Series F Special Optionholder who elects to transfer Preferred Shares either in full or part payment of the Exercise Price, must ensure that any Preferred Share transferred pursuant to **paragraph 7.3(b)** (if any), is (immediately prior to transfer) owned by the Series F Special Optionholder, (free of all mortgages, charges, liens and other encumbrances or prior claims) and has attached all rights (including rights to receive dividends) attaching or accruing to the Preferred Share on the Exercise Date provided that if the Series F Special Option is exercised after the record date for a Quarterly dividend by WEA and prior to payment of such dividend, then the transfer of a Preferred Share shall not include such unpaid dividends.

8. TRANSFER OF SERIES F SPECIAL OPTIONS

Subject to the securities law restrictions set out in **paragraph 11**, a Series F Special Option will be fully transferable.

9. NEW ISSUES

9.1 A Series F Special Option will not confer any right on the Series F Special Optionholder to participate in any new issues of Units or Series F Special Options, to subscribe for new Units, or to be entitled to any distributions.

9.2 Series F Special Optionholders who exercise Series F Special Options prior to the Record Date for an issue or distribution, will be entitled to participate in that issue or distribution as a Unitholder to the extent set out in this Schedule.

10. RIGHT TO VOTE

No Series F Special Option confers on the Series F Special Optionholder:

(a) any right to vote at a meeting of Unitholders; or

(b) any right to require the Manager to redeem or repurchase the Series F Special Option; or

(c) except as expressly provided in this deed or the Series F Special Option Deed, any other entitlement under this deed consequent on holding the Series F Special Option.

11. SECURITIES LAW RESTRICTIONS

11.1 The Series F Special Options have not been registered under the U.S. Securities Act and may not be offered, sold or exercised except:

(a) pursuant to an effective registration statement under the U.S. Securities Act;

(b) within the United States to or, in the case of exercise, by Institutional 'Accredited Investors' within the meaning of Rule 501(a)(1), (2), (3) and (7) under the Securities Act in a transaction exempt from registration requirements of the Securities Act upon delivery of a purchaser's letter in the form of **Annexure B-1** or **B-2** of the Series F Special Option Deed, as applicable;

(c) outside the United States to or, in the case of exercise, by non-U.S. persons in a transaction meeting the requirements of Rules 901, 903 or 904 of Regulation S under the U.S. Securities Act;

(d) to WEA, its affiliates, the Manager or their affiliates; or

(e) as otherwise agreed by the Manager.

The Series F Special Options shall bear a legend to the foregoing effect:

Series F Special Options issued to non-U.S. persons pursuant to Regulation S under the U.S. Securities Act shall bear the following additional legend:

> 'THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE ISSUER THAT (A) THE SECURITY MAY BE EXERCISED ONLY BY A NON-U.S. PERSON UPON DELIVERY OF EITHER (i) A WRITTEN CERTIFICATE THAT IT IS NOT BEING EXERCISED ON BEHALF OF A U.S. PERSON OR (ii) A WRITTEN OPINION OF COUNSEL TO THE EFFECT THAT THE SECURITY AND THE UNITS DELIVERED UPON EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OR ARE EXEMPT FROM REGISTRATION THEREUNDER AND (B) THE SECURITY MAY BE EXERCISED ONLY IN ACCORDANCE WITH THE TERMS OF THE OPTION DEED.'

All other Series F Special Options shall bear the following additional legend:

> 'THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE ISSUER THAT (A) THE SECURITY MAY BE EXERCISED ONLY BY (1) A

NON-U.S. PERSON UPON DELIVERY OF EITHER (i) A WRITTEN CERTIFICATE THAT IT HAS NOT BEEN EXERCISED ON BEHALF OF A U.S. PERSON, OR (ii) A WRITTEN OPINION OF COUNSEL TO THE EFFECT THAT THE SECURITY AND THE UNITS DELIVERED UPON EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR ARE EXEMPT FROM REGISTRATION THEREUNDER OR (2) AN INSTITUTIONAL ACCREDITED INVESTOR UPON DELIVERY OF A LETTER SUBSTANTIALLY IN THE FORM ANNEXED TO THE SERIES F SPECIAL OPTION DEED AND (B) THIS SECURITY MAY BE EXERCISED ONLY IN ACCORDANCE WITH THE TERMS OF THE OPTION DEED.'

11.2 Units issuable upon exercise of the Series F Special Options will not be registered under the U.S. Securities Act and may not be offered or sold by an Optionholder after exercise of an Option except:

(a) pursuant to an effective registration statement under the U.S. Securities Act or pursuant to an exemption from the registration requirements thereunder;

(b) outside the United States to non-U.S. persons (which term shall include U.S. dealers or other professional fiduciaries acting on a discretionary basis for non-U.S. beneficial owners (other than an estate or trust)) in reliance upon Rules 903 and 904 of Regulation S under the U.S. Securities Act;

(c) in 'regular way transactions' on the ASX, provided that neither the seller, nor any person acting on its behalf, knows that the transaction has been pre-arranged with a buyer that is a US person or is located in the US;

(d) to the Manager or its affiliates; or

(e) as otherwise agreed by the Manager.

The foregoing restrictions shall be noted in the Unit register maintained by the Manager. The Manager agrees that it will cause the notation to be removed from the Unit register at such time as the Units may be transferred without restriction under applicable law.

11.3 A Series F Special Option may only be exercised by a non-U.S. person upon delivery of either:

(a) a written certification that the Series F Special Optionholder is not a U.S. person and the Series F Special Option is not being exercised on behalf of a U.S. person; or

(b) a written opinion of counsel to the effect that the Series F Special Option and the Units delivered upon exercise thereof have been registered under the U.S. Securities Act or are exempt from registration thereunder.

11.4 A Series F Special Option may only be exercised by a U.S. person upon delivery of a purchaser's letter for 'Accredited Investors' in the form of **Annexure B-1** of the Series F Special Option Deed, certifying that the Series F Special Optionholder is an 'Accredited Investor' as defined in that letter, together with the other materials referred to therein.

11.5 A Series F Special Option may not be transferred to any person if the effect of such transfer would be that the ownership limitations contained in WEA's Restated Articles of Incorporation would be violated.

11.6 Any withholding obligation of the Manager upon receipt of a Preferred Share may be satisfied by delivery of an amount in United States dollars by the Series F Special Optionholder.

12. BENEFIT OF COVENANTS

To the extent that any covenant contained in the Series F Special Option Deed is made for the benefit of Series F Special Optionholders, such covenant shall be enforceable against the Manager by a Series F Special Optionholder.

13. OEF ELECTION

If a Series F Special Optionholder intends to make the election provided for in Section 1295(b) of the Internal Revenue Code of 1986, as amended ('**Code**'), then such Series F Special Optionholder shall so notify the Manager and the Manager shall be required, at the Trust's expense, to take such actions as may be required by the Code and the authorities thereunder to have the Trust be treated as a qualified electing fund (within the meaning of Section 1295 of the Code) with respect to a Unitholder or Series F Special Optionholder that makes the election provided for under Section 1295(b) of the Code.

14. RENEGOTIATION

If prior to the earliest date on which the Series F Special Options may be exercised the laws of Australia are amended, varied or replaced, or the Commonwealth Government introduces a bill into Parliament, which may result in the Trust failing to qualify as a 'collective investment vehicle', then the Manager and the Series F Special Optionholders will enter into good faith negotiations to amend the terms of the Series F Special Options, including if necessary the Series F Special Option Period, in order to avoid such failure.

FOURTH SCHEDULE

TERMS OF ISSUE OF RCP UNITS

[DELETED]

82-35029

FIFTH SCHEDULE

TERMS OF ISSUE OF SERIES G SPECIAL OPTIONS

1. **DEFINITIONS**

1.1 These words and phrases have the following meanings in these Special Option Terms unless the contrary intention appears:

"**ASX**" means Australian Stock Exchange Limited (ACN 008 624 691).

"**Business Day**" has the same meaning as in the Listing Rules of the ASX.

"**Business Hours**" means the hours between 9.00am and 5.00pm (Sydney time) on a Business Day.

"**Continuing Security**" means:

(a) the Preference Shares; and/or

(b) the Converted Common Stock.

"**Conversion Number**" in relation to a Special Option where the Continuing Securities the subject of the Notice of Exercise are Preference Shares, is 34.6632, subject to **paragraphs 15.1** and **15.2**, and in the case where the Continuing Securities the subject of the Notice of Exercise are Converted Common Stock, then the Conversion Number is 3.4663, subject to **paragraphs 15.1** and **15.2**.

"**Converted Common Stock**" means the shares of series A common stock in WEA into which Preference Shares have been converted by their holder in accordance with the terms and conditions specified in the Series G Certificate of Designation.

"**Exchange Agreement**" means the exchange agreement between WEA and SCPG to be entered into contemporaneously with the execution and delivery of the Series G Special Option Deed.

"**Exercise Date**" means the date specified in **paragraph 7.2(b).**

"**Expert**" means an internationally recognised accounting firm (provided that such firm is one of Arthur Andersen LLP, PricewaterhouseCoopers LLP, Ernst & Young LLP, Deloitte & Touche LLP and KPMG LLP or their respective affiliates or successors and provided further that the firm appointed is not the principal outside auditor for, and has not during the previous 24 months, received fees in excess of US$5 million from, the Manager, WEA or any Optionholder holding a majority of the outstanding Special Options) agreed to by the Manager and Optionholders holding a majority of the outstanding Special Options on issue or in the absence of agreement between them and at the request of any of them an internationally recognised accounting firm appointed by the President or the head for the time being of the Australian Institute of Chartered Accountants, provided, however, that if at the time an Expert is being selected for purposes of **paragraph 15.1** or **19**, an Expert is then engaged pursuant to

the terms of **paragraph 15.1** or **19** or is then engaged, or contemporaneously being engaged pursuant to **Section 6** of the Series G Certificate of Designation, then the Expert being so selected shall be the same Expert that is then so engaged or being contemporaneously engaged.

"**Financial Year**" means a 12 month period from 1 January to 31 December.

"**Issue Date**" means the date on which the Special Options are issued to WEA pursuant to **clause 2.1** of the Special Option Deed.

"**Manager**" means Westfield America Management Limited as responsible entity and trustee of WAT.

"**Member**" means a person registered as the holder of a Unit (including persons jointly registered) as provided in the Trust Deed.

"**Notice of Exercise**" means a notice in or substantially in the form set out in **Attachment A**.

"**Notice of Intention to Exercise**" means a notice given by the Optionholder under **paragraph 7.1** of the Special Option Terms.

"**Option Certificate**" means a Special Option Certificate in or substantially in the form set out in **Attachment C**.

"**Optionholder**" means any person who is at any time registered as the holder of a Special Option (including persons jointly registered) in a register kept by the Manager.

"**party**" means each of the Manager and any Optionholder.

"**Preference Share**" means a Series G Cumulative Convertible Redeemable Preference Share in WEA.

"**Quarter**" means a three month period in a Financial Year commencing on one of the following dates:

(a) 1 January ("**First Quarter**");

(b) 1 April ("**Second Quarter**");

(c) 1 July ("**Third Quarter**"); and

(d) 1 October ("**Fourth Quarter**").

"**Reconstruction**" means a capital reconstruction (including, without limitation, any consolidation, stock split or stock dividend, subdivision or reduction of capital), merger or any return of capital or other capital distribution but does not include the following:

(a) periodic distributions (whether of income or capital) made pro rata among shareholders or unitholders of a class and whether interim or at the end of an Accrual Period;

(b) issues of stock, shares or units which are not in redemption of any stock, shares or units;

(c) any issues of options by WEA or WAT; or

(d) the redemption, conversion or exercise of any securities issued by WAT or WEA in accordance with their terms.

"SCPG" means Security Capital Preferred Growth Incorporated.

"Sell" means a transfer, sale or assignment of the Special Options (or any part of the Special Options) or any other dealing or parting with possession of any right or interest (other than for the purposes of obtaining financing).

"Series G Certificate of Designation" means the certificate of designation for the Preference Shares.

"Special Option" means an option to subscribe for Units on the Special Option Terms.

"Special Option Deed" means the Series G Special Option Deed made between the Manager, WEA and SCPG including all schedules, attachments and annexures.

"Special Option Period" means the period commencing on the date being the earlier of the following:

(a) 30 September 2003; and

(b) the date upon which dividends under the Series G Certificate of Designation are not paid in full in accordance with Section 3 of that certificate and the dividend rate is therefore increased to 1.5 times the rate that would otherwise apply;

(c) the date upon which a Fixed Charge Coverage Violation (as defined in the Series G Certificate of Designation) occurs;

(d) the date upon which a Change of Control Repurchase Event (as defined in the Series G Certificate of Designation) occurs;

(e) the date upon which Consolidated EBITDA (as defined in the Series G Certificate of Designation) from United States source income as a percentage of total EBITDA for WAT falls below 75%; and

(f) the date upon which the Manager gives a notice in accordance with **paragraphs 15.3(a)** or **(b)** of the Special Option Terms;

and ending the date being 10 days prior to the termination date of WAT under **clause 4.3** of

the Trust Deed.

"**Special Option Terms**" means the terms as set out herein.

"**Trust Deed**" means the Trust Deed dated 28 March 1996 originally between Perpetual Trustee Company Limited and Westfield America Management Limited, as amended, being the constitution of WAT.

"**Unit**" means an undivided share in the beneficial interest in WAT as provided in the Trust Deed.

"**WAT**" means the managed investment scheme constituted by the Trust Deed and known as the Westfield America Trust (ARSN 092 058 449).

"**WEA**" means Westfield America, Inc.

1.2 Words or phrases beginning in capitals and not otherwise defined in these Special Option Terms have the same meaning as in the Trust Deed.

2. ENTITLEMENT

Each Special Option entitles the Optionholder to subscribe for Units on the terms set out in these Special Option Terms.

3. EXERCISE PERIOD

A Special Option may be exercised at any time during the Special Option Period, in accordance with these Special Option Terms.

4. PREREQUISITE TO EXERCISE

4.1 A Special Option may not be exercised (and the Manager will be under no obligation to issue Units in respect of any Special Option) unless:

(a) the Special Option is exercised as part of a parcel of Special Options which, on exercise, entitles the Optionholder to a parcel of Units having a value not less than the amount required by the *Corporations Law* (currently A$500,000) for the issue of each such Unit to constitute an issue that does not need disclosure to investors pursuant to **section 708(8)(a)** of the *Corporations Law* (or any successor provision); and

(b) the Optionholder complies in all material respects with all the other Special Option Terms; and

(c) the issue of Units to the Optionholder would not breach the Australian *Corporations Law* or any applicable law.

4.2 If the Optionholder which wishes to exercise a Special Option, gives a Notice of Intention to Exercise and a Notice of Exercise and otherwise complies in all material respects with the

requirements for exercise of a Special Option set out in these Special Option Terms, the Manager must comply with the provisions of the Trust Deed and of the Special Option Terms in respect of the exercise of the Special Option.

5. EXCHANGE RIGHT

5.1 One Special Option is exercisable for each Preference Share or for the Converted Common Stock issued upon conversion of such Preference Share, as the case may be, transferred to the Manager.

5.2 On exercise of a Special Option, the Optionholder will receive in respect of a Continuing Security, the Conversion Number of Units provided that, if this would have the effect that the Optionholder would receive a fraction of one Unit, the Optionholder will receive one additional Unit. The Conversion Number of Units must be issued within one Business Day after receipt of a Notice of Exercise given in accordance with **paragraph 7**.

6. RANKING OF UNITS ON EXERCISE OF SPECIAL OPTIONS

6.1 Subject to **paragraph 6.2**, a Unit allotted on exercise of a Special Option will rank equally in all respects with the existing Units on issue at the date of allotment.

6.2 A Unit allotted on exercise of a Special Option will rank for distribution of the Distributable Income from the date following the last day of the most recently completed dividend period for the Continuing Securities transferred so that where Units are allotted during an Accrual Period, such Units will participate in the Distributable Income in respect of that Accrual Period in the proportion that the part of the Accrual Period (calculated in days) for which such Units rank for distribution of Distributable Income bears to the total number of days in such Accrual Period.

7. MANNER OF EXERCISE

7.1 If an Optionholder wishes to exercise a Special Option, then the Optionholder must give a non-binding notice of intention to exercise the Special Option to the Manager during the Special Option Period at least 10 Business Days before giving a Notice of Exercise under **paragraph 7.2**.

7.2 If an Optionholder wishes to exercise a Special Option and has complied with **paragraph 7.1**, it must give an irrevocable Notice of Exercise to the Manager during the Special Option Period specifying:

(a) the number of Special Options which the Optionholder wishes to exercise in compliance with **paragraph 4** and the type of Continuing Security to be delivered;

(b) the specific date on which those Special Options are to be exercised ("**Exercise Date**") in accordance with the Special Option Terms;

(c) the number of Units which are to be issued to the Optionholder on the exercise of the Special Options detailed in the Notice of Exercise ("**Relevant Number**") (being

equal to the number of Special Options to which the Notice of Exercise relates multiplied by the Conversion Number, subject to rounding up by one unit in the case of a fractional unit); and

(d) confirmation of compliance with the U.S. securities laws restrictions contained in **paragraph 12**.

7.3 On the Exercise Date:

(a) the Optionholder must deliver to the Manager the Continuing Securities (together with any necessary instruments of transfer properly executed) to which the Notice of Exercise relates; and

(b) in consideration of the transfer pursuant to **paragraph 7.3(a)**, the Manager must issue to the Optionholder the Relevant Number of Units.

7.4 The Optionholder must ensure that any Continuing Security transferred pursuant to **paragraph 7.3(a)** (or specified in the Notice of Exercise) is (immediately prior to transfer) owned by the Optionholder (free of all mortgages, charges, liens and other encumbrances or prior claims), and has attached all rights (including rights to receive dividends) attaching or accruing to the Continuing Security on the Exercise Date except for that portion of the True-Up Dividend Amount as defined in the Series G Certificate of Designation, if any, for the period from the beginning of the year in which the applicable Special Option is exercised until the Exercise Date. The True-Up Dividend Amount payable for such period shall be computed by dividing the number of days in which the Optionholder held the Continuing Security during the applicable year by 365 and multiplying the result by the True-Up Dividend Amount determined in accordance with the Series G Certificate of Designation (and if such amount is received by the Manager instead of by the former holder of the Continuing Securities, the Manager must pay to that former holder the amount so received).

8. TRANSFER OF SPECIAL OPTIONS

8.1 With the exception of the first transfer by WEA of the Special Options to SCPG, an Optionholder shall not Sell any Special Options or Continuing Securities owned by it, unless it first notifies the Manager in writing of its desire to so Sell such securities and allows the Manager five Business Days from the date of such notice to make an offer for such securities. The Optionholder may reject, in its absolute discretion, any offer to purchase such securities made by the Manager and may Sell such securities to any buyer after the five Business Day period has elapsed; provided that any offer by the Manager shall include both the Special Options and the related Preference Shares or Converted Common Stock, as the case may be, to the extent that the Optionholder notified the Manager that it will sell such securities as a package and provided further that for a period of 90 days after such five Business Day period has elapsed, the Optionholder shall not Sell such securities (other than pursuant to an underwritten public offering) at a price (before deduction of underwriting commissions, placement fees and other selling expenses) less than 90% of the price offered by the Manager.

8.2 Any person to whom a Special Option is transferred must be a person to whom disclosure to investors under Chapter 6D of the *Corporations Law* is not required. A transferee must provide to the Manager, if requested, evidence that it is such a person.

8.3 Subject to this **paragraph 8** and the securities law restrictions set out in **paragraph 12**, a Special Option is fully transferable as follows:

(a) by delivery to the Manager of a duly executed and, subject to **paragraph 9**, stamped transfer in the form of **Attachment B-3** by the Optionholder or the transferee, together with the Option Certificates to which the transfer relates; and

(b) the Manager registering the transfer of the Special Options, subject to the terms and conditions of the Trust Deed, which the Manager agrees to do promptly after receipt of the items referred to in **paragraph 8.3(a)**.

8.4 On registration of a transfer, the transferee is bound by the Trust Deed and the Special Options Terms and assumes the rights and obligations of an Optionholder in respect of the Special Options transferred.

8.5 All stamp duty (including fines and penalties and any other applicable payments) chargeable on or in relation to either:

(a) the initial transfer of each Special Option by SCPG to a transferee (each an "**Initial Transferee**"); and

(b) the first transfer by any Initial Transferee of such Special Option to a subsequent transferee

shall be borne by the Manager and the Manager hereby indemnifies SCPG and each transferee receiving a transfer to which **sub-paragraph (a)** or **(b)** of this **paragraph 8.5** applies (an "**Indemnified Transferee**") as a continuing indemnity for and against any such stamp duty (including fines and penalties and any other applicable payments) and any related costs and expenses including legal fees on an indemnity basis. The Manager shall be primarily responsible for attending to payment of such stamp duty (including fines and penalties and any other applicable payments) and the Manager shall provide SPCG and each Indemnified Transferee with such information and progress reports on such stamping as SCPG or the Indemnified Transferee may reasonably require and SCPG or the Indemnified Transferee shall be entitled to pay (but need not pay) such duty itself and to claim immediate indemnification from the Manager if SCPG or the Indemnified Transferee reasonably believes that there will otherwise be a failure to pay the stamp duty within the period required by law.

9. NEW ISSUES BY WAT

A Special Option does not confer any right on the Optionholder to participate in any new issues of Units, or to be entitled to any distributions by WAT.

10. RIGHT TO VOTE

An Optionholder is entitled to vote at meetings of Members.

11. NO OTHER RIGHTS

In accordance with, and subject to, the provisions of the Trust Deed and the *Corporations Law*, no Special Option confers on the Optionholder:

(a) any right to require the Manager to redeem or repurchase the Special Option; or

(b) except as expressly provided in the Trust Deed, any other entitlement under the Trust Deed consequent on holding the Special Option.

12. SECURITIES LAW RESTRICTIONS

12.1 This **paragraph 12** operates in addition to restrictions on transfers of Special Options under **paragraph 8**. The Special Options have not been registered under the U.S. Securities Act of 1933, as amended ("**U.S. Securities Act**"), and may not be offered, sold or exercised except:

(a) pursuant to an effective registration statement under the U.S. Securities Act;

(b) within the United States to or, in the case of exercise, by Institutional "Accredited Investors" within the meaning of Rule 501(a)(1), (2), (3) and (7) under the U.S. Securities Act in a transaction exempt from registration requirements of the U.S. Securities Act on delivery of a purchaser's letter in the form of **Attachment B-1** or **B-2**, as applicable;

(c) outside the United States to or, in the case of exercise, by non-U.S. persons in a transaction meeting the requirements of Rules 901, 903 or 904 of Regulation S under the U.S. Securities Act;

(d) to WEA, its affiliates, the Manager or its affiliates; or

(e) as otherwise agreed by the Manager.

The Special Options must bear a legend to the foregoing effect:

Special Options issued to non-U.S. persons pursuant to Regulation S under the U.S. Securities Act must bear the following additional legend:

> "THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE ISSUER THAT (A) THE SECURITY MAY BE EXERCISED ONLY BY A NON-U.S. PERSON ON DELIVERY OF EITHER (i) A WRITTEN CERTIFICATE THAT IT IS NOT BEING EXERCISED ON BEHALF OF A U.S. PERSON OR (ii) A WRITTEN OPINION OF COUNSEL TO THE EFFECT THAT THE SECURITY AND THE UNITS DELIVERED ON EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OR ARE EXEMPT FROM REGISTRATION THEREUNDER AND (B) THE SECURITY MAY BE

EXERCISED ONLY IN ACCORDANCE WITH THE SPECIAL OPTION TERMS."

All other Special Options must bear the following additional legend:

"THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE ISSUER THAT (A) THE SECURITY MAY BE EXERCISED ONLY BY (1) A NON-U.S. PERSON ON DELIVERY OF EITHER (i) A WRITTEN CERTIFICATE THAT IT HAS NOT BEEN EXERCISED ON BEHALF OF A U.S. PERSON, OR (ii) A WRITTEN OPINION OF COUNSEL TO THE EFFECT THAT THE SECURITY AND THE UNITS DELIVERED ON EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR ARE EXEMPT FROM REGISTRATION THEREUNDER OR (2) AN INSTITUTIONAL ACCREDITED INVESTOR ON DELIVERY OF A LETTER SUBSTANTIALLY IN THE FORM ANNEXED TO THE SPECIAL OPTION TERMS AND (B) THIS SECURITY MAY BE EXERCISED ONLY IN ACCORDANCE WITH THE SPECIAL OPTION TERMS."

12.2 Units issuable on exercise of the Special Options will not be registered under the U.S. Securities Act and may not be offered or sold by an Optionholder after exercise of an Option except:

(a) pursuant to an effective registration statement under the U.S. Securities Act or pursuant to an exemption from the registration requirements thereunder;

(b) outside the United States to non-U.S. persons (which term includes U.S. dealers or other professional fiduciaries acting on a discretionary basis for non-U.S. beneficial owners (other than an estate or trust)) in reliance on Rules 903 and 904 of Regulation S under the U.S. Securities Act;

(c) in 'regular way transactions' on the ASX, provided that neither the seller, nor any person acting on its behalf, knows that the transaction has been pre-arranged with a buyer that is a U.S. person or is located in the U.S.;

(d) to the Manager or its affiliates; or

(e) as otherwise agreed by the Manager.

The foregoing restrictions must be noted in the Unit register maintained by the Manager. The Manager agrees that it will cause the notation to be removed from the Unit register at such time as the Units may be transferred without restriction under applicable law.

12.3 A Special Option may only be exercised by a non-U.S. person on delivery of either:

(a) a written certification that the Optionholder is not a U.S. person and the Special Option is not being exercised on behalf of a U.S. person; or

(b) a written opinion of counsel to the effect that the Special Option and the Units delivered on exercise thereof have been registered under the U.S. Securities Act or are exempt from registration thereunder.

12.4 A Special Option may only be exercised by a U.S. person on delivery of a purchaser's letter for "Accredited Investors" in the form of **Attachment B-1**, certifying that the Optionholder is an "Accredited Investor" as defined in that letter, together with the other materials referred to therein.

12.5 A Special Option may not be transferred to any person if the effect of such transfer would be that the ownership limitations contained in WEA's Restated Articles of Incorporation would be violated.

12.6 Any withholding obligation of the Manager on receipt of a Continuing Security may be satisfied by delivery of an amount in United States dollars by the Optionholder.

13. REDEMPTION OF PREFERENCE SHARES

13.1 If WEA redeems Preference Shares in accordance with their terms the Optionholder must deliver (for no consideration) to the Manager the same number of Options, subject to **paragraph 15.1,** as Preference Shares to be redeemed and the Manager must reissue the Option Certificate in respect of the Optionholders' remaining holding (if any) of Special Options and may cancel the Special Options so transferred.

13.2 After all Preference Shares have either been redeemed or transferred to the Manager, the Manager may cancel any outstanding Special Options and if the Manager cancels the Special Options notify the Optionholder of the cancellation.

14. QEF ELECTION

If an Optionholder intends to make the election provided for in Section 1295(b) of the Internal Revenue Code of 1986, as amended ("Code"), then such Optionholder must so notify the Manager and the Manager must, at the Manager's expense, take such actions as may be required by the Code and the authorities thereunder to have WAT be treated as a qualified electing fund (within the meaning of Section 1295 of the Code) with respect to a Unitholder or Optionholder that makes the election provided for under Section 1295(b) of the Code.

15. RECONSTRUCTIONS

15.1 Except as provided in **paragraph 15.2**, if:

(a) WEA carries out a Reconstruction; or

(b) WAT carries out a Reconstruction,

then, in each such event:

(c) the number of Special Options held by an Optionholder; or

(d) the Conversion Number; or

(e) some of, or all, such factors,

will be adjusted, as appropriate, in a manner determined by the Manager which:

(f) is fair and equitable to the Members and Optionholders; and

(g) to the extent necessary, complies with the Listing Rules of the ASX applying to a reorganisation (as that term is defined in the Listing Rules of the ASX) of capital at the time of the reorganisation (and for the avoidance of doubt the parties agree that any reconstruction of WEA is carried out as if the Listing Rules of the ASX applied to the reorganisation of WEA),

and is approved by Optionholders holding a majority of the outstanding Special Options on issue provided that if such Optionholders fail to approve the manner of adjustment determined by the Manager, the Manager must, pursuant to **paragraph 19,** refer the matter to an Expert who will make a determination of any adjustment. The Expert must be directed to take into account **paragraphs 15.1(f)**, **(g)** and **19.3** in making a determination.

15.2 (a) If WAT is merged or consolidated with or into a new entity or WAT transfers all or substantially all of its assets to another entity then, on a subsequent exercise of the Special Options, the Optionholder is entitled to receive securities in the new transferee entity equal to those which the Optionholder would have received had it exercised such Special Options and held Units immediately prior to such transaction.

(b) If WEA is merged or consolidated with or into a new entity or if WEA transfers all or substantially all of its assets to another entity and the Optionholder receives stock in such entity in consideration of its Continuing Securities then, on a subsequent exercise of the Special Options, the Optionholder is entitled to use such new securities received in such transaction (in lieu of the Continuing Securities) as the consideration for the issuance of ordinary Units based on a revised Conversion Number which is fair and equitable to the Members and the Optionholder.

15.3

(a) The Manager agrees for the benefit of the Optionholders that if, while any Special Options are on issue, it:

(i) announces an intention to wind up WAT; or

(ii) receives a requisition from Members, that meets the requirements of the *Corporations Law*, to convene a meeting of Members for the purpose of passing a resolution to direct the winding up of WAT,

then it will immediately give written notice to the Optionholders of the announcement or requisition. In the case of an announcement or if Members subsequently pass a resolution in accordance with the *Corporations Law* to terminate

WAT then, before WAT is terminated, the Optionholders may exercise any or all of their Special Options in accordance with the provisions of these Special Option Terms.

(b) The Manager agrees that until the expiration of the Special Option Period:

(i) prior to any Reconstruction of WAT it will provide not less than 30 days prior written notice of such Reconstruction to the Optionholder, and the Optionholder has the right at any time following delivery of such notice to exercise its Special Options; and

(ii) in the event WEA is merged or consolidated with or into a new entity or transfers all or substantially all of its assets to another entity, the Optionholder has the right at any time following such event to exercise its Special Options in accordance with the provisions of these Special Option Terms.

16. REPRESENTATIONS, WARRANTIES AND COVENANTS

16.1 The Manager represents and warrants for the benefit of the Optionholder that as at the date of the Special Option Deed, the Issue Date, the date of transfer of the Special Options by WEA to SCPG and the Exercise Date:

(a) all Special Options have been duly authorised, validly issued, and the Optionholder is entitled to the rights in favour of the Optionholder under the Special Option Terms;

(b) there are no pre-emptive rights or similar rights to purchase any Units issuable on exercise of the Special Options on the part of any holders of any class of securities of WAT; and

(c) the Special Option Deed has been duly authorised, executed and delivered by the Manager and is a valid and binding obligation of the Manager and enforceable in accordance with its terms.

16.2 The Manager covenants that:

(a) it will use its best endeavours to ensure that the ordinary Units (including the Units issued on the exercise of the Special Options) are officially quoted on the ASX as soon as possible after they are issued and that such official quotation is maintained;

(b) at all times while the Special Options are outstanding, WAT will have sufficient authorised and unissued Units available for issue on exercise of the Special Options and all other options outstanding with respect to Units; and

(c) subject to compliance by the Optionholder with the Special Option Terms, the Units issuable on exercise of the Special Options will be duly authorised, validly issued and fully paid.

16.3 To the extent that any covenant contained in the Special Option Deed is made for the benefit of the Optionholder, such covenant will be enforceable against the Manager by any person registered as a Optionholder.

17. REGISTRATION AND NO QUOTATION OF SPECIAL OPTIONS

17.1 The Manager will maintain registers of Optionholders. An Optionholder may:

(a) inspect such register at any time during Business Hours; and

(b) obtain copies of such register.

17.2 The Manager must send to an Optionholder copies of all notices (including, without limitation, notices of Members' meetings), accounts and other statements sent to Members.

17.3 For the purposes of **paragraph 17.2**, notices, accounts and other statements sent to joint Optionholders will be deemed to be sent to all those Optionholders if sent to the Optionholder named first on the register.

17.4 If an Optionholder:

(a) has lost a certificate in respect of any Special Options; and

(b) provides the Manager with a statutory declaration of loss in respect of such certificate,

the Manager must cancel the lost certificate and issue a replacement certificate to the Optionholder.

17.5 The Optionholder acknowledges that the Special Options will not be quoted on any stock exchange.

18. RENEGOTIATION

If prior to the earliest date on which the Special Options may be exercised the laws of Australia are amended, varied or replaced, or the Commonwealth Government introduces a bill into Parliament, which may result in WAT failing to qualify as a 'collective investment vehicle', then the Manager and the Optionholders will enter into good faith negotiations to amend the terms of the Special Options, including if necessary the Special Option Period, in order to avoid such failure.

19. DISPUTES

19.1 If a dispute arises in relation to an adjustment to:

(a) the number of Special Options held by an Optionholder; or

(b) the Conversion Number; or

(c) some or all such factors,

or any other adjustment to be made pursuant to **paragraph 15.1** or **paragraph 15.2**, either the Manager or the Optionholder is entitled to refer the dispute (but no other disputes) to an Expert.

19.2 The Expert must be directed by the party referring the dispute:

(a) to resolve the dispute in a timely manner as an expert and not as an arbitrator; and

(b) to determine the party or parties responsible for paying the costs of the Expert having regard to the Expert's findings concerning resolution of the dispute.

19.3 The Expert must take into account (i) any adjustment or resolution of a dispute with respect to the same factual circumstances and (ii) any prior or contemporaneous adjustments or resolutions of disputes, in each case under **Section 6** of the Series G Certificate of Designation such that the resolution of the dispute or disputes is fair and equitable to the Members and Optionholders.

19.4 The determination of the Expert will be final and binding on the Manager and the Optionholders.

20. NOTICES

20.1 A party giving notice or notifying under these Special Option Terms must do so in writing:

(a) directed to the recipient's address specified in this **paragraph 20**, as varied by any notice or, in the case of an Optionholder, to the address specified in the register kept in accordance with **paragraph 17**; and

(b) hand delivered or sent by prepaid post or facsimile to that address.

The Manager's address and facsimile number are:

Westfield America Management Limited
Level 24, Westfield Towers
100 William Street
SYDNEY NSW 2011
Facsimile Number: (61 2) 9358 7077
Attention: Company Secretary

WEA's address and facsimile number are:

Westfield America, Inc.
11601 Wilshire Boulevard, Suite 1200
Los Angeles California USA
Facsimile Number: (310) 478 3987
Attention: Company Secretary

SCPG's address and facsimile number are:

Security Capital Preferred Growth Incorporated
2nd floor, 11 South La Salle Street
Chicago Illinois 60603 USA
Facsimile Number: (312) 345 5888
Attention: David E Rosenbaum
David T Novick

20.2 A notice given in accordance with **paragraph 20.1** is taken to be received:

(a) if hand-delivered, on delivery;

(b) if sent by prepaid post, 5 days after the date of posting;

(c) if sent by courier, 2 days after being sent; or

(d) if sent by facsimile, when the sender's facsimile system generates a message confirming successful transmission of the total number of pages of the notice.

20.3 The Manager will promptly deliver to an Optionholder copies of any notices received by it under the Special Option Terms, including any notice changing the foregoing addresses.

21. INTERPRETATION

In these Special Option Terms, unless the contrary intention appears:

(a) headings are for ease of reference only and do not affect the meaning of these Special Option Terms;

(b) the singular includes the plural and vice versa and words importing a gender include other genders;

(c) other grammatical forms of defined words or expressions have corresponding meanings;

(d) a reference to a clause, paragraph, schedule or annexure is a reference to a clause or paragraph of or schedule or annexure to these Special Option Terms and a reference to the Special Option Terms includes any schedules, attachments and annexures;

(e) a reference to a document or agreement, including the Special Option Deed, includes a reference to that document or agreement as novated, altered or replaced from time to time;

(f) a reference to "A$", "$A", "dollar" or "$" is a reference to Australian currency;

(g) a reference to "US$" is a reference to United States of America currency;

(h) a reference to a specific time for the performance of an obligation is a reference to that time in the State, Territory or other place where that obligation is to be performed;

(i) a reference to a party includes its executors, administrators, successors (including persons taking by novation) and permitted assigns;

(j) words and expressions importing natural persons include partnerships, bodies corporate, associations, governments and governmental and local authorities and agencies; and

(k) a reference to any legislation or statutory instrument or regulation is construed in accordance with the *Acts Interpretation Act 1901* (Cth) or the equivalent State legislation, as applicable.

ATTACHMENT A (TO SCHEDULE)

NOTICE OF EXERCISE OF SERIES G SPECIAL OPTIONS

TO: WESTFIELD AMERICA MANAGEMENT LIMITED
Manager of Westfield America Trust
[ ]

I/We [ ] of [ ] give notice that I/we wish to exercise [ ] Series G Special Options registered in my/our name on [ ] ("**Exercise Date**"). The number of Units, which are to be issued on exercise of the Special Options referred to in this Notice of Exercise, is [ ].

Defined terms in the Special Option Terms have the same meaning in this Notice of Exercise.

We have received a copy of the Series G Special Option Terms, a copy of which is annexed to the Westfield America Trust Deed.

I/We confirm that:

(a) [ ] [*description of actual security – Preference Shares or Converted Common Stock*] being Continuing Securities in WEA registered in my/our name will on the Exercise Date be free of all mortgages, charges, liens and other encumbrances or prior claims;

(b) the Units in Westfield America Trust ("**WAT**") to be issued to me/us on exercise of the Special Options to which this Notice of Exercise relates, have a value of not less than the amount required by the *Corporations Law* for the issue of each such Unit to constitute an issue for which disclosure to investors is not required under **section 708(8)(a)** of the *Corporations Law* (or any successor provision);

(c) this Notice of Exercise is irrevocable (subject to **paragraph 7.2** of Special Option Terms);

(d) I/we have read the restrictions on exercise of Special Options and on transferability of Units contained in the Special Option Deed. I/we understand that the Units have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "**Securities Act**"), and may not be offered or sold except as permitted by the Special Option Terms and that such restrictions may be required to be noted in the Unit register as set out in the Special Option Deed. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should reoffer, resell, pledge or transfer any Units, we will do so only in accordance with the Special Option Terms; and

(e) **[APPLICABLE PARAGRAPH TO BE INSERTED]**

NOTE: the following paragraph to be included in a Notice of Exercise by a non-U.S.

person requesting that Units be delivered to an address outside of the United States:

[We are not a U.S. person, we are not acquiring any units for the account of any U.S. person, and we have not offered, sold or delivered, and will not offer, sell or deliver, directly or indirectly, or as principal or agent, any Units acquired by us in the United States or to any U.S. person. "U.S. person" has the meaning set forth in Regulation S under the Securities Act, and includes, among other persons, any national, citizen or resident of the United States or the estate or trust of any such person, any corporation, partnership or other entity created or organised in or under the laws of the United States, or any political subdivision thereof, any trust or estate (other than a foreign trust or estate) and any United States branch of a non-U.S. person. "United States" means the United States of America, its territories and possessions.]

NOTE: the following paragraph to be included in a notice of exercise by an "accredited investor" (a person meeting the requirements of Rule 501(a) of Regulation D under the Securities Act):

[We are delivering herewith a purchaser's letter for accredited investors in the form of Attachment B-1 to the Special Option Terms and the other materials referred to therein, and certify that each of us is an "accredited investor" as defined in that letter.]

NOTE: the following paragraph to be included in a notice of exercise by a non-U.S. person requesting that units be delivered to an address in the United States or who does not meet the standards set forth in **[Note 2]**.

[We are not a U.S. person]. [We are delivering herewith a written opinion of nationally recognised United States counsel to the effect that the Special Options and the Units delivered on exercise have been registered under the Securities Act or are exempt from registration thereunder.]

ATTACHMENT B-1 (TO SCHEDULE)

FORM OF PURCHASER'S LETTER BY ACCREDITED INVESTOR

Acquisition or Transfer of Units

TO: WESTFIELD AMERICA MANAGEMENT LIMITED
Manager of Westfield America Trust
[ ]

In connection with our proposed acquisition of Units in Westfield America Trust ("**Trust**") [in exchange for Preference Shares/Converted Common Stock of Westfield America, Inc.], we confirm that:

1. We have received a copy of the Series G Special Option Terms, a copy of which is annexed to the Westfield America Trust Deed.

2. We understand that the Units have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold except as permitted in the following sentence.

3. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should reoffer, resell, pledge or transfer any Units, we will do so only:

   (a) pursuant to an exemption from registration provided by Rule 144 under the Securities Act (if available);

   (b) outside the United States in a transaction meeting the requirements of Rule 903 or 904 of Regulation S under the Securities Act;

   (c) to an institutional "accredited investor" (as defined below) pursuant to any other exemption from the registration requirements of the Securities Act, subject to:

      (i) the receipt by the Manager of a letter substantially in the form provided in the Special Option Deed,

      (ii) unless such transfer is of Units with a purchase price of not less than US$250,000 to an "accredited investor" (as defined below), the receipt by the Manager of an opinion of counsel acceptable to the Manager that such reoffer, resale, pledge or transfer is in compliance with the Securities Act;

   (d) to the Manager or its affiliates; and

   in each case, in accordance with any applicable securities laws of any State or the United States of America or any other applicable jurisdiction.

4. So long as the foregoing restrictions are required to be noted in the Unit register, the undersigned will, and each subsequent holder is required to, notify any subsequent purchaser from it of the resale restrictions set forth above.

5. We understand that, on any proposed reoffer, resale, pledge or transfer of any Units, we will be required to furnish to the Manager and the registrar and transfer agent for the Units, such certification and other information as the Manager may reasonably require to confirm that the proposed sale complies with the foregoing restrictions and the provisions of the Special Option Terms pursuant to which the Units were issued. We further understand that the foregoing restrictions will be noted in the Unit register.

[Insert applicable paragraph.]

6. [We are an institutional "accredited investor" (an entity meeting the requirements of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Units, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment.]

7. [insert applicable paragraph]

[We are acquiring the Units purchased by us for our own account or for one or more accounts (each of which is an "accredited investor") as to each of which we exercise sole investment discretion and for each of which we are acquiring Units with a purchase price of not less than US$250,000 in each case for investment and not with a view to, or for sale in connection with any distribution thereof within the meaning of the Securities Act.]

[We have delivered to the Manager an opinion of counsel acceptable to the Manager that such offer, sale, pledge or transfer of the Units to us is in compliance with the Securities Act.]

Defined terms in the Special Option Terms have the same meaning in this letter.

You are entitled to rely on this letter and are irrevocably authorised to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Very truly yours,
[Purchaser]

By: ______________________
Name:
Title:

Dated:

Signed by [ ] through its)
duly authorised representative)
[ ] in the presence of:)

or

THE COMMON SEAL of # is affixed in)
accordance with its **constitution** in the)
presence of)
)

Secretary

Director

Name of secretary (print)

Name of director (print)

ATTACHMENT B-2 (TO SCHEDULE)

FORM OF PURCHASER'S LETTER BY ACCREDITED INVESTOR

Transfer of Options

TO: WESTFIELD AMERICA MANAGEMENT LIMITED
Manager of Westfield America Trust
[ ]

In connection with our proposed acquisition of Special Options in Westfield America Trust ("**Trust**"):

1. We have received a copy of the Series G Special Option Terms, a copy of which is annexed to the Westfield America Trust Deed.

2. We understand that the Special Options and the Units issuable on exercise thereof have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold except as permitted in the following sentence and in the Special Option Deed.

3. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should reoffer, resell, pledge or transfer any Special Options, we will do so only:

   (a) outside the United States to a foreign person in a transaction meeting the requirements of Rule 903 or 904 of Regulation S under the Securities Act;

   (b) to an institutional "accredited investor" (as defined below) pursuant to an exemption from the registration requirements of the Securities Act, subject to:

      (i) the receipt by the Manager of a letter substantially in the form provided in the Special Option Deed,

      (ii) unless such transfer is of Special Options with a purchase price of not less than US$250,000 to an "accredited investor" (as defined below), the receipt by the Manager of an opinion of counsel acceptable to the Manager that such reoffer, resale, pledge or transfer is in compliance with the Securities Act;

   (c) to Westfield America Inc, its affiliates, the Manager, or its affiliates; and

   in each case, in accordance with any applicable securities laws of any State or the United States of America or any other applicable jurisdiction.

4. The undersigned will, and each subsequent purchaser from it is required to, notify any subsequent purchaser from it of the resale restrictions set forth above.

5. We understand that, on any proposed reoffer, resale, pledge or transfer of any Special Options, we will be required to furnish to the Manager and the registrar and transfer

agent for the Units, such certification and other information as the Manager may reasonably require to confirm that the proposed sale complies with the foregoing restrictions and the provisions of the Special Option Terms governing the Special Options. We further understand that the foregoing restrictions will be noted in the legend on the Special Options.

[Insert applicable paragraph.]

6. [We are an institutional "accredited investor" (an entity meeting the requirements of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Units, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment.]

7. [insert applicable paragraph]

[We are acquiring the Special Options purchased by us for our own account or for one or more accounts (each of which is an "accredited investor") as to each of which we exercise sole investment discretion and for each of which we are acquiring Special Options with a purchase price of not less than US$250,000 in each case for investment and not with a view to, or for sale in connection with any distribution thereof within the meaning of the Securities Act.]

[We have delivered to the Manager an opinion of counsel acceptable to the Manager that such offer, sale, pledge or transfer of the Special Options to us is in compliance with the Securities Act.]

Defined terms in the Special Option Terms have the same meaning in this letter.

You are entitled to rely on this letter and are irrevocably authorised to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Very truly yours,
[Purchaser]

By: ______________________
Name:
Title:

Dated:

Signed by [ ] through its)
duly authorised representative)
[ ] in the presence of:)

or

THE COMMON SEAL of # is affixed in)
accordance with its constitution in the)
presence of)
)

Secretary

Director

Name of secretary (print)

Name of director (print)

ATTACHMENT B -3 (TO SCHEDULE)

TRANSFER FORM

For Non-Market Transactions

Affix stamp or similar duty here	Marking stamp

FULL NAME OF REGISTERED SCHEME	Westfield America Trust ARSN 092 058 449 (**'WAT'**)			
DESCRIPTION OF OPTIONS	Class Series G Special Options	Amount paid	Amount unpaid	Register NSW
QUANTITY	Words			Figures
FULL NAME OF TRANSFEROR(S)				
CONSIDERATION				Date of Purchase
FULL NAME OF TRANSFEREE(S)				
FULL ADDRESS OF TRANSFEREE(S)				
BENEFICIAL INTEREST	Upon registration of this transfer, the transferee will/will not hold the above options beneficially			

I, the registered holder and transferor (>Transferor=) named above, for the consideration specified above transfer to the transferee named above (>Transferee=) the special options specified above (>Special Options=) registered in my name in the books of WAT subject to the conditions on which I hold them at the time of signing this form. I, the Transferee agree to accept the transfer of the Special Options and the registration of the Special Options in my name in the books of WAT subject to the same conditions and agree to be bound by the constitution of WAT as amended from time to time and the terms of the Special Options.

SIGNATURE OF TRANSFEROR(S) SIGN HERE *		FOR REGISTRAR USE
DATE SIGNED	/ /	
SIGNATURE OF TRANSFEREE(S) SIGN HERE *		
DATE SIGNED	/ /	

ATTACHMENT C TO SCHEDULE

SERIES G SPECIAL OPTION CERTIFICATE

CERTIFICATE NUMBER

WESTFIELD AMERICA TRUST

Constituted by Trust Deed dated 28 March 1996, as amended

SERIES G SPECIAL OPTION CERTIFICATE

NUMBER OF OPTIONS	CLASS	DISTINCTIVE NUMBERS
[ ]	Series G Special Options	FROM [ ] TO [ ]

These options are issued in accordance with the Trust Deed of the Westfield America Trust, the Series G Special Option Deed and the Special Option Terms attached.

This is to certify that [ ] of [ ] is the registered holder of the options in Westfield America Trust set out in the panel above.

SIGNED FOR AND ON BEHALF of Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust.

....
Director

....
Secretary

SIXTH SCHEDULE

TERMS OF ISSUE OF SERIES G1 SPECIAL OPTIONS

1. DEFINITIONS

1.1 These words and phrases have the following meanings in these Special Option Terms unless the contrary intention appears:

"ASX" means Australian Stock Exchange Limited (ACN 008 624 691).

"Business Day" has the same meaning as in the Listing Rules of the ASX.

"Business Hours" means the hours between 9.00am and 5.00pm (Sydney time) on a Business Day.

"Co-operation Agreement" means the Co-Operation Agreement dated 15 February 2001 between the Manager and Westfield Holdings Limited.

"Continuing Security" means:

(a) the Preference Shares; and/or

(b) the Converted Common Stock.

"Conversion Number" in relation to a Special Option where the Continuing Securities the subject of the Notice of Exercise are Preference Shares, is 34.6632, subject to **paragraphs 15.1** and **15.2**, and in the case where the Continuing Securities the subject of the Notice of Exercise are Converted Common Stock, then the Conversion Number is 3.4663, subject to **paragraphs 15.1** and **15.2**.

"Converted Common Stock" means the shares of common stock in WEA into which Preference Shares have been converted by their holder in accordance with the terms and conditions specified in the Series D Certificate of Designation.

"Exercise Date" means the date specified in **paragraph 7.2(b)**.

"Expert" means an internationally recognised accounting firm (provided that such firm is one of Arthur Andersen LLP, PricewaterhouseCoopers LLP, Ernst & Young LLP, Deloitte & Touche LLP and KPMG LLP or their respective affiliates or successors and provided further that the firm appointed is not the principal outside auditor for, and has not during the previous 24 months, received fees in excess of US$5 million from, the Manager, WEA or any Optionholder holding a majority of the outstanding Special Options) agreed to by the Manager and Optionholders holding a majority of the outstanding Special Options on issue or in the absence of agreement between them and at the request of any of them an internationally recognised accounting firm appointed by the President or the head for the time being of the Australian Institute of Chartered Accountants, provided, however, that if at the time an Expert is being selected for purposes of **paragraph 15.1** or **19**, an Expert is then engaged pursuant to the terms of **paragraph 15.1** or 19 or is then engaged, or contemporaneously being engaged pursuant to **Section 6** of the Series D Certificate of Designation, then the Expert being so

selected shall be the same Expert that is then so engaged or being contemporaneously engaged.

"Financial Year" means a 12 month period from 1 January to 31 December.

"Issue Date" means the date on which the Special Options are issued to WEA pursuant to **clause 2.1** of the Special Option Deed.

"Manager" means Westfield America Management Limited as responsible entity and trustee of WAT.

"Member" means a person registered as the holder of a Unit (including persons jointly registered) as provided in the Trust Deed.

"Notice of Exercise" means a notice in or substantially in the form set out in **Attachment A**.

"Notice of Intention to Exercise" means a notice given by the Optionholder under **paragraph 7.1** of the Special Option Terms.

"Option Certificate" means a Special Option Certificate in or substantially in the form set out in **Attachment C**.

"Optionholder" means any person who is at any time registered as the holder of a Special Option (including persons jointly registered) in a register kept by the Manager.

"party" means each of the Manager and any Optionholder-.

"Preference Share" means a Series D Cumulative Convertible Redeemable Preference Share in WEA.

"Quarter" means a three month period in a Financial Year commencing on one of the following dates:

(a) 1 January ("**First Quarter**");

(b) 1 April ("**Second Quarter**");

(c) 1 July ("**Third Quarter**"); and

(d) 1 October ("**Fourth Quarter**").

"Reconstruction" means a capital reconstruction (including, without limitation, any consolidation, stock split or stock dividend, subdivision or reduction of capital), merger or any return of capital or other capital distribution but does not include the following:

(a) periodic distributions (whether of income or capital) made pro rata among shareholders or unitholders of a class and whether interim or at the end of an Accrual Period;

(b) issues of stock, shares or units which are not in redemption of any stock, shares or units;

(c) any issues of options by WEA or WAT; or

(d) the redemption, conversion or exercise of any securities issued by WAT or WEA in accordance with their terms.

"Sell" means a transfer, sale or assignment of the Special Options (or any part of the Special Options) or any other dealing or parting with possession of any right or interest (other than for the purposes of obtaining financing).

"Series D Certificate of Designation" means the certificate of designation for the Preference Shares.

"Special Option" means an option to subscribe for Units on the Special Option Terms (being a separate class of option in WAT).

"Special Option Deed" means the Series G1 Special Option Deed made between the Manager, WEA and WAIPL including all schedules, attachments and annexures.

"Special Option Period" means the period commencing on the date being the earlier of the following:

(a) 30 September 2003; and

(b) the date upon which dividends under the Series D Certificate of Designation are not paid in full in accordance with Section 3 of that certificate and the dividend rate is therefore increased to 1.5 times the rate that would otherwise apply;

(c) the date upon which a Fixed Charge Coverage Violation (as defined in the Series D Certificate of Designation) occurs;

(d) the date upon which a Change of Control Repurchase Event (as defined in the Series D Certificate of Designation) occurs,

(e) the date upon which Consolidated EBITDA (as defined in the Series D Certificate of Designation) from United States source income as a percentage of total EBITDA for WAT falls below 75%; and

(f) the date upon which the Manager gives a notice in accordance with **paragraphs 15.3(a)** or **(b)** of the Special Option Terms;

and ending the date being 10 days prior to the termination date of WAT under **clause 4.3** of the Trust Deed.

"Special Option Terms" means the terms as set out herein.

"Trust Deed" means the Trust Deed dated 28 March 1996 originally between Perpetual

Trustee Company Limited and Westfield America Management Limited, as amended, being the constitution of WAT.

"Unit" means an undivided share in the beneficial interest in WAT as provided in the Trust Deed.

"WAIPL" means Westfield American Investments Pty. Limited

"WAT" means the managed investment scheme constituted by the Trust Deed and known as the Westfield America Trust (ARSN 092 058 449).

"WEA" means Westfield America, Inc.

1.2 Words or phrases beginning in capitals and not otherwise defined in these Special Option Terms have the same meaning as in the Trust Deed.

2. ENTITLEMENT

Each Special Option entitles the Optionholder to subscribe for Units on the terms set out in these Special Option Terms.

3. EXERCISE PERIOD

A Special Option may be exercised at any time during the Special Option Period, in accordance with these Special Option Terms.

4. PREREQUISITE TO EXERCISE

4.1 A Special Option may not be exercised (and the Manager will be under no obligation to issue Units in respect of any Special Option) unless:

(a) the Special Option is exercised as part of a parcel of Special Options which, on exercise, entitles the Optionholder to a parcel of Units having a value not less than the amount required by the *Corporations Law* (currently A$500,000) for the issue of each such Unit to constitute an issue that does not need disclosure to investors pursuant to **section 708(8)(a)** of the *Corporations Law* (or any successor provision); and

(b) the Optionholder complies in all material respects with all the other Special Option Terms; and

(c) the issue of Units to the Optionholder would not breach the Australian *Corporations Law* or any applicable law.

4.2 If the Optionholder which wishes to exercise a Special Option, gives a Notice of Intention to Exercise and a Notice of Exercise and otherwise complies in all material respects with the requirements for exercise of a Special Option set out in these Special Option Terms, the Manager must comply with the provisions of the Trust Deed and of the Special Option Terms in respect of the exercise of the Special Option.

5. EXCHANGE RIGHT

5.1 One Special Option is exercisable for each Preference Share or for the Converted Common Stock issued upon conversion of such Preference Share, as the case may be, transferred to the Manager.

5.2 On exercise of a Special Option, the Optionholder will receive in respect of a Continuing Security, the Conversion Number of Units provided that, if this would have the effect that the Optionholder would receive a fraction of one Unit, the Optionholder will receive one additional Unit. The Conversion Number of Units must be issued within one Business Day after receipt of a Notice of Exercise given in accordance with **paragraph** 7.

6. RANKING OF UNITS ON EXERCISE OF SPECIAL OPTIONS

6.1 Subject to **paragraph 6.2**, a Unit allotted on exercise of a Special Option will rank equally in all respects with the existing Units on issue at the date of allotment.

6.2 A Unit allotted on exercise of a Special Option will rank for distribution of the Distributable Income from the date following the last day of the most recently completed dividend period for the Continuing Securities transferred so that where Units are allotted during an Accrual Period, such Units will participate in the Distributable Income in respect of that Accrual Period in the proportion that the part of the Accrual Period (calculated in days) for which such Units rank for distribution of Distributable Income bears to the total number of days in such Accrual Period.

7. MANNER OF EXERCISE

7.1 If an Optionholder wishes to exercise a Special Option, then the Optionholder must give a non-binding notice of intention to exercise the Special Option to the Manager during the Special Option Period at least 10 Business Days before giving a Notice of Exercise under **paragraph 7.2**.

7.2 If an Optionholder wishes to exercise a Special Option and has complied with **paragraph 7.1**, it must give an irrevocable Notice of Exercise to the Manager during the Special Option Period specifying:

(a) the number of Special Options which the Optionholder wishes to exercise in compliance with **paragraph 4** and the type of Continuing Security to be delivered;

(b) the specific date on which those Special Options are to be exercised ("**Exercise Date**") in accordance with the Special Option Terms;

(c) the number of Units which are to be issued to the Optionholder on the exercise of the Special Options detailed in the Notice of Exercise ("**Relevant Number**") (being equal to the number of Special Options to which the Notice of Exercise relates multiplied by the Conversion Number, subject to rounding up by one unit in the case of a fractional unit); and

(d) confirmation of compliance with the U.S. securities laws restrictions contained in **paragraph 12**.

7.3 On the Exercise Date:

(a) the Optionholder must deliver to the Manager the Continuing Securities (together with any necessary instruments of transfer properly executed) to which the Notice of Exercise relates; and

(b) in consideration of the transfer pursuant to **paragraph 7.3(a)**, the Manager must issue to the Optionholder the Relevant Number of Units.

7.4 The Optionholder must ensure that any Continuing Security transferred pursuant to **paragraph 7.3(a)** (or specified in the Notice of Exercise) is (immediately prior to transfer) owned by the Optionholder (free of all mortgages, charges, liens and other encumbrances or prior claims), and has attached all rights (including rights to receive dividends) attaching or accruing to the Continuing Security on the Exercise Date except for that portion of the True-Up Dividend Amount as defined in the Series D Certificate of Designation, if any, for the period from the beginning of the year in which the applicable Special Option is exercised until the Exercise Date. The True-Up Dividend Amount payable for such period shall be computed by dividing the number of days in which the Optionholder held the Continuing Security during the applicable year by 365 and multiplying the result by the True-Up Dividend Amount determined in accordance with the Series D Certificate of Designation (and if such amount is received by the Manager instead of by the former holder of the Continuing Securities, the Manager must pay to that former holder the amount so received).

8. TRANSFER OF SPECIAL OPTIONS

8.1 With the exception of the first transfer by WEA of the Special Options to WAIPL, an Optionholder shall not Sell any Special Options or Continuing Securities owned by it, unless it first notifies the Manager in writing of its desire to so Sell such securities and allows the Manager five Business Days from the date of such notice to make an offer for such securities. The Optionholder may reject, in its absolute discretion, any offer to purchase such securities made by the Manager and may Sell such securities to any buyer after the five Business Day period has elapsed; provided that any offer by the Manager shall include both the Special Options and the related Preference Shares or Converted Common Stock, as the case may be, to the extent that the Optionholder notified the Manager that it will sell such securities as a package and provided further that for a period of 90 days after such five Business Day period has elapsed, the Optionholder shall not Sell such securities (other than pursuant to an underwritten public offering) at a price (before deduction of underwriting commissions, placement fees and other selling expenses) less than 90% of the price offered by the Manager.

8.2 Any person to whom a Special Option is transferred must be a person to whom disclosure to investors under Chapter 6D of the *Corporations Law* is not required. A transferee must provide to the Manager, if requested, evidence that it is such a person.

8.3 Subject to this **paragraph 8** and the securities law restrictions set out in **paragraph 12**, a Special Option is fully transferable as follows:

(a) by delivery to the Manager of a duly executed and, subject to **paragraph 9**, stamped transfer in the form of **Attachment B-3** by the Optionholder or the transferee, together with the Option Certificates to which the transfer relates; and

(b) the Manager registering the transfer of the Special Options, subject to the terms and conditions of the Trust Deed, which the Manager agrees to do promptly after receipt of the items referred to in **paragraph 8.38.3(a)**.

8.4 On registration of a transfer, the transferee is bound by the Trust Deed and the Special Options Terms and assumes the rights and obligations of an Optionholder in respect of the Special Options transferred.

8.5 All stamp duty (including fines and penalties and any other applicable payments) chargeable on or in relation to either:

(a) the initial transfer of each Special Option by WAIPL to a transferee (each an "**Initial Transferee**"); and

(b) the first transfer by any Initial Transferee of such Special Option to a subsequent transferee

shall be borne by the Manager and the Manager hereby indemnifies WAIPL and each transferee receiving a transfer to which **sub-paragraph (a)** or **(b)** of this **paragraph 8.5** applies (an "**Indemnified Transferee**") as a continuing indemnity for and against any such stamp duty (including fines and penalties and any other applicable payments) and any related costs and expenses including legal fees on an indemnity basis. The Manager shall be primarily responsible for attending to payment of such stamp duty (including fines and penalties and any other applicable payments) and the Manager shall provide SPCG and each Indemnified Transferee with such information and progress reports on such stamping as WAIPL or the Indemnified Transferee may reasonably require and WAIPL or the Indemnified Transferee shall be entitled to pay (but need not pay) such duty itself and to claim immediate indemnification from the Manager if WAIPL or the Indemnified Transferee reasonably believes that there will otherwise be a failure to pay the stamp duty within the period required by law.

9. NEW ISSUES BY WAT

A Special Option does not confer any right on the Optionholder to participate in any new issues of Units, or to be entitled to any distributions by WAT.

10. RIGHT TO VOTE

An Optionholder is entitled to vote at meetings of Members.

11. NO OTHER RIGHTS

In accordance with, and subject to, the provisions of the Trust Deed and the Corporations

Law, no Special Option confers on the Optionholder:

(a) any right to require the Manager to redeem or repurchase the Special Option; or

(b) except as expressly provided in the Trust Deed, any other entitlement under the Trust Deed consequent on holding the Special Option.

12. SECURITIES LAW RESTRICTIONS

12.1 This **paragraph 12** operates in addition to restrictions on transfers of Special Options under **paragraph 8**. The Special Options have not been registered under the U.S. Securities Act of 1933, as amended ("**U.S. Securities Act**"), and may not be offered, sold or exercised except:

(a) pursuant to an effective registration statement under the U.S. Securities Act;

(b) within the United States to or, in the case of exercise, by Institutional "Accredited Investors" within the meaning of Rule 501(a)(1), (2), (3) and (7) under the U.S. Securities Act in a transaction exempt from registration requirements of the U.S. Securities Act on delivery of a purchaser's letter in the form of **Attachment B-1** or **B-2**, as applicable;

(c) outside the United States to or, in the case of exercise, by non-U.S. persons in a transaction meeting the requirements of Rules 901, 903 or 904 of Regulation S under the U.S. Securities Act;

(d) to WEA, its affiliates, the Manager or its affiliates; or

(e) as otherwise agreed by the Manager.

The Special Options must bear a legend to the foregoing effect:

Special Options issued to non-U.S. persons pursuant to Regulation S under the U.S. Securities Act must bear the following additional legend:

> "THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE ISSUER THAT (A) THE SECURITY MAY BE EXERCISED ONLY BY A NON-U.S. PERSON ON DELIVERY OF EITHER (i) A WRITTEN CERTIFICATE THAT IT IS NOT BEING EXERCISED ON BEHALF OF A U.S. PERSON OR (ii) A WRITTEN OPINION OF COUNSEL TO THE EFFECT THAT THE SECURITY AND THE UNITS DELIVERED ON EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OR ARE EXEMPT FROM REGISTRATION THEREUNDER AND (B) THE SECURITY MAY BE EXERCISED ONLY IN ACCORDANCE WITH THE SPECIAL OPTION TERMS."

All other Special Options must bear the following additional legend:

> "THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE

ISSUER THAT (A) THE SECURITY MAY BE EXERCISED ONLY BY (1) A NON-U.S. PERSON ON DELIVERY OF EITHER (i) A WRITTEN CERTIFICATE THAT IT HAS NOT BEEN EXERCISED ON BEHALF OF A U.S. PERSON, OR (ii) A WRITTEN OPINION OF COUNSEL TO THE EFFECT THAT THE SECURITY AND THE UNITS DELIVERED ON EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR ARE EXEMPT FROM REGISTRATION THEREUNDER OR (2) AN INSTITUTIONAL ACCREDITED INVESTOR ON DELIVERY OF A LETTER SUBSTANTIALLY IN THE FORM ANNEXED TO THE SPECIAL OPTION TERMS AND (B) THIS SECURITY MAY BE EXERCISED ONLY IN ACCORDANCE WITH THE SPECIAL OPTION TERMS."

12.2 Units issuable on exercise of the Special Options will not be registered under the U.S. Securities Act and may not be offered or sold by an Optionholder after exercise of an Option except:

(a) pursuant to an effective registration statement under the U.S. Securities Act or pursuant to an exemption from the registration requirements thereunder;

(b) outside the United States to non-U.S. persons (which term includes U.S. dealers or other professional fiduciaries acting on a discretionary basis for non-U.S. beneficial owners (other than an estate or trust)) in reliance on Rules 903 and 904 of Regulation S under the U.S. Securities Act;

(c) in 'regular way transactions' on the ASX, provided that neither the seller, nor any person acting on its behalf, knows that the transaction has been pre-arranged with a buyer that is a US person or is located in the US;

(d) to the Manager or its affiliates; or

(e) as otherwise agreed by the Manager.

The foregoing restrictions must be noted in the Unit register maintained by the Manager. The Manager agrees that it will cause the notation to be removed from the Unit register at such time as the Units may be transferred without restriction under applicable law.

12.3 A Special Option may only be exercised by a non-U.S. person on delivery of either:

(a) a written certification that the Optionholder is not a U.S. person and the Special Option is not being exercised on behalf of a U.S. person; or

(b) a written opinion of counsel to the effect that the Special Option and the Units delivered on exercise thereof have been registered under the U.S. Securities Act or are exempt from registration thereunder.

12.4 A Special Option may only be exercised by a U.S. person on delivery of a purchaser's letter for "Accredited Investors" in the form of **Attachment B-1**, certifying that the Optionholder is

an "Accredited Investor" as defined in that letter, together with the other materials referred to therein.

12.5 A Special Option may not be transferred to any person if the effect of such transfer would be that the ownership limitations contained in WEA's Restated Articles of Incorporation would be violated.

12.6 Any withholding obligation of the Manager on receipt of a Continuing Security may be satisfied by delivery of an amount in United States dollars by the Optionholder.

13. REDEMPTION OF PREFERENCE SHARES

13.1 If WEA redeems Preference Shares in accordance with their terms the Optionholder must deliver (for no consideration) to the Manager the same number of Options, subject to **paragraph 15.1,** as Preference Shares to be redeemed and the Manager must reissue the Option Certificate in respect of the Optionholders' remaining holding (if any) of Special Options and may cancel the Special Options so transferred.

13.2 After all Preference Shares have either been redeemed or transferred to the Manager, the Manager may cancel any outstanding Special Options and if the Manager cancels the Special Options notify the Optionholder of the cancellation.

14. QEF ELECTION

If an Optionholder intends to make the election provided for in Section 1295(b) of the Internal Revenue Code of 1986, as amended ("Code"), then such Optionholder must so notify the Manager and the Manager must, at the Manager's expense, take such actions as may be required by the Code and the authorities thereunder to have WAT be treated as a qualified electing fund (within the meaning of Section 1295 of the Code) with respect to a Unitholder or Optionholder that makes the election provided for under Section 1295(b) of the Code.

15. RECONSTRUCTIONS

15.1 Except as provided in **paragraph 15.2**, if:

(a) WEA carries out a Reconstruction; or

(b) WAT carries out a Reconstruction,

then, in each such event:

(c) the number of Special Options held by an Optionholder; or

(d) the Conversion Number; or

(e) some of, or all, such factors,

will be adjusted, as appropriate, in a manner determined by the Manager which:

(f) is fair and equitable to the Members and Optionholders; and

(g) to the extent necessary, complies with the Listing Rules of the ASX applying to a reorganisation (as that term is defined in the Listing Rules of the ASX) of capital at the time of the reorganisation (and for the avoidance of doubt the parties agree that any reconstruction of WEA is carried out as if the Listing Rules of the ASX applied to the reorganisation of WEA),

and is approved by Optionholders holding a majority of the outstanding Special Options on issue provided that if such Optionholders fail to approve the manner of adjustment determined by the Manager, the Manager must, pursuant to **paragraph 19,** refer the matter to an Expert who will make a determination of any adjustment. The Expert must be directed to take into account **paragraphs 15.1(f), (g)** and **19.3** in making a determination.

15.2 (a) If WAT is merged or consolidated with or into a new entity or WAT transfers all or substantially all of its assets to another entity then, on a subsequent exercise of the Special Options, the Optionholder is entitled to receive securities in the new transferee entity equal to those which the Optionholder would have received had it exercised such Special Options and held Units immediately prior to such transaction.

(b) If WEA is merged or consolidated with or into a new entity or if WEA transfers all or substantially all of its assets to another entity and the Optionholder receives stock in such entity in consideration of its Continuing Securities then, on a subsequent exercise of the Special Options, the Optionholder is entitled to use such new securities received in such transaction (in lieu of the Continuing Securities) as the consideration for the issuance of ordinary Units based on a revised Conversion Number which is fair and equitable to the Members and the Optionholder.

15.3

(a) The Manager agrees for the benefit of the Optionholders that if, while any Special Options are on issue, it:

(i) announces an intention to wind up WAT; or

(ii) receives a requisition from Members, that meets the requirements of the Corporations Law, to convene a meeting of Members for the purpose of passing a resolution to direct the winding up of WAT,

then it will immediately give written notice to the Optionholders of the announcement or requisition. In the case of an announcement or if Members subsequently pass a resolution in accordance with the Corporations Law to terminate WAT then, before WAT is terminated, the Optionholders may exercise any or all of their Special Options in accordance with the provisions of these Special Option Terms.

(b) The Manager agrees that until the expiration of the Special Option Period:

(i) prior to any Reconstruction of WAT it will provide not less than 30 days prior written notice of such Reconstruction to the Optionholder, and the Optionholder has the right at any time following delivery of such notice to exercise its Special Options; and

(ii) in the event WEA is merged or consolidated with or into a new entity or transfers all or substantially all of its assets to another entity, the Optionholder has the right at any time following such event to exercise its Special Options in accordance with the provisions of these Special Option Terms.

16. REPRESENTATIONS, WARRANTIES AND COVENANTS

16.1 The Manager represents and warrants for the benefit of the Optionholder that as at the date of the Special Option Deed, the Issue Date, the date of transfer of the Special Options by WEA to WAIPL and the Exercise Date:

(a) all Special Options have been duly authorised, validly issued, and the Optionholder is entitled to the rights in favour of the Optionholder under the Special Option Terms;

(b) there are no pre-emptive rights or similar rights to purchase any Units issuable on exercise of the Special Options on the part of any holders of any class of securities of WAT; and

(c) the Special Option Deed has been duly authorised, executed and delivered by the Manager and is a valid and binding obligation of the Manager and enforceable in accordance with its terms.

16.2 The Manager covenants that:

(a) it will use its best endeavours to ensure that the ordinary Units (including the Units issued on the exercise of the Special Options) are officially quoted on the ASX as soon as possible after they are issued and that such official quotation is maintained;

(b) at all times while the Special Options are outstanding, WAT will have sufficient authorised and unissued Units available for issue on exercise of the Special Options and all other options outstanding with respect to Units; and

(c) subject to compliance by the Optionholder with the Special Option Terms, the Units issuable on exercise of the Special Options will be duly authorised, validly issued and fully paid.

16.3 To the extent that any covenant contained in the Special Option Deed is made for the benefit of the Optionholder, such covenant will be enforceable against the Manager by any person registered as a Optionholder.

17. REGISTRATION AND NO QUOTATION OF SPECIAL OPTIONS

17.1 The Manager will maintain registers of Optionholders. An Optionholder may:

(a) inspect such register at any time during Business Hours; and

(b) obtain copies of such register.

17.2 The Manager must send to an Optionholder copies of all notices (including, without limitation, notices of Members' meetings), accounts and other statements sent to Members.

17.3 For the purposes of **paragraph 17.2**, notices, accounts and other statements sent to joint Optionholders will be deemed to be sent to all those Optionholders if sent to the Optionholder named first on the register.

17.4 If an Optionholder:

(a) has lost a certificate in respect of any Special Options; and

(b) provides the Manager with a statutory declaration of loss in respect of such certificate,

the Manager must cancel the lost certificate and issue a replacement certificate to the Optionholder.

17.5 The Optionholder acknowledges that the Special Options will not be quoted on any stock exchange.

18. RENEGOTIATION

If prior to the earliest date on which the Special Options may be exercised the laws of Australia are amended, varied or replaced, or the Commonwealth Government introduces a bill into Parliament, which may result in WAT failing to qualify as a 'collective investment vehicle', then the Manager and the Optionholders will enter into good faith negotiations to amend the terms of the Special Options, including if necessary the Special Option Period, in order to avoid such failure.

19. DISPUTES

19.1 If a dispute arises in relation to an adjustment to:

(a) the number of Special Options held by an Optionholder; or

(b) the Conversion Number; or

(c) some or all such factors,

or any other adjustment to be made pursuant to **paragraph 15.1** or **paragraph 15.2**, either the Manager or the Optionholder is entitled to refer the dispute (but no other disputes) to an Expert.

19.2 The Expert must be directed by the party referring the dispute:

(a) to resolve the dispute in a timely manner as an expert and not as an arbitrator; and

(b) to determine the party or parties responsible for paying the costs of the Expert having regard to the Expert's findings concerning resolution of the dispute.

19.3 The Expert must take into account (i) any adjustment or resolution of a dispute with respect to the same factual circumstances and (ii) any prior or contemporaneous adjustments or resolutions of disputes, in each case under **Section 6** of the Series D Certificate of Designation such that the resolution of the dispute or disputes is fair and equitable to the Members and Optionholders.

19.4 The determination of the Expert will be final and binding on the Manager and the Optionholders.

20. NOTICES

20.1 A party giving notice or notifying under these Special Option Terms must do so in writing:

(a) directed to the recipient's address specified in this **paragraph 20**, as varied by any notice or, in the case of an Optionholder, to the address specified in the register kept in accordance with **paragraph 17**; and

(b) hand delivered or sent by prepaid post or facsimile to that address.

The Manager's address and facsimile number are:

Westfield America Management Limited
Level 24, Westfield Towers
100 William Street
SYDNEY NSW 2011
Facsimile Number: (61 2) 9358 7077
Attention: Company Secretary

WEA's address and facsimile number are:

Westfield America, Inc.
11601 Wilshire Boulevard, Suite 1200
Los Angeles California USA
Facsimile Number: (310) 478 3987
Attention: Company Secretary

WAIPL's address and facsimile number are:

Westfield American Investments Pty. Limited
Level 24, Westfield Towers
100 William Street

SYDNEY NSW 2011
Facsimile Number : (61 2) 9358 7033

Attention : Company Secretary

20.2 A notice given in accordance with **paragraph 20.1** is taken to be received:

(a) if hand-delivered, on delivery;

(b) if sent by prepaid post, 5 days after the date of posting;

(c) if sent by courier, 2 days after being sent; or

(d) if sent by facsimile, when the sender's facsimile system generates a message confirming successful transmission of the total number of pages of the notice.

20.3 The Manager will promptly deliver to an Optionholder copies of any notices received by it under the Special Option Terms, including any notice changing the foregoing addresses.

21. INTERPRETATION

In these Special Option Terms, unless the contrary intention appears:

(a) headings are for ease of reference only and do not affect the meaning of these Special Option Terms;

(b) the singular includes the plural and vice versa and words importing a gender include other genders;

(c) other grammatical forms of defined words or expressions have corresponding meanings;

(d) a reference to a clause, paragraph, schedule or annexure is a reference to a clause or paragraph of or schedule or annexure to these Special Option Terms and a reference to the Special Option Terms includes any schedules, attachments and annexures;

(e) a reference to a document or agreement, including the Special Option Deed, includes a reference to that document or agreement as novated, altered or replaced from time to time;

(f) a reference to "A$", "$A", "dollar" or "$" is a reference to Australian currency;

(g) a reference to "US$" is a reference to United States of America currency;

(h) a reference to a specific time for the performance of an obligation is a reference to that time in the State, Territory or other place where that obligation is to be performed;

(i) a reference to a party includes its executors, administrators, successors (including persons taking by novation) and permitted assigns;

(j) words and expressions importing natural persons include partnerships, bodies corporate, associations, governments and governmental and local authorities and agencies; and

(k) a reference to any legislation or statutory instrument or regulation is construed in accordance with the Acts Interpretation Act 1901 (Cth) or the equivalent State legislation, as applicable.

ATTACHMENT A (TO SCHEDULE)

NOTICE OF EXERCISE OF SERIES G1 SPECIAL OPTIONS

TO: WESTFIELD AMERICA MANAGEMENT LIMITED
Manager of Westfield America Trust
[ ]

I/We [ ] of [ ] give notice that I/we wish to exercise [ ] Series G1 Special Options registered in my/our name on [ ] ("**Exercise Date**"). The number of Units, which are to be issued on exercise of the Special Options referred to in this Notice of Exercise, is [ ].

Defined terms in the Special Option Terms have the same meaning in his Notice of Exercise.

We have received a copy of the Series G1 Special Option Terms, a copy of which is annexed to the Westfield America Trust Deed.

I/We confirm that:

(a) [ ] [*description of actual security – Preference Shares or Converted Common Stock*] being Continuing Securities in WEA registered in my/our name will on the Exercise Date be free of all mortgages, charges, liens and other encumbrances or prior claims;

(b) the Units in Westfield America Trust ("**WAT**") to be issued to me/us on exercise of the Special Options to which this Notice of Exercise relates, have a value of not less than the amount required by the *Corporations Law* for the issue of each such Unit to constitute an issue for which disclosure to investors is not required under **section 708(8)(a)** of the *Corporations Law* (or any successor provision);

(c) this Notice of Exercise is irrevocable (subject to **paragraph 7.2** of Special Option Terms);

(d) I/we have read the restrictions on exercise of Special Options and on transferability of Units contained in the Special Option Deed. I/we understand that the Units have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "**Securities Act**"), and may not be offered or sold except as permitted by the Special Option Terms and that such restrictions may be required to be noted in the Unit register as set out in the Special Option Deed. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should reoffer, resell, pledge or transfer any Units, we will do so only in accordance with the Special Option Terms; and

(e) **[APPLICABLE PARAGRAPH TO BE INSERTED]**

NOTE: the following paragraph to be included in a Notice of Exercise by a non-U.S.

person requesting that Units be delivered to an address outside of the United States:

[We are not a U.S. person, we are not acquiring any units for the account of any U.S. person, and we have not offered, sold or delivered, and will not offer, sell or deliver, directly or indirectly, or as principal or agent, any Units acquired by us in the United States or to any U.S. person. "U.S. person" has the meaning set forth in Regulation S under the Securities Act, and includes, among other persons, any national, citizen or resident of the United States or the estate or trust of any such person, any corporation, partnership or other entity created or organised in or under the laws of the United States, or any political subdivision thereof, any trust or estate (other than a foreign trust or estate) and any United States branch of a non-U.S. person. "United States" means the United States of America, its territories and possessions.]

NOTE: the following paragraph to be included in a notice of exercise by an "accredited investor" (a person meeting the requirements of Rule 501(a) of Regulation D under the Securities Act):

[We are delivering herewith a purchaser's letter for accredited investors in the form of Attachment B-1 to the Special Option Terms and the other materials referred to therein, and certify that each of us is an "accredited investor" as defined in that letter.]

NOTE: the following paragraph to be included in a notice of exercise by a non-U.S. person requesting that units be delivered to an address in the United States or who does not meet the standards set forth in **[Note 2]**.

[We are not a U.S. person]. [We are delivering herewith a written opinion of nationally recognised United States counsel to the effect that the Special Options and the Units delivered on exercise have been registered under the Securities Act or are exempt from registration thereunder.]

ATTACHMENT B-1 (TO SCHEDULE)

FORM OF PURCHASER'S LETTER BY ACCREDITED INVESTOR

Acquisition or Transfer of Units

TO: WESTFIELD AMERICA MANAGEMENT LIMITED
Manager of Westfield America Trust
[ ]

In connection with our proposed acquisition of Units in Westfield America Trust ("**Trust**") [in exchange for Preference Shares/Converted Common Stock of Westfield America, Inc.], we confirm that:

1. We have received a copy of the Series G1 Special Option Terms, a copy of which is annexed to the Westfield America Trust Deed.

2. We understand that the Units have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold except as permitted in the following sentence.

3. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should reoffer, resell, pledge or transfer any Units, we will do so only:

   (a) pursuant to an exemption from registration provided by Rule 144 under the Securities Act (if available);

   (b) outside the United States in a transaction meeting the requirements of Rule 903 or 904 of Regulation S under the Securities Act;

   (c) to an institutional "accredited investor" (as defined below) pursuant to any other exemption from the registration requirements of the Securities Act, subject to:

      (i) the receipt by the Manager of a letter substantially in the form provided in the Special Option Deed,

      (ii) unless such transfer is of Units with a purchase price of not less than US$250,000 to an "accredited investor" (as defined below), the receipt by the Manager of an opinion of counsel acceptable to the Manager that such reoffer, resale, pledge or transfer is in compliance with the Securities Act;

   (d) to the Manager or its affiliates; and

   in each case, in accordance with any applicable securities laws of any State or the United States of America or any other applicable jurisdiction.

4. So long as the foregoing restrictions are required to be noted in the Unit register, the undersigned will, and each subsequent holder is required to, notify any subsequent purchaser from it of the resale restrictions set forth above.

5. We understand that, on any proposed reoffer, resale, pledge or transfer of any Units, we will be required to furnish to the Manager and the registrar and transfer agent for the Units, such certification and other information as the Manager may reasonably require to confirm that the proposed sale complies with the foregoing restrictions and the provisions of the Special Option Terms pursuant to which the Units were issued. We further understand that the foregoing restrictions will be noted in the Unit register.

[Insert applicable paragraph.]

6. [We are an institutional "accredited investor" (an entity meeting the requirements of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Units, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment.]

7. [insert applicable paragraph]

[We are acquiring the Units purchased by us for our own account or for one or more accounts (each of which is an "accredited investor") as to each of which we exercise sole investment discretion and for each of which we are acquiring Units with a purchase price of not less than US$250,000 in each case for investment and not with a view to, or for sale in connection with any distribution thereof within the meaning of the Securities Act.]

[We have delivered to the Manager an opinion of counsel acceptable to the Manager that such offer, sale, pledge or transfer of the Units to us is in compliance with the Securities Act.]

Defined terms in the Special Option Terms have the same meaning in this letter.

You are entitled to rely on this letter and are irrevocably authorised to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Very truly yours,

[Purchaser]

By: ______________________

Name:

Title:

Dated:

Signed by [ ] through its)
duly authorised representative)
[ ] in the presence of:)

or

THE COMMON SEAL of # is affixed in)
accordance with its **constitution** in the)
presence of)
)

Secretary	Director
Name of secretary (print)	Name of director (print)

ATTACHMENT B-2 (TO SCHEDULE)

FORM OF PURCHASER'S LETTER BY ACCREDITED INVESTOR

Transfer of Options

TO: WESTFIELD AMERICA MANAGEMENT LIMITED
Manager of Westfield America Trust
[ ]

In connection with our proposed acquisition of Special Options in Westfield America Trust ("**Trust**"):

1. We have received a copy of the Series G1 Special Option Terms, a copy of which is annexed to the Westfield America Trust Deed.

2. We understand that the Special Options and the Units issuable on exercise thereof have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold except as permitted in the following sentence and in the Special Option Deed.

3. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should reoffer, resell, pledge or transfer any Special Options, we will do so only:

   (a) outside the United States to a foreign person in a transaction meeting the requirements of Rule 903 or 904 of Regulation S under the Securities Act;

   (b) to an institutional "accredited investor" (as defined below) pursuant to an exemption from the registration requirements of the Securities Act, subject to:

      (i) the receipt by the Manager of a letter substantially in the form provided in the Special Option Deed,

      (ii) unless such transfer is of Special Options with a purchase price of not less than US$250,000 to an "accredited investor" (as defined below), the receipt by the Manager of an opinion of counsel acceptable to the Manager that such reoffer, resale, pledge or transfer is in compliance with the Securities Act;

   (c) to Westfield America Inc, its affiliates, the Manager, or its affiliates; and

   in each case, in accordance with any applicable securities laws of any State or the United States of America or any other applicable jurisdiction.

4. The undersigned will, and each subsequent purchaser from it is required to, notify any subsequent purchaser from it of the resale restrictions set forth above.

5. We understand that, on any proposed reoffer, resale, pledge or transfer of any Special Options, we will be required to furnish to the Manager and the registrar and transfer agent for the Units, such certification and other information as the Manager may reasonably require to confirm that the proposed sale complies with the foregoing restrictions and the provisions of the Special Option Terms governing the Special Options. We further understand that the foregoing restrictions will be noted in the legend on the Special Options.

[Insert applicable paragraph.]

6. [We are an institutional "accredited investor" (an entity meeting the requirements of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Units, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment.]

7. [insert applicable paragraph]

[We are acquiring the Special Options purchased by us for our own account or for one or more accounts (each of which is an "accredited investor") as to each of which we exercise sole investment discretion and for each of which we are acquiring Special Options with a purchase price of not less than US$250,000 in each case for investment and not with a view to, or for sale in connection with any distribution thereof within the meaning of the Securities Act.]

[We have delivered to the Manager an opinion of counsel acceptable to the Manager that such offer, sale, pledge or transfer of the Special Options to us is in compliance with the Securities Act.]

Defined terms in the Special Option Terms have the same meaning in this letter.

You are entitled to rely on this letter and are irrevocably authorised to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Very truly yours,

[Purchaser]

By: ______________________

Name:

Title:

Dated:

Signed by [ ] through its)
duly authorised representative)
[ ] in the presence of:)

or

THE COMMON SEAL of # is affixed in)
accordance with its constitution in the)
presence of)
)

Secretary Director

Name of secretary (print) Name of director (print)

ATTACHMENT B -3 (TO SCHEDULE)

TRANSFER FORM

For Non-Market Transactions

Affix stamp or similar duty here | Marking stamp

FULL NAME OF REGISTERED SCHEME	Westfield America Trust ARSN 092 058 449 ('**WAT**')		
DESCRIPTION OF OPTIONS	Class Series G1 Special Options	Amount paid / Amount unpaid	Register NSW
QUANTITY	Words		Figures
FULL NAME OF TRANSFEROR(S)			
CONSIDERATION			Date of Purchase
FULL NAME OF TRANSFEREE(S)			
FULL ADDRESS OF TRANSFEREE(S)			
BENEFICIAL INTEREST	Upon registration of this transfer, the transferee will/will not hold the above options beneficially		

I, the registered holder and transferor (>Transferor=) named above, for the consideration specified above transfer to the transferee named above (>Transferee=) the special options specified above (>Special Options=) registered in my name in the books of WAT subject to the conditions on which I hold them at the time of signing this form. I, the Transferee agree to accept the transfer of the Special Options and the registration of the Special Options in my name in the books of WAT subject to the same conditions and agree to be bound by the constitution of WAT as amended from time to time and the terms of the Special Options.

SIGNATURE OF TRANSFEROR(S) SIGN HERE *		FOR REGISTRAR USE
DATE SIGNED	/ /	
SIGNATURE OF TRANSFEREE(S) SIGN HERE *		
DATE SIGNED	/ /	

ATTACHMENT C TO SCHEDULE
SERIES G1 SPECIAL OPTION CERTIFICATE

CERTIFICATE NUMBER

WESTFIELD AMERICA TRUST

Constituted by Trust Deed dated 28 March 1996, as amended

SERIES G1 SPECIAL OPTION CERTIFICATE

NUMBER OF OPTIONS	CLASS	DISTINCTIVE NUMBERS
[ ]	Series G1 Special Options	FROM [ ] TO [ ]

These options are issued in accordance with the Trust Deed of the Westfield America Trust, the Series G1 Special Option Deed and the Special Option Terms attached.

This is to certify that [ ] of [ ] is the registered holder of the options in Westfield America Trust set out in the panel above.

SIGNED FOR AND ON BEHALF of Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust.

....
Director

....
Secretary

SEVENTH SCHEDULE

TERMS OF ISSUE OF SERIES H SPECIAL OPTIONS

22. DEFINITIONS

22.1 These words and phrases have the following meanings in these Special Option Terms unless the contrary intention appears:

'ASX' means Australian Stock Exchange Limited (ACN 008 624 691).

'Business Day' has the same meaning as in the Listing Rules of the ASX.

'Business Hours' means the hours between 9.00am and 5.00pm (Sydney time) on a Business Day.

'Continuing Security' means shares of common stock in WEA.

'Conversion Number' in relation to a Special Option is the number equal to 3.049, subject to **paragraphs 14.1** and **14.2**.

'Co-Operation Agreement' means the co-operation agreement dated 15 February 2001 between the Manager and Westfield Holdings Limited.

'Exercise Date' means the date specified in **paragraph 7.2(b)**

'Expert' means an internationally recognised accounting firm (provided that such firm is one of Arthur Andersen LLP, PricewaterhouseCoopers LLP, Ernst & Young LLP, Deloitte & Touche LLP and KPMG LLP or their respective affiliates or successors and provided further that the firm appointed is not the principal outside auditor for, and has not during the previous 24 months, received fees in excess of US$5 million from, the Manager, WCI or any Optionholder holding a majority of the outstanding Special Options) agreed to by the Manager and Optionholders holding a majority of the outstanding Special Options on issue or in the absence of agreement between them and at the request of any of them an internationally recognised accounting firm appointed by the President or the head for the time being of the Australian Institute of Chartered Accountants, provided, however, that if at the time an Expert is being selected for the purposes of **paragraph 14.1** or **18**, then the Expert being so selected shall be the same Expert that is then so engaged or being contemporaneously engaged.

'Financial Year' means a 12 month period from 1 January to 31 December.

'Issue Date' means the date on which the Special Options are issued to WCI or WAIPL (as the case may be) pursuant to **clause 2.1** of the Special Option Deed.

'Manager' means Westfield America Management Limited as responsible entity and trustee of WAT.

'Member' means a person registered as the holder of a Unit (including persons jointly registered) as provided in the Trust Deed.

'Notice of Exercise' means a notice in or substantially in the form set out in **Attachment A**.

'Notice of Intention to Exercise' means a notice given by the Optionholder under **paragraph 7.1** of the Special Option Terms.

'Option Certificate' means a Special Option Certificate in or substantially in the form set out in **Attachment C**.

'Optionholder' means any person who is at any time registered as the holder of a Special Option (including persons jointly registered) in a register kept by the Manager.

'party' means each of the Manager and any Optionholder.

'Quarter' means a three month period in a Financial Year commencing on one of the following dates:

(a) 1 January ('**First Quarter**');

(b) 1 April ('**Second Quarter**');

(c) 1 July ('**Third Quarter**'); and

(d) 1 October ('**Fourth Quarter**').

'Reconstruction' means a capital reconstruction (including, without limitation, any consolidation, stock split or stock dividend, subdivision or reduction of capital), merger or any return of capital or other capital distribution but does not include the following:

(a) periodic distributions (whether of income or capital) made pro rata among shareholders or unitholders of a class and whether interim or at the end of an Accrual Period;

(b) issues of stock, shares or units which are not in redemption of any stock, shares or units;

(c) any issues of options by WEA or WAT; or

(d) the redemption, conversion or exercise of any securities issued by WAT or WEA in accordance with their terms.

'Sell' means a transfer, sale or assignment of the Special Options (or any part of the Special Options) or any other dealing or parting with possession of any right or interest (other than for the purposes of obtaining financing).

'Special Option' means an option to subscribe for Units on the Special Option Terms.

'Special Option Deed' means the Series H Special Option Deed made between the Manager, WCI and WAIPL including all schedules, attachments and annexures.

'Special Option Period' means the period commencing on the date being the earlier of the following:

(a) 30 September 2003; and

(b) the date upon which the Manager gives a notice in accordance with **paragraphs 14.3 (a)** or **(b)** of the Special Option Terms,

and ending the date being 10 days prior to the termination date of WAT under **clause 4.3** of the Trust Deed.

'Special Option Terms' means the terms as set out herein.

'Trust Deed' means the Trust Deed dated 28 March 1996 originally between Perpetual Trustee Company Limited and Westfield America Management Limited, as amended, being the constitution of WAT.

'Unit' means an undivided share in the beneficial interest in WAT as provided in the Trust Deed.

'WAIPL' means Westfield American Investments Pty. Limited.

'WAT' means the managed investment scheme constituted by the Trust Deed and known as the Westfield America Trust (ARSN 092 058 449).

'WCI' means Westfield Corporation, Inc.

'WEA' means Westfield America, Inc.

22.2 Words or phrases beginning in capitals and not otherwise defined in these Special Option Terms have the same meaning as in the Trust Deed.

23. ENTITLEMENT

Each Special Option entitles the Optionholder to subscribe for Units on the terms set out in these Special Option Terms.

24. EXERCISE PERIOD

A Special Option may be exercised at any time during the Special Option Period, in accordance with these Special Option Terms.

25. PREREQUISITE TO EXERCISE

25.1 A Special Option may not be exercised (and the Manager will be under no obligation to issue Units in respect of any Special Option) unless:

(a) the Special Option is exercised as part of a parcel of Special Options which, on exercise, entitles the Optionholder to a parcel of Units having a value not less than

the amount required by the *Corporations Law* (currently A$500,000) for the issue of each such Unit to constitute an issue that does not need disclosure to investors pursuant to **section 708(8)(a)** of the *Corporations Law* (or any successor provision); and

(b) the Optionholder complies in all material respects with all the other Special Option Terms; and

(c) the issue of Units to the Optionholder would not breach the Australian *Corporations Law* or any applicable law.

25.2 If the Optionholder which wishes to exercise a Special Option, gives a Notice of Intention to Exercise and a Notice of Exercise and otherwise complies in all material respects with the requirements for exercise of a Special Option set out in these Special Option Terms, the Manager must comply with the provisions of the Trust Deed and of the Special Option Terms in respect of the exercise of the Special Option.

26. EXCHANGE RIGHT

26.1 One Special Option is exercisable for each Continuing Security transferred to the Manager.

26.2 On exercise of a Special Option, the Optionholder will receive in respect of a Continuing Security, the Conversion Number of Units provided that, if this would have the effect that the Optionholder would receive a fraction of one Unit, the Optionholder will receive one additional Unit. The Conversion Number of Units must be issued within one Business Day after receipt of a Notice of Exercise given in accordance with **paragraph 7**.

27. RANKING OF UNITS ON EXERCISE OF SPECIAL OPTIONS

27.1 Subject to **paragraph 6.2**, a Unit allotted on exercise of a Special Option will rank equally in all respects with the existing Units on issue at the date of allotment.

27.2 A Unit allotted on exercise of a Special Option will rank for distribution of the Distributable Income from the date following the last day of the most recently completed dividend period for the Continuing Security transferred so that where Units are allotted during an Accrual Period, such Units will participate in the Distributable Income in respect of that Accrual Period in the proportion that the part of the Accrual Period (calculated in days) for which such Units rank for distribution of Distributable Income bears to the total number of days in such Accrual Period.

28. MANNER OF EXERCISE

28.1 If an Optionholder wishes to exercise a Special Option, then the Optionholder must give a non-binding notice of intention to exercise the Special Option to the Manager during the Special Option Period at least 10 Business Days before giving a Notice of Exercise under **paragraph 7.2**.

28.2 If an Optionholder wishes to exercise a Special Option and has complied with **paragraph 7.1**, it must give an irrevocable Notice of Exercise to the Manager during the Special Option Period specifying:

(a) the number of Special Options which the Optionholder wishes to exercise in compliance with **paragraph 4** and the type of Continuing Security to be delivered;

(b) the specific date on which those Special Options are to be exercised ('**Exercise Date**') in accordance with the Special Option Terms;

(c) the number of Units which are to be issued to the Optionholder on the exercise of the Special Options detailed in the Notice of Exercise ('**Relevant Number**') (being equal to the number of Special Options to which the Notice of Exercise relates multiplied by the Conversion Number, subject to rounding up by one unit in the case of a fractional unit); and

(d) confirmation of compliance with the U.S. securities laws restrictions contained in **paragraph 12**.

28.3 On the Exercise Date:

(a) the Optionholder must deliver to the Manager the Continuing Securities (together with any necessary instruments of transfer properly executed) to which the Notice of Exercise relates; and

(b) in consideration of the transfer pursuant to **paragraph 7.3(a)**, the Manager must issue to the Optionholder the Relevant Number of Units.

28.4 The Optionholder must ensure that any Continuing Security transferred pursuant to **paragraph 7.3(a)** (or specified in the Notice of Exercise) is (immediately prior to transfer) owned by the Optionholder (free of all mortgages, charges, liens and other encumbrances or prior claims), and has attached all rights (including rights to receive dividends) attaching or accruing to the Continuing Security on the Exercise Date.

29. TRANSFER OF SPECIAL OPTIONS

29.1 An Optionholder shall not Sell any Special Options owned by it, unless it first notifies the Manager in writing of its desire to so Sell such Special Options or Continuing Securities and allows the Manager five Business Days from the date of such notice to make an offer for such securities. The Optionholder may reject, in its absolute discretion, any offer to purchase such securities made by the Manager and may Sell such securities to any buyer after the five Business Day period has elapsed; provided that any offer by the Manager shall include both the Special Options and the related Continuing Securities to the extent that the Optionholder notified the Manager that it will sell such securities as a package and provided further that for a period of 90 days after such five Business Day period has elapsed, the Optionholder shall not Sell such securities at a price (before deduction of underwriting commissions, placement fees and other selling expenses) less than 90% of the price offered by the Manager.

29.2 Any person to whom a Special Option is transferred must be a person to whom disclosure to investors under Chapter 6D of the *Corporations Law* is not required. A transferee must provide to the Manager, if requested, evidence that it is such a person.

29.3 Subject to this **paragraph 8** and the securities law restrictions set out in **paragraph 12**, a Special Option is fully transferable as follows:

(a) by delivery to the Manager of a duly executed and, subject to **paragraph 30**, stamped transfer in the form of **Attachment B-3** by the Optionholder or the transferee, together with the Option Certificates to which the transfer relates; and

(b) the Manager registering the transfer of the Special Options, subject to the terms and conditions of the Trust Deed, which the Manager agrees to do promptly after receipt of the items referred to in **paragraph 8.3(a)** .

29.4 On registration of a transfer, the transferee is bound by the Trust Deed and the Special Options Terms and assumes the rights and obligations of an Optionholder in respect of the Special Options transferred.

30. NEW ISSUES BY WAT

A Special Option does not confer any right on the Optionholder to participate in any new issues of Units, or to be entitled to any distributions by WAT.

31. RIGHT TO VOTE

An Optionholder is entitled to vote at meetings of Members.

32. NO OTHER RIGHTS

In accordance with, and subject to, the provisions of the Trust Deed and the *Corporations Law*, no Special Option confers on the Optionholder:

(a) any right to require the Manager to redeem or repurchase the Special Option; or

(b) except as expressly provided in the Trust Deed, any other entitlement under the Trust Deed consequent on holding the Special Option.

33. SECURITIES LAW RESTRICTIONS

33.1 This **paragraph 12** operates in addition to restrictions on transfers of Special Options under **paragraph 8**. The Special Options have not been registered under the U.S. Securities Act of 1933, as amended ('**U.S. Securities Act**'), and may not be offered, sold or exercised except:

(a) pursuant to an effective registration statement under the U.S. Securities Act;

(b) within the United States to or, in the case of exercise, by Institutional 'Accredited Investors' within the meaning of Rule 501(a)(1), (2), (3) and (7) under the U.S. Securities Act in a transaction exempt from registration requirements of the U.S. Securities Act on delivery of a purchaser's letter in the form of **Attachment B-1** or **B-2**, as applicable;

(c) outside the United States to or, in the case of exercise, by non-U.S. persons in a transaction meeting the requirements of Rules 901, 903 or 904 of Regulation S under the U.S. Securities Act;

(d) to WEA, its affiliates, the Manager or its affiliates; or

(e) as otherwise agreed by the Manager.

The Special Options must bear a legend to the foregoing effect:

Special Options issued to non-U.S. persons pursuant to Regulation S under the U.S. Securities Act must bear the following additional legend:

> 'THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE ISSUER THAT (A) THE SECURITY MAY BE EXERCISED ONLY BY A NON-U.S. PERSON ON DELIVERY OF EITHER (i) A WRITTEN CERTIFICATE THAT IT IS NOT BEING EXERCISED ON BEHALF OF A U.S. PERSON OR (ii) A WRITTEN OPINION OF COUNSEL TO THE EFFECT THAT THE SECURITY AND THE UNITS DELIVERED ON EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OR ARE EXEMPT FROM REGISTRATION THEREUNDER AND (B) THE SECURITY MAY BE EXERCISED ONLY IN ACCORDANCE WITH THE SPECIAL OPTION TERMS.'

All other Special Options must bear the following additional legend:

> 'THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE ISSUER THAT (A) THE SECURITY MAY BE EXERCISED ONLY BY (1) A NON-U.S. PERSON ON DELIVERY OF EITHER (i) A WRITTEN CERTIFICATE THAT IT HAS NOT BEEN EXERCISED ON BEHALF OF A U.S. PERSON, OR (ii) A WRITTEN OPINION OF COUNSEL TO THE EFFECT THAT THE SECURITY AND THE UNITS DELIVERED ON EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR ARE EXEMPT FROM REGISTRATION THEREUNDER OR (2) AN INSTITUTIONAL ACCREDITED INVESTOR ON DELIVERY OF A LETTER SUBSTANTIALLY IN THE FORM ANNEXED TO THE SPECIAL OPTION TERMS AND (B) THIS SECURITY MAY BE EXERCISED ONLY IN ACCORDANCE WITH THE SPECIAL OPTION TERMS.'

33.2 Units issuable on exercise of the Special Options will not be registered under the U.S. Securities Act and may not be offered or sold by an Optionholder after exercise of an Option except:

(a) pursuant to an effective registration statement under the U.S. Securities Act or pursuant to an exemption from the registration requirements thereunder;

(b) outside the United States to non-U.S. persons (which term includes U.S. dealers or other professional fiduciaries acting on a discretionary basis for non-U.S. beneficial owners (other than an estate or trust)) in reliance on Rules 903 and 904 of Regulation S under the U.S. Securities Act;

(c) in 'regular way transactions' on the ASX, provided that neither the seller, nor any person acting on its behalf, knows that the transaction has been pre-arranged with a buyer that is a U.S. person or is located in the U.S.;

(d) to the Manager or its affiliates; or

(e) as otherwise agreed by the Manager.

The foregoing restrictions must be noted in the Unit register maintained by the Manager. The Manager agrees that it will cause the notation to be removed from the Unit register at such time as the Units may be transferred without restriction under applicable law.

33.3 A Special Option may only be exercised by a non-U.S. person on delivery of either:

(a) a written certification that the Optionholder is not a U.S. person and the Special Option is not being exercised on behalf of a U.S. person; or

(b) a written opinion of counsel to the effect that the Special Option and the Units delivered on exercise thereof have been registered under the U.S. Securities Act or are exempt from registration thereunder.

33.4 A Special Option may only be exercised by a U.S. person on delivery of a purchaser's letter for 'Accredited Investors' in the form of **Attachment B-1**, certifying that the Optionholder is an 'Accredited Investor' as defined in that letter, together with the other materials referred to therein.

33.5 A Special Option may not be transferred to any person if the effect of such transfer would be that the ownership limitations contained in WEA's Restated Articles of Incorporation would be violated.

33.6 Any withholding obligation of the Manager on receipt of a Continuing Security may be satisfied by delivery of an amount in United States dollars by the Optionholder.

34. QEF ELECTION

If an Optionholder intends to make the election provided for in Section 1295(b) of the Internal Revenue Code of 1986, as amended ('Code'), then such Optionholder must so notify the Manager and the Manager must, at the Manager's expense, take such actions as may be required by the Code and the authorities thereunder to have WAT be treated as a qualified electing fund (within the meaning of Section 1295 of the Code) with respect to a Unitholder or Optionholder that makes the election provided for under Section 1295(b) of the Code.

35. RECONSTRUCTIONS

35.1 Except as provided in **paragraph 14.2**, if:

(a) WEA carries out a Reconstruction; or

(b) WAT carries out a Reconstruction,

then, in each such event:

(c) the number of Special Options held by an Optionholder; or

(d) the Conversion Number; or

(e) some of, or all, such factors,

will be adjusted, as appropriate, in a manner determined by the Manager which:

(f) is fair and equitable to the Members and Optionholders; and

(g) to the extent necessary, complies with the Listing Rules of the ASX applying to a reorganisation (as that term is defined in the Listing Rules of the ASX) of capital at the time of the reorganisation (and for the avoidance of doubt the parties agree that any reconstruction of WEA is carried out as if the Listing Rules of the ASX applied to the reorganisation of WEA),

and is approved by Optionholders holding a majority of the outstanding Special Options on issue provided that if such Optionholders fail to approve the manner of adjustment determined by the Manager, the Manager must, pursuant to **paragraph18,** refer the matter to an Expert who will make a determination of any adjustment. The Expert must be directed to take into account **paragraphs 14.1(f)** and **(g)** in making a determination.

35.2 (a) If WAT is merged or consolidated with or into a new entity or WAT transfers all or substantially all of its assets to another entity then, on a subsequent exercise of the Special Options, the Optionholder is entitled to receive securities in the new transferee entity equal to those which the Optionholder would have received had it exercised such Special Options and held Units immediately prior to such transaction.

(b) If WEA is merged or consolidated with or into a new entity or if WEA transfers all

or substantially all of its assets to another entity and the Optionholder receives stock in such entity in consideration of its Continuing Securities then, on a subsequent exercise of the Special Options, the Optionholder is entitled to use such new securities received in such transaction (in lieu of the Continuing Securities) as the consideration for the issuance of ordinary Units based on a revised Conversion Number which is fair and equitable to the Members and the Optionholder.

35.3 (a) The Manager agrees for the benefit of the Optionholders that if, while any Special Options are on issue, it:

(i) announces an intention to wind up WAT; or

(ii) receives a requisition from Members, that meets the requirements of the *Corporations Law*, to convene a meeting of Members for the purpose of passing a resolution to direct the winding up of WAT,

then it will immediately give written notice to the Optionholders of the announcement or requisition. In the case of an announcement or if Members subsequently pass a resolution in accordance with the *Corporations Law* to terminate WAT then, before WAT is terminated, the Optionholders may exercise any or all of their Special Options in accordance with the provisions of these Special Option Terms.

(b) The Manager agrees that until the expiration of the Special Option Period:

(i) prior to any Reconstruction of WAT it will provide not less than 30 days prior written notice of such Reconstruction to the Optionholder, and the Optionholder has the right at any time following delivery of such notice to exercise its Special Options; and

(ii) in the event WEA is merged or consolidated into a new entity or transfers all or substantially all of its assets to another entity, the Optionholder has the right at any time following such event to exercise its Special Options in accordance with the provisions of these Special Option Terms.

36. REPRESENTATIONS, WARRANTIES AND COVENANTS

36.1 The Manager represents and warrants for the benefit of the Optionholders that as at the date of the Special Option Deed, the Issue Date and the Exercise Date:

(a) all Special Options have been duly authorised, validly issued, and the Optionholders are entitled to the rights in favour of the Optionholder under the Special Option Terms;

(b) there are no pre-emptive rights or similar rights to purchase any Units issuable on exercise of the Special Options on the part of any holders of any class of securities of WAT; and

(c) the Special Option Deed has been duly authorised, executed and delivered by the Manager and is a valid and binding obligation of the Manager and enforceable in accordance with its terms.

36.2 The Manager covenants that:

(a) it will use its best endeavours to ensure that the ordinary Units (including the Units issued on the exercise of the Special Options) are officially quoted on the ASX as soon as possible after they are issued and that such official quotation is maintained;

(b) at all times while Special Options are outstanding, WAT will have sufficient authorised and unissued Units available for issue on exercise of all Special Options and all other options outstanding with respect to Units; and

(c) subject to compliance by the Optionholder with the Special Option Terms, the Units issuable on exercise of the Special Options will be duly authorised, validly issued and fully paid.

36.3 To the extent that any covenant contained in the Special Option Deed is made for the benefit of the Optionholder, such covenant will be enforceable against the Manager by any person registered as a Optionholder.

37. REGISTRATION AND NO QUOTATION OF SPECIAL OPTIONS

37.1 The Manager will maintain registers of Optionholders. An Optionholder may:

(a) inspect such register at any time during Business Hours; and

(b) obtain copies of such register.

37.2 The Manager must send to an Optionholder copies of all notices (including, without limitation, notices of Members' meetings), accounts and other statements sent to Members.

37.3 For the purposes of **paragraph 16.2**, notices, accounts and other statements sent to joint Optionholders will be deemed to be sent to all those Optionholders if sent to the Optionholder named first on the register.

37.4 If an Optionholder:

(a) has lost a certificate in respect of any Special Options; and

(b) provides the Manager with a statutory declaration of loss in respect of such certificate,

the Manager must cancel the lost certificate and issue a replacement certificate to the Optionholder.

37.5 The Optionholder acknowledges that the Special Options will not be quoted on any stock exchange.

38. RENEGOTIATION

If prior to the earliest date on which the Special Options may be exercised the laws of Australia are amended, varied or replaced, or the Commonwealth Government introduces a bill into Parliament, which may result in WAT failing to qualify as a 'collective investment vehicle', then the Manager and the Optionholders will enter into good faith negotiations to amend the terms of the Special Options, including if necessary the Special Option Period, in order to avoid such failure.

39. DISPUTES

39.1 If a dispute arises in relation to an adjustment to:

(a) the number of Special Options held by an Optionholder; or

(b) the Conversion Number; or

(c) some or all such factors,

or any other adjustment to be made pursuant to **paragraph 14.1** or **paragraph 14.2**, either the Manager or the Optionholder is entitled to refer the dispute (but no other disputes) to an Expert.

39.2 The Expert must be directed by the party referring the dispute:

(a) to resolve the dispute in a timely manner as an expert and not as an arbitrator; and

(b) to determine the party or parties responsible for paying the costs of the Expert having regard to the Expert's findings concerning resolution of the dispute.

39.3 The determination of the Expert will be final and binding on the Manager and the Optionholders.

40. NOTICES

40.1 A party giving notice or notifying under these Special Option Terms must do so in writing:

(a) directed to the recipient's address specified in this **paragraph 19**, as varied by any notice or, in the case of an Optionholder, to the address specified in the register kept in accordance with **paragraph16**; and

(b) hand delivered or sent by prepaid post or facsimile to that address.

The Manager's address and facsimile number are:

Westfield America Management Limited
Level 24, Westfield Towers
100 William Street
SYDNEY NSW 2011

Facsimile Number: (61 2) 9358 7077
Attention: Company Secretary

WCI's address and facsimile number are:

Westfield Corporation, Inc.
11601 Wilshire Boulevard, Suite 1200
Los Angeles California USA
Facsimile Number: (310) 478 3987
Attention: Company Secretary

WAIPL's address and facsimile number are:

Westfield American Investments Pty. Limited
Level 24, Westfield Towers
100 William Street
SYDNEY NSW 2011
Facsimile Number: (61 2) 9358 7077
Attention: Company Secretary

40.2 A notice given in accordance with **paragraph 19.1** is taken to be received:

(a) if hand-delivered, on delivery;

(b) if sent by prepaid post, 5 days after the date of posting;

(c) if sent by courier, 2 days after being sent; or

(d) if sent by facsimile, when the sender's facsimile system generates a message confirming successful transmission of the total number of pages of the notice.

40.3 The Manager will promptly deliver to an Optionholder copies of any notices received by it under the Special Option Terms, including any notice changing the foregoing addresses.

41. INTERPRETATION

In these Special Option Terms, unless the contrary intention appears:

(a) headings are for ease of reference only and do not affect the meaning of these Special Option Terms;

(b) the singular includes the plural and vice versa and words importing a gender include other genders;

(c) other grammatical forms of defined words or expressions have corresponding meanings;

(d) a reference to a clause, paragraph, schedule or annexure is a reference to a clause or paragraph of or schedule or annexure to these Special Option Terms and a reference to the Special Option Terms includes any schedules, attachments and annexures;

(e) a reference to a document or agreement, including the Special Option Deed, includes a reference to that document or agreement as novated, altered or replaced from time to time;

(f) a reference to 'A$', '$A', 'dollar' or '$' is a reference to Australian currency;

(g) a reference to 'US$' is a reference to United States of America currency;

(h) a reference to a specific time for the performance of an obligation is a reference to that time in the State, Territory or other place where that obligation is to be performed;

(i) a reference to a party includes its executors, administrators, successors (including persons taking by novation) and permitted assigns;

(j) words and expressions importing natural persons include partnerships, bodies corporate, associations, governments and governmental and local authorities and agencies; and

(k) a reference to any legislation or statutory instrument or regulation is construed in accordance with the *Acts Interpretation Act 1901* (Cth) or the equivalent State legislation, as applicable.

ATTACHMENT A (TO SCHEDULE)

NOTICE OF EXERCISE OF SERIES H SPECIAL OPTION

TO: WESTFIELD AMERICA MANAGEMENT LIMITED
Manager of Westfield America Trust
[ ]

I/We [ ] of [ ] give notice that I/we wish to exercise [ ] Series H Special Options registered in my/our name on [ ] ('**Exercise Date**'). The number of Units, which are to be issued on exercise of the Special Options referred to in this Notice of Exercise, is [ ].

Defined terms in the Special Option Terms have the same meaning in this Notice of Exercise.

We have received a copy of the Series H Special Option Terms, a copy of which is annexed to the Westfield America Trust Deed.

I/We confirm that:

(a) [ ] [*description of actual Continuing Securities*] in WEA registered in my/our name will on the Exercise Date be free of all mortgages, charges, liens and other encumbrances or prior claims;

(b) the Units in Westfield America Trust ('**WAT**') to be issued to me/us on exercise of the Special Options to which this Notice of Exercise relates, have a value of not less than the amount required by the *Corporations Law* for the issue of each such Unit to constitute an issue for which disclosure to investors is not required under **section 708(8)(a)** of the *Corporations Law* (or any successor provision);

(c) this Notice of Exercise is irrevocable (subject to **paragraph 7.2** of Special Option Terms);

(d) I/we have read the restrictions on exercise of Special Options and on transferability of Units contained in the Special Option Deed. I/we understand that the Units have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the '**Securities Act**'), and may not be offered or sold except as permitted by the Special Option Terms and that such restrictions may be required to be noted in the Unit register as set out in the Special Option Deed. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should reoffer, resell, pledge or transfer any Units, we will do so only in accordance with the Special Option Terms; and

(e) **[APPLICABLE PARAGRAPH TO BE INSERTED]**

NOTE: the following paragraph to be included in a Notice of Exercise by a non-U.S. person

requesting that Units be delivered to an address outside of the United States:

[We are not a U.S. person, we are not acquiring any units for the account of any U.S. person, and we have not offered, sold or delivered, and will not offer, sell or deliver, directly or indirectly, or as principal or agent, any Units acquired by us in the United States or to any U.S. person. 'U.S. person' has the meaning set forth in Regulation S under the Securities Act, and includes, among other persons, any national, citizen or resident of the United States or the estate or trust of any such person, any corporation, partnership or other entity created or organised in or under the laws of the United States, or any political subdivision thereof, any trust or estate (other than a foreign trust or estate) and any United States branch of a non-U.S. person. 'United States' means the United States of America, its territories and possessions.]

NOTE: the following paragraph to be included in a notice of exercise by an 'accredited investor' (a person meeting the requirements of Rule 501(a) of Regulation D under the Securities Act):

[We are delivering herewith a purchaser's letter for accredited investors in the form of Attachment B-1 to the Special Option Terms and the other materials referred to therein, and certify that each of us is an 'accredited investor' as defined in that letter.]

NOTE: the following paragraph to be included in a notice of exercise by a non-U.S. person requesting that units be delivered to an address in the United States or who does not meet the standards set forth in **[Note 2]**.

[We are not a U.S. person]. [We are delivering herewith a written opinion of nationally recognised United States counsel to the effect that the Special Options and the Units delivered on exercise have been registered under the Securities Act or are exempt from registration thereunder.]

ATTACHMENT B-1 (TO SCHEDULE)

FORM OF PURCHASER'S LETTER BY ACCREDITED INVESTOR

Acquisition or Transfer of Units

TO: WESTFIELD AMERICA MANAGEMENT LIMITED
Manager of Westfield America Trust
[ ]

In connection with our proposed acquisition of Units in Westfield America Trust (**'Trust'**) [in exchange for Continuing Securities of Westfield America, Inc.], we confirm that:

1. We have received a copy of the Series H Special Option Terms, a copy of which is annexed to the Westfield America Trust Deed.

2. We understand that the Units have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the **'Securities Act'**), and may not be offered or sold except as permitted in the following sentence.

3. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should reoffer, resell, pledge or transfer any Units, we will do so only:

   (a) pursuant to an exemption from registration provided by Rule 144 under the Securities Act (if available);

   (b) outside the United States in a transaction meeting the requirements of Rule 903 or 904 of Regulation S under the Securities Act;

   (c) to an institutional 'accredited investor' (as defined below) pursuant to any other exemption from the registration requirements of the Securities Act, subject to:

      (i) the receipt by the Manager of a letter substantially in the form provided in the Special Option Deed,

      (ii) unless such transfer is of Units with a purchase price of not less than US$250,000 to an 'accredited investor' (as defined below), the receipt by the Manager of an opinion of counsel acceptable to the Manager that such reoffer, resale, pledge or transfer is in compliance with the Securities Act;

   (d) to the Manager or its affiliates; and

   in each case, in accordance with any applicable securities laws of any State or the United States of America or any other applicable jurisdiction.

4. So long as the foregoing restrictions are required to be noted in the Unit register, the undersigned will, and each subsequent holder is required to, notify any subsequent purchaser from it of the resale restrictions set forth above.

5. We understand that, on any proposed reoffer, resale, pledge or transfer of any Units, we will be required to furnish to the Manager and the registrar and transfer agent for the Units, such certification and other information as the Manager may reasonably require to confirm that the proposed sale complies with the foregoing restrictions and the provisions of the Special Option Terms pursuant to which the Units were issued. We further understand that the foregoing restrictions will be noted in the Unit register.

   [Insert applicable paragraph.]

6. [We are an institutional 'accredited investor' (an entity meeting the requirements of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Units, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment.]

7. [insert applicable paragraph]

   [We are acquiring the Units purchased by us for our own account or for one or more accounts (each of which is an 'accredited investor') as to each of which we exercise sole investment discretion and for each of which we are acquiring Units with a purchase price of not less than US$250,000 in each case for investment and not with a view to, or for sale in connection with any distribution thereof within the meaning of the Securities Act.]

   [We have delivered to the Manager an opinion of counsel acceptable to the Manager that such offer, sale, pledge or transfer of the Units to us is in compliance with the Securities Act.]

Defined terms in the Special Option Terms have the same meaning in this letter.

You are entitled to rely on this letter and are irrevocably authorised to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Very truly yours,

[Purchaser]

By: ______________________

Name:

Title:

Dated:

Signed by [ ] through its)
duly authorised representative)
[ ] in the presence of:)

or

THE COMMON SEAL of # is affixed in)
accordance with its **constitution** in the)
presence of)
)

Secretary

Director

Name of secretary (print)

Name of director (print)

ATTACHMENT B-2 (TO SCHEDULE)

FORM OF PURCHASER'S LETTER BY ACCREDITED INVESTOR

Transfer of Options

TO: WESTFIELD AMERICA MANAGEMENT LIMITED
Manager of Westfield America Trust
[ ]

In connection with our proposed acquisition of Special Options in Westfield America Trust ('**Trust**'):

1. We have received a copy of the Series H Special Option Terms, a copy of which is annexed to the Westfield America Trust Deed.

2. We understand that the Special Options and the Units issuable on exercise thereof have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the 'Securities Act'), and may not be offered or sold except as permitted in the following sentence and in the Special Option Deed.

3. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should reoffer, resell, pledge or transfer any Special Options, we will do so only:

   (a) outside the United States to a foreign person in a transaction meeting the requirements of Rule 903 or 904 of Regulation S under the Securities Act;

   (b) to an institutional 'accredited investor' (as defined below) pursuant to an exemption from the registration requirements of the Securities Act, subject to:

      (i) the receipt by the Manager of a letter substantially in the form provided in the Special Option Deed,

      (ii) unless such transfer is of Special Options with a purchase price of not less than US$250,000 to an 'accredited investor' (as defined below), the receipt by the Manager of an opinion of counsel acceptable to the Manager that such reoffer, resale, pledge or transfer is in compliance with the Securities Act;

   (c) to Westfield America Inc, its affiliates, the Manager, or its affiliates; and

   in each case, in accordance with any applicable securities laws of any State or the United States of America or any other applicable jurisdiction.

4. The undersigned will, and each subsequent purchaser from it is required to, notify any subsequent purchaser from it of the resale restrictions set forth above.

5. We understand that, on any proposed reoffer, resale, pledge or transfer of any Special Options, we will be required to furnish to the Manager and the registrar and transfer agent for the Units, such certification and other information as the Manager may reasonably require to confirm that the proposed sale complies with the foregoing restrictions and the provisions of the Special Option Terms governing the Special Options. We further understand that the foregoing restrictions will be noted in the legend on the Special Options.

[Insert applicable paragraph.]

6. [We are an institutional 'accredited investor' (an entity meeting the requirements of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Units, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment.]

7. [insert applicable paragraph]

[We are acquiring the Special Options purchased by us for our own account or for one or more accounts (each of which is an 'accredited investor') as to each of which we exercise sole investment discretion and for each of which we are acquiring Special Options with a purchase price of not less than US$250,000 in each case for investment and not with a view to, or for sale in connection with any distribution thereof within the meaning of the Securities Act.]

[We have delivered to the Manager an opinion of counsel acceptable to the Manager that such offer, sale, pledge or transfer of the Special Options to us is in compliance with the Securities Act.]

Defined terms in the Special Option Terms have the same meaning in this letter.

You are entitled to rely on this letter and are irrevocably authorised to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Very truly yours,

[Purchaser]

By: ______________________
Name:
Title:

Dated:

Signed by [ ] through its)
duly authorised representative)
[ ] in the presence of:)

or

THE COMMON SEAL of # is affixed in)
accordance with its constitution in the)
presence of)
)

Secretary	Director
Name of secretary (print)	Name of director (print)

ATTACHMENT B -3 (TO SCHEDULE)

TRANSFER FORM

For Non-Market Transactions

Affix stamp or similar duty here

Marking stamp

FULL NAME OF REGISTERED SCHEME	Westfield America Trust ARSN 092 058 449 ('WAT')			
DESCRIPTION OF OPTIONS	Class Series H Special Options	Amount paid	Amount unpaid	Register NSW
QUANTITY	Words			Figures
FULL NAME OF TRANSFEROR(S)				
CONSIDERATION				Date of Purchase
FULL NAME OF TRANSFEREE(S)				
FULL ADDRESS OF TRANSFEREE(S)				
BENEFICIAL INTEREST	Upon registration of this transfer, the transferee will/will not hold the above options beneficially			

I, the registered holder and transferor (>Transferor=) named above, for the consideration specified above transfer to the transferee named above (>Transferee=) the special options specified above (>Special Options=) registered in my name in the books of WAT subject to the conditions on which I hold them at the time of signing this form. I, the Transferee agree to accept the transfer of the Special Options and the registration of the Special Options in my name in the books of WAT subject to the same conditions and agree to be bound by the constitution of WAT as amended from time to time and the terms of the Special Options.

SIGNATURE OF TRANSFEROR(S) SIGN HERE *		FOR REGISTRAR USE
DATE SIGNED	/ /	
SIGNATURE OF TRANSFEREE(S) SIGN HERE *		
DATE SIGNED	/ /	

ATTACHMENT C TO SCHEDULE
SERIES H SPECIAL OPTION CERTIFICATE

CERTIFICATE NUMBER

WESTFIELD AMERICA TRUST

Constituted by Trust Deed dated 28 March 1996, as amended

SERIES H SPECIAL OPTION CERTIFICATE

NUMBER OF OPTIONS	CLASS	DISTINCTIVE NUMBERS
[ ]	Series H Special Options	FROM [ ] TO [ ]

These options are issued in accordance with the Trust Deed of the Westfield America Trust, the Series H Special Option Deed and the Special Option Terms attached.

This is to certify that [ ] of [ ] is the registered holder of the options in Westfield America Trust set out in the panel above.

SIGNED FOR AND ON BEHALF of Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust.

....
Director

....
Secretary

EIGHTH SCHEDULE

TERMS OF ISSUE OF SERIES I SPECIAL OPTIONS

1. DEFINITIONS

1.1 These words and phrases have the following meanings in these Special Option Terms unless the contrary intention appears:

'**ASX**' means Australian Stock Exchange Limited (ACN 008 624 691).

'**Business Day**' has the same meaning as in the Listing Rules of the ASX.

'**Business Hours**' means the hours between 9.00am and 5.00pm (Sydney time) on a Business Day.

'**Continuing Security**' means shares of common stock in WEA.

'**Conversion Number**' in relation to a Special Option is the number equal to 3.1616, subject to **paragraphs 15.1** and **15.2**.

'**Exercise Date**' means the date specified in **paragraph 7.2(b)**.

'**Expert**' means an internationally recognised accounting firm (provided that such firm is one of PricewaterhouseCoopers, Ernst & Young, Deloitte & Touche and KPMG or their respective affiliates or successors and provided further that the firm appointed is not the principal outside auditor for, and has not during the previous 24 months, received fees in excess of US$5 million from, the Manager, WQPL or any Optionholder holding a majority of the outstanding Special Options) agreed to by the Manager and Optionholders holding a majority of the outstanding Special Options on issue or in the absence of agreement between them and at the request of any of them an internationally recognised accounting firm appointed by the President or the head for the time being of the Australian Institute of Chartered Accountants, provided, however, that if at the time an Expert is being selected for the purposes of **paragraph 15.1** or **19**, then the Expert being so selected shall be the same Expert that is then so engaged or being contemporaneously engaged.

'**Financial Year**' means a 12 month period from 1 January to 31 December.

'**Issue Date**' means the date on which the Special Options are issued to WQPL pursuant to **clause 2.1** of the Special Option Deed.

'**Manager**' means Westfield America Management Limited as responsible entity and trustee of WAT.

'**Member**' means a person registered as the holder of a Unit (including persons jointly registered) as provided in the Trust Deed.

'**Notice of Exercise**' means a notice in or substantially in the form set out in **Attachment A**.

'**Notice of Intention to Exercise**' means a notice given by the Optionholder under

paragraph 7.1 of the Special Option Terms.

'**Option Certificate**' means a Special Option Certificate in or substantially in the form set out in **Attachment C**.

'**Optionholder**' means any person who is at any time registered as the holder of a Special Option (including persons jointly registered) in a register kept by the Manager.

'**party**' means each of the Manager and any Optionholder.

'**Quarter**' means a three month period in a Financial Year commencing on one of the following dates:

(a) 1 January ('**First Quarter**');

(b) 1 April ('**Second Quarter**');

(c) 1 July ('**Third Quarter**'); and

(d) 1 October ('**Fourth Quarter**').

'**Reconstruction**' means a capital reconstruction (including, without limitation, any consolidation, stock split or stock dividend, subdivision or reduction of capital), merger or any return of capital or other capital distribution but does not include the following:

(a) periodic distributions (whether of income or capital) made pro rata among shareholders or unitholders of a class and whether interim or at the end of an Accrual Period;

(b) issues of stock, shares or units which are not in redemption of any stock, shares or units;

(c) any issues of options by WEA or WAT; or

(d) the redemption, conversion or exercise of any securities issued by WAT or WEA in accordance with their terms.

'**Sell**' means a transfer, sale or assignment of the Special Options (or any part of the Special Options) or any other dealing or parting with possession of any right or interest (other than for the purposes of obtaining financing).

'**Special Option**' means an option to subscribe for Units on the Special Option Terms.

'**Special Option Deed**' means the Series I Special Option Deed made between the Manager and WQPL including all schedules, attachments and annexures.

'**Special Option Period**' means the period commencing on the second anniversary of the Issue Date and terminating on the date being 10 days prior to the termination date of WAT under **clause 4.3** of the Trust Deed.

'**Special Option Terms**' means the terms as set out herein.

'**Trust Deed**' means the Trust Deed dated 28 March 1996 originally between Perpetual

Trustee Company Limited and Westfield America Management Limited, as amended from time to time, being the constitution of WAT.

'**Unit**' means an undivided share in the beneficial interest in WAT as provided in the Trust Deed.

'**WAT**' means the managed investment scheme constituted by the Trust Deed and known as the Westfield America Trust (ARSN 092 058 449).

'**WEA**' means Westfield America, Inc.

'**WQPL**' means Westfield Queensland Pty Limited (ABN 22 004 855 878).

1.2 Words or phrases beginning in capitals and not otherwise defined in these Special Option Terms have the same meaning as in the Trust Deed.

2. ENTITLEMENT

Each Special Option entitles the Optionholder to subscribe for Units on the terms set out in these Special Option Terms.

3. EXERCISE PERIOD

A Special Option may be exercised at any time during the Special Option Period, in accordance with these Special Option Terms.

4. PREREQUISITE TO EXERCISE

4.1 A Special Option may not be exercised (and the Manager will be under no obligation to issue Units in respect of any Special Option) unless:

(a) the Special Option is exercised as part of a parcel of Special Options which, on exercise, entitles the Optionholder to a parcel of Units having a value not less than the amount required by the *Corporations Act 2001* (Cth) (currently A$500,000) for the issue of each such Unit to constitute an issue that does not need disclosure to investors pursuant to **s1012B** of **Part 7.9** of the *Corporations Act 2001* (Cth) (or any successor provision) because the person exercising the Special Option is a person of the kind described in **s761G(7)(a)** of the *Corporations Act 2001* (Cth) (or any successor provision); and

(b) the Optionholder complies in all material respects with all the other Special Option Terms; and

(c) the issue of Units to the Optionholder would not breach the Australian *Corporations Act 2001* (Cth) or any applicable law.

4.2 If the Optionholder which wishes to exercise a Special Option, gives a Notice of Intention to Exercise and a Notice of Exercise and otherwise complies in all material respects with the requirements for exercise of a Special Option set out in these Special Option Terms, the Manager must comply with the provisions of the Trust Deed and of the Special Option Terms in respect of the exercise of the Special Option.

5. EXCHANGE RIGHT

5.1 One Special Option is exercisable for each Continuing Security transferred to the Manager.

5.2 On exercise of a Special Option, the Optionholder will receive in respect of a Continuing Security, the Conversion Number of Units provided that, if this would have the effect that the Optionholder would receive a fraction of one Unit, the Optionholder will receive one additional Unit. The Conversion Number of Units must be issued within one Business Day after receipt of a Notice of Exercise given in accordance with **paragraph 7**.

6. RANKING OF UNITS ON EXERCISE OF SPECIAL OPTIONS

6.1 Subject to **paragraph 6.2**, a Unit allotted on exercise of a Special Option will rank equally in all respects with the existing Units on issue at the date of allotment.

6.2 A Unit allotted on exercise of a Special Option will rank for distribution of the Distributable Income from the date following the last day of the most recently completed dividend period for the Continuing Security transferred so that where Units are allotted during an Accrual Period, such Units will participate in the Distributable Income in respect of that Accrual Period in the proportion that the part of the Accrual Period (calculated in days) for which such Units rank for distribution of Distributable Income bears to the total number of days in such Accrual Period.

7. MANNER OF EXERCISE

7.1 If an Optionholder wishes to exercise a Special Option, then the Optionholder must give a non-binding notice of intention to exercise the Special Option to the Manager during the Special Option Period at least 10 Business Days before giving a Notice of Exercise under **paragraph 7.2**.

7.2 If an Optionholder wishes to exercise a Special Option and has complied with **paragraph 7.1**, it must give an irrevocable Notice of Exercise to the Manager during the Special Option Period specifying:

(a) the number of Special Options which the Optionholder wishes to exercise in compliance with **paragraph 4** and the type of Continuing Security to be delivered;

(b) the specific date on which those Special Options are to be exercised ('**Exercise Date**') in accordance with the Special Option Terms;

(c) the number of Units which are to be issued to the Optionholder on the exercise of the Special Options detailed in the Notice of Exercise ('**Relevant Number**') (being equal to the number of Special Options to which the Notice of Exercise relates multiplied by the Conversion Number, subject to rounding up by one unit in the case of a fractional unit); and

(d) confirmation of compliance with the U.S. securities laws restrictions contained in **paragraph 12**.

7.3 On the Exercise Date:

(a) the Optionholder must deliver to the Manager the Continuing Securities (together with any necessary instruments of transfer properly executed) to which the Notice of Exercise relates; and

(b) in consideration of the transfer pursuant to **paragraph 7.3(a)**, the Manager must issue to the Optionholder the Relevant Number of Units.

7.4 The Optionholder must ensure that any Continuing Security transferred pursuant to **paragraph 7.3(a)** (or specified in the Notice of Exercise) is (immediately prior to transfer) owned by the Optionholder (free of all mortgages, charges, liens and other encumbrances or prior claims), and has attached all rights (including rights to receive dividends) attaching or accruing to the Continuing Security on the Exercise Date.

8. TRANSFER OF SPECIAL OPTIONS

8.1 An Optionholder shall not Sell any Special Options owned by it, unless it first notifies the Manager in writing of its desire to so Sell such Special Options or Continuing Securities and allows the Manager five Business Days from the date of such notice to make an offer for such securities. The Optionholder may reject, in its absolute discretion, any offer to purchase such securities made by the Manager and may Sell such securities to any buyer after the five Business Day period has elapsed; provided that any offer by the Manager shall include both the Special Options and the related Continuing Securities to the extent that the Optionholder notified the Manager that it will sell such securities as a package and provided further that for a period of 90 days after such five Business Day period has elapsed, the Optionholder shall not Sell such securities (other than pursuant to an underwritten public offering) at a price (before deduction of underwriting commissions, placement fees and other selling expenses) less than 90% of the price offered by the Manager.

8.2 Any person to whom a Special Option is transferred must be a person to whom disclosure to investors under Chapter 6D or **s1012B** of Part 7.9 (as the case may be) of the *Corporations Act 2001* (Cth) is not required. A transferee must provide to the Manager, if requested, evidence that it is such a person.

8.3 Subject to this **paragraph 8** and the securities law restrictions set out in **paragraph 12**, a Special Option is fully transferable as follows:

(a) by delivery to the Manager of a duly executed and, subject to **paragraph 30**, stamped transfer in the form of **Attachment B-3** by the Optionholder or the transferee, together with the Option Certificates to which the transfer relates; and

(b) the Manager registering the transfer of the Special Options, subject to the terms and conditions of the Trust Deed, which the Manager agrees to do promptly after receipt of the items referred to in **paragraph 8.38.3(a)**.

8.4 On registration of a transfer, the transferee is bound by the Trust Deed and the Special Options Terms and assumes the rights and obligations of an Optionholder in respect of the Special Options transferred.

9. NEW ISSUES BY WAT

A Special Option does not confer any right on the Optionholder to participate in any new issues of Units, or to be entitled to any distributions by WAT.

10. RIGHT TO VOTE

An Optionholder is entitled to vote at meetings of Members.

11. NO OTHER RIGHTS

In accordance with, and subject to, the provisions of the Trust Deed and the *Corporations Act 2001* (Cth), no Special Option confers on the Optionholder:

(a) any right to require the Manager to redeem or repurchase the Special Option; or

(b) except as expressly provided in the Trust Deed, any other entitlement under the Trust Deed consequent on holding the Special Option.

12. SECURITIES LAW RESTRICTIONS

12.1 This **paragraph 12** operates in addition to restrictions on transfers of Special Options under **paragraph 8**. The Special Options have not been registered under the U.S. Securities Act of 1933, as amended ('**U.S. Securities Act**'), and may not be offered, sold or exercised except:

(a) pursuant to an effective registration statement under the U.S. Securities Act;

(b) within the United States to or, in the case of exercise, by Institutional 'Accredited Investors' within the meaning of Rule 501(a)(1), (2), (3) and (7) under the U.S. Securities Act in a transaction exempt from registration requirements of the U.S. Securities Act on delivery of a purchaser's letter in the form of **Attachment B-1** or **B-2**, as applicable;

(c) outside the United States to or, in the case of exercise, by non-U.S. persons in a transaction meeting the requirements of Rules 901, 903 or 904 of Regulation S under the U.S. Securities Act;

(d) to WEA, its affiliates, the Manager or its affiliates; or

(e) as otherwise agreed by the Manager.

The Special Options must bear a legend to the foregoing effect:

Special Options issued to non-U.S. persons pursuant to Regulation S under the U.S. Securities Act must bear the following additional legend:

> 'THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE ISSUER THAT (A) THE SECURITY MAY BE EXERCISED ONLY BY A NON-U.S. PERSON ON DELIVERY OF EITHER (i) A WRITTEN

CERTIFICATE THAT IT IS NOT BEING EXERCISED ON BEHALF OF A U.S. PERSON OR (ii) A WRITTEN OPINION OF COUNSEL TO THE EFFECT THAT THE SECURITY AND THE UNITS DELIVERED ON EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OR ARE EXEMPT FROM REGISTRATION THEREUNDER AND (B) THE SECURITY MAY BE EXERCISED ONLY IN ACCORDANCE WITH THE SPECIAL OPTION TERMS.'

All other Special Options must bear the following additional legend:

'THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE ISSUER THAT (A) THE SECURITY MAY BE EXERCISED ONLY BY (1) A NON-U.S. PERSON ON DELIVERY OF EITHER (i) A WRITTEN CERTIFICATE THAT IT HAS NOT BEEN EXERCISED ON BEHALF OF A U.S. PERSON, OR (ii) A WRITTEN OPINION OF COUNSEL TO THE EFFECT THAT THE SECURITY AND THE UNITS DELIVERED ON EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR ARE EXEMPT FROM REGISTRATION THEREUNDER OR (2) AN INSTITUTIONAL ACCREDITED INVESTOR ON DELIVERY OF A LETTER SUBSTANTIALLY IN THE FORM ANNEXED TO THE SPECIAL OPTION TERMS AND (B) THIS SECURITY MAY BE EXERCISED ONLY IN ACCORDANCE WITH THE SPECIAL OPTION TERMS.'

12.2 Units issuable on exercise of the Special Options will not be registered under the U.S. Securities Act and may not be offered or sold by an Optionholder after exercise of an Option except:

(a) pursuant to an effective registration statement under the U.S. Securities Act or pursuant to an exemption from the registration requirements thereunder;

(b) outside the United States to non-U.S. persons (which term includes U.S. dealers or other professional fiduciaries acting on a discretionary basis for non-U.S. beneficial owners (other than an estate or trust)) in reliance on Rules 903 and 904 of Regulation S under the U.S. Securities Act;

(c) in 'regular way transactions' on the ASX, provided that neither the seller, nor any person acting on its behalf, knows that the transaction has been pre-arranged with a buyer that is a U.S. person or is located in the U.S.;

(d) to the Manager or its affiliates; or

(e) as otherwise agreed by the Manager.

The foregoing restrictions must be noted in the Unit register maintained by the Manager. The Manager agrees that it will cause the notation to be removed from the Unit register at such time as the Units may be transferred without restriction under applicable law.

12.3 A Special Option may only be exercised by a non-U.S. person on delivery of either:

(a) a written certification that the Optionholder is not a U.S. person and the Special Option is not being exercised on behalf of a U.S. person; or

(b) a written opinion of counsel to the effect that the Special Option and the Units delivered on exercise thereof have been registered under the U.S. Securities Act or are exempt from registration thereunder.

12.4 A Special Option may only be exercised by a U.S. person on delivery of a purchaser's letter for 'Accredited Investors' in the form of **Attachment B-1**, certifying that the Optionholder is an 'Accredited Investor' as defined in that letter, together with the other materials referred to therein.

12.5 A Special Option may not be transferred to any person if the effect of such transfer would be that the ownership limitations contained in WEA's Restated Articles of Incorporation would be violated.

12.6 Any withholding obligation of the Manager on receipt of a Continuing Security may be satisfied by delivery of an amount in United States dollars by the Optionholder.

13. QEF ELECTION

If an Optionholder intends to make the election provided for in Section 1295(b) of the Internal Revenue Code of 1986, as amended ('Code'), then such Optionholder must so notify the Manager and the Manager must, at the Manager's expense, take such actions as may be required by the Code and the authorities thereunder to have WAT be treated as a qualified electing fund (within the meaning of Section 1295 of the Code) with respect to a Unitholder or Optionholder that makes the election provided for under Section 1295(b) of the Code.

14. RECONSTRUCTIONS

14.1 Except as provided in **paragraph 15.2**, if:

(a) WEA carries out a Reconstruction; or

(b) WAT carries out a Reconstruction,

then, in each such event:

(c) the number of Special Options held by an Optionholder; or

(d) the Conversion Number; or

(e) some of, or all, such factors,

will be adjusted, as appropriate, in a manner determined by the Manager which:

(f) is fair and equitable to the Members and Optionholders; and

(g) to the extent necessary, complies with the Listing Rules of the ASX applying to a reorganisation (as that term is defined in the Listing Rules of the ASX) of capital at the time of the reorganisation (and for the avoidance of doubt the

parties agree that any reconstruction of WEA is carried out as if the Listing Rules of the ASX applied to the reorganisation of WEA),

and is approved by Optionholders holding a majority of the outstanding Special Options on issue provided that if such Optionholders fail to approve the manner of adjustment determined by the Manager, the Manager must, pursuant to **paragraph 19,** refer the matter to an Expert who will make a determination of any adjustment. The Expert must be directed to take into account **paragraphs 15.1(f)** and **(g)** in making a determination.

14.2 (a) If WAT is merged or consolidated with or into a new entity or WAT transfers all or substantially all of its assets to another entity then, on a subsequent exercise of the Special Options, the Optionholder is entitled to receive securities in the new transferee entity equal to those which the Optionholder would have received had it exercised such Special Options and held Units immediately prior to such transaction.

(b) If WEA is merged or consolidated with or into a new entity or if WEA transfers all or substantially all of its assets to another entity and the Optionholder receives stock in such entity in consideration of its Continuing Securities then, on a subsequent exercise of the Special Options, the Optionholder is entitled to use such new securities received in such transaction (in lieu of the Continuing Securities) as the consideration for the issuance of ordinary Units based on a revised Conversion Number which is fair and equitable to the Members and the Optionholder.

(a) The Manager agrees for the benefit of the Optionholders that if, while any Special Options are on issue, it:

(i) announces an intention to wind up WAT; or

(ii) receives a requisition from Members, that meets the requirements of the *Corporations Act 2001* (Cth), to convene a meeting of Members for the purpose of passing a resolution to direct the winding up of WAT,

then it will immediately give written notice to the Optionholders of the announcement or requisition. In the case of an announcement or if Members subsequently pass a resolution in accordance with the *Corporations Act 2001* (Cth) to terminate WAT then, before WAT is terminated, the Optionholders may exercise any or all of their Special Options in accordance with the provisions of these Special Option Terms.

(b) The Manager agrees that until the expiration of the Special Option Period:

(iii) prior to any Reconstruction of WAT it will provide not less than 30 days prior written notice of such Reconstruction to the Optionholder, and the Optionholder has the right at any time following delivery of such notice to exercise its Special Options; and

(iv) in the event WEA is merged or consolidated into a new entity or transfers all or substantially all of its assets to another entity, the Optionholder has the right at any time following such event to

exercise its Special Options in accordance with the provisions of these Special Option Terms.

15. REPRESENTATIONS, WARRANTIES AND COVENANTS

15.1 The Manager represents and warrants for the benefit of the Optionholders that as at the date of the Special Option Deed, the Issue Date and the Exercise Date:

(a) all Special Options have been duly authorised, validly issued, and the Optionholders are entitled to the rights in favour of the Optionholder under the Special Option Terms;

(b) there are no pre-emptive rights or similar rights to purchase any Units issuable on exercise of the Special Options on the part of any holders of any class of securities of WAT; and

(c) the Special Option Deed has been duly authorised, executed and delivered by the Manager and is a valid and binding obligation of the Manager and enforceable in accordance with its terms.

15.2 The Manager covenants that:

(a) it will use its best endeavours to ensure that the ordinary Units (including the Units issued on the exercise of the Special Options) are officially quoted on the ASX as soon as possible after they are issued and that such official quotation is maintained;

(b) at all times while Special Options are outstanding, WAT will have sufficient authorised and unissued Units available for issue on exercise of all Special Options and all other options outstanding with respect to Units; and

(c) subject to compliance by the Optionholder with the Special Option Terms, the Units issuable on exercise of the Special Options will be duly authorised, validly issued and fully paid.

15.3 To the extent that any covenant contained in the Special Option Deed is made for the benefit of the Optionholder, such covenant will be enforceable against the Manager by any person registered as a Optionholder.

16. REGISTRATION AND NO QUOTATION OF SPECIAL OPTIONS

16.1 The Manager will maintain registers of Optionholders. An Optionholder may:

(a) inspect such register at any time during Business Hours; and

(b) obtain copies of such register.

16.2 The Manager must send to an Optionholder copies of all notices (including, without limitation, notices of Members' meetings), accounts and other statements sent to Members.

16.3 For the purposes of **paragraph 17.2**, notices, accounts and other statements sent to joint Optionholders will be deemed to be sent to all those Optionholders if sent to the Optionholder named first on the register.

16.4 If an Optionholder:

(a) has lost a certificate in respect of any Special Options; and

(b) provides the Manager with a statutory declaration of loss in respect of such certificate,

the Manager must cancel the lost certificate and issue a replacement certificate to the Optionholder.

16.5 The Optionholder acknowledges that the Special Options will not be quoted on any stock exchange.

17. RENEGOTIATION

If prior to the earliest date on which the Special Options may be exercised the laws of Australia are amended, varied or replaced, or the Commonwealth Government introduces a bill into Parliament, which may result in WAT failing to qualify as a 'collective investment vehicle', then the Manager and the Optionholders will enter into good faith negotiations to amend the terms of the Special Options, including if necessary the Special Option Period, in order to avoid such failure.

18. DISPUTES

18.1 If a dispute arises in relation to an adjustment to:

(a) the number of Special Options held by an Optionholder; or

(b) the Conversion Number; or

(c) some or all such factors,

or any other adjustment to be made pursuant to **paragraph 15.1** or **paragraph 15.2**, either the Manager or the Optionholder is entitled to refer the dispute (but no other disputes) to an Expert.

18.2 The Expert must be directed by the party referring the dispute:

(a) to resolve the dispute in a timely manner as an expert and not as an arbitrator; and

(b) to determine the party or parties responsible for paying the costs of the Expert having regard to the Expert's findings concerning resolution of the dispute.

18.3 The determination of the Expert will be final and binding on the Manager and the Optionholders.

19. NOTICES

19.1 A party giving notice or notifying under these Special Option Terms must do so in writing:

(a) directed to the recipient's address specified in this **paragraph 20**, as varied by any notice or, in the case of an Optionholder, to the address specified in the register kept in accordance with **paragraph 17**; and

(b) hand delivered or sent by prepaid post or facsimile to that address.

The Manager's address and facsimile number are:

Westfield America Management Limited

Level 24, Westfield Towers

100 William Street

SYDNEY NSW 2011

Facsimile Number: (61 2) 9358 7077

Attention: Company Secretary

WQPL's address and facsimile number are:

Westfield Queensland Pty. Limited

Level 24, Westfield Towers

100 William Street

SYDNEY NSW 2011

Facsimile Number: (61 2) 9358 7077

Attention: Company Secretary

19.2 A notice given in accordance with **paragraph 20.1** is taken to be received:

(a) if hand-delivered, on delivery;

(b) if sent by prepaid post, 5 days after the date of posting;

(c) if sent by courier, 2 days after being sent; or

(d) if sent by facsimile, when the sender's facsimile system generates a message confirming successful transmission of the total number of pages of the notice.

19.3 The Manager will promptly deliver to an Optionholder copies of any notices received by it under the Special Option Terms, including any notice changing the foregoing addresses.

20. INTERPRETATION

In these Special Option Terms, unless the contrary intention appears:

(a) headings are for ease of reference only and do not affect the meaning of these Special Option Terms;

(b) the singular includes the plural and vice versa and words importing a gender include other genders;

(c) other grammatical forms of defined words or expressions have corresponding meanings;

(d) a reference to a clause, paragraph, schedule or annexure is a reference to a clause or paragraph of or schedule or annexure to these Special Option Terms and a reference to the Special Option Terms includes any schedules, attachments and annexures;

(e) a reference to a document or agreement, including the Special Option Deed, includes a reference to that document or agreement as novated, altered or replaced from time to time;

(f) a reference to 'A$', '$A', 'dollar' or '$' is a reference to Australian currency;

(g) a reference to 'US$' is a reference to United States of America currency;

(h) a reference to a specific time for the performance of an obligation is a reference to that time in the State, Territory or other place where that obligation is to be performed;

(i) a reference to a party includes its executors, administrators, successors (including persons taking by novation) and permitted assigns;

(j) words and expressions importing natural persons include partnerships, bodies corporate, associations, governments and governmental and local authorities and agencies; and

(k) a reference to any legislation or statutory instrument or regulation is construed in accordance with the *Acts Interpretation Act 1901* (Cth) or the equivalent State legislation, as applicable.

82-35029

ATTACHMENT A (TO SCHEDULE)

NOTICE OF EXERCISE OF SERIES I SPECIAL OPTION

TO: WESTFIELD AMERICA MANAGEMENT LIMITED

Manager of Westfield America Trust

[ ]

I/We [ ] of [ ] give notice that I/we wish to exercise [ ] Series I Special Options registered in my/our name on [ ] ('**Exercise Date**'). The number of Units, which are to be issued on exercise of the Special Options referred to in this Notice of Exercise, is [ ].

Defined terms in the Special Option Terms have the same meaning in this Notice of Exercise.

We have received a copy of the Series I Special Option Terms, a copy of which is annexed to the Westfield America Trust Deed.

I/We confirm that:

(l) [ ] [*description of actual Continuing Securities*] in WEA registered in my/our name will on the Exercise Date be free of all mortgages, charges, liens and other encumbrances or prior claims;

(m) the Units in Westfield America Trust ('**WAT**') to be issued to me/us on exercise of the Special Options to which this Notice of Exercise relates, have a value of not less than the amount required by the *Corporations Act 2001* (Cth) for the issue of each such Unit to constitute an issue for which disclosure to investors is not required under **section s1012B** of Part 7.9 of the *Corporations Act 2001* (Cth) (or any successor provision) because I/we am/are a person/persons of the kind described in **s761G(7)(a)** of the *Corporations Act 2001* (Cth) (or any successor provision);

(n) this Notice of Exercise is irrevocable (subject to **paragraph 7.2** of Special Option Terms);

(o) I/we have read the restrictions on exercise of Special Options and on transferability of Units contained in the Special Option Deed. I/we understand that the Units have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the '**Securities Act**'), and may not be offered or sold except as permitted by the Special Option Terms and that such restrictions may be required to be noted in the Unit register as set out in the Special Option Deed. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should reoffer, resell, pledge or transfer any Units, we will do so only in accordance with the Special Option Terms; and

(p) **[APPLICABLE PARAGRAPH TO BE INSERTED]**

NOTE: the following paragraph to be included in a Notice of Exercise by a non-U.S. person requesting that Units be delivered to an address outside of the United States:

[We are not a U.S. person, we are not acquiring any units for the account of any U.S. person, and we have not offered, sold or delivered, and will not offer, sell or deliver, directly or indirectly, or as principal or agent, any Units acquired by us in the United States or to any U.S. person. 'U.S. person' has the meaning set forth in Regulation S under the Securities Act, and includes, among other persons, any national, citizen or resident of the United States or the estate or trust of any such person, any corporation, partnership or other entity created or organised in or under the laws of the United States, or any political subdivision thereof, any trust or estate (other than a foreign trust or estate) and any United States branch of a non-U.S. person. 'United States' means the United States of America, its territories and possessions.]

NOTE: the following paragraph to be included in a notice of exercise by an 'accredited investor' (a person meeting the requirements of Rule 501(a) of Regulation D under the Securities Act):

[We are delivering herewith a purchaser's letter for accredited investors in the form of Attachment B-1 to the Special Option Terms and the other materials referred to therein, and certify that each of us is an 'accredited investor' as defined in that letter.]

NOTE: the following paragraph to be included in a notice of exercise by a non-U.S. person requesting that units be delivered to an address in the United States or who does not meet the standards set forth in **[Note 2]**.

[We are not a U.S. person]. [We are delivering herewith a written opinion of nationally recognised United States counsel to the effect that the Special Options and the Units delivered on exercise have been registered under the Securities Act or are exempt from registration thereunder.]

ATTACHMENT B-1 (TO SCHEDULE)

FORM OF PURCHASER'S LETTER BY ACCREDITED INVESTOR

Acquisition or Transfer of Units

TO: WESTFIELD AMERICA MANAGEMENT LIMITED

Manager of Westfield America Trust

[ ]

In connection with our proposed acquisition of Units in Westfield America Trust ('**Trust**') [in exchange for Continuing Securities of Westfield America, Inc.], we confirm that:

1. We have received a copy of the Series I Special Option Terms, a copy of which is annexed to the Westfield America Trust Deed.

2. We understand that the Units have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the '**Securities Act**'), and may not be offered or sold except as permitted in the following sentence.

3. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should reoffer, resell, pledge or transfer any Units, we will do so only:

   (a) pursuant to an exemption from registration provided by Rule 144 under the Securities Act (if available);

   (b) outside the United States in a transaction meeting the requirements of Rule 903 or 904 of Regulation S under the Securities Act;

   (c) to an institutional 'accredited investor' (as defined below) pursuant to any other exemption from the registration requirements of the Securities Act, subject to:

      (i) the receipt by the Manager of a letter substantially in the form provided in the Special Option Deed,

      (ii) unless such transfer is of Units with a purchase price of not less than US$250,000 to an 'accredited investor' (as defined below), the receipt by the Manager of an opinion of counsel acceptable to the Manager that such reoffer, resale, pledge or transfer is in compliance with the Securities Act;

   (d) to the Manager or its affiliates; and

   in each case, in accordance with any applicable securities laws of any State or the United States of America or any other applicable jurisdiction.

4. So long as the foregoing restrictions are required to be noted in the Unit register, the undersigned will, and each subsequent holder is required to, notify any subsequent purchaser from it of the resale restrictions set forth above.

5. We understand that, on any proposed reoffer, resale, pledge or transfer of any Units, we will be required to furnish to the Manager and the registrar and transfer agent for the Units, such certification and other information as the Manager may reasonably require to confirm that the proposed sale complies with the foregoing restrictions and the provisions of the Special Option Terms pursuant to which the Units were issued. We further understand that the foregoing restrictions will be noted in the Unit register.

   [Insert applicable paragraph.]

6. [We are an institutional 'accredited investor' (an entity meeting the requirements of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Units, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment.]

7. [insert applicable paragraph]

   [We are acquiring the Units purchased by us for our own account or for one or more accounts (each of which is an 'accredited investor') as to each of which we exercise sole investment discretion and for each of which we are acquiring Units with a purchase price of not less than US$250,000 in each case for investment and not with a view to, or for sale in connection with any distribution thereof within the meaning of the Securities Act.]

   [We have delivered to the Manager an opinion of counsel acceptable to the Manager that such offer, sale, pledge or transfer of the Units to us is in compliance with the Securities Act.]

Defined terms in the Special Option Terms have the same meaning in this letter.

You are entitled to rely on this letter and are irrevocably authorised to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Very truly yours,

[Purchaser]

By: ______________________

Name:

Title:

Dated:

Signed by [ ] through its)

duly authorised representative)

[ ] in the presence of:)

or

THE COMMON SEAL of # is affixed in accordance with its **constitution** in the presence of)
)
)
)

Secretary	Director
Name of secretary (print)	Name of director (print)

ATTACHMENT B-2 (TO SCHEDULE)

FORM OF PURCHASER'S LETTER BY ACCREDITED INVESTOR

Transfer of Options

TO: WESTFIELD AMERICA MANAGEMENT LIMITED

Manager of Westfield America Trust

[ ]

In connection with our proposed acquisition of Special Options in Westfield America Trust ('**Trust**'):

1. We have received a copy of the Series I Special Option Terms, a copy of which is annexed to the Westfield America Trust Deed.

2. We understand that the Special Options and the Units issuable on exercise thereof have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the 'Securities Act'), and may not be offered or sold except as permitted in the following sentence and in the Special Option Deed.

3. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should reoffer, resell, pledge or transfer any Special Options, we will do so only:

   (a) outside the United States to a foreign person in a transaction meeting the requirements of Rule 903 or 904 of Regulation S under the Securities Act;

   (b) to an institutional 'accredited investor' (as defined below) pursuant to an exemption from the registration requirements of the Securities Act, subject to:

      (i) the receipt by the Manager of a letter substantially in the form provided in the Special Option Deed,

      (ii) unless such transfer is of Special Options with a purchase price of not less than US$250,000 to an 'accredited investor' (as defined below), the receipt by the Manager of an opinion of counsel acceptable to the Manager that such reoffer, resale, pledge or transfer is in compliance with the Securities Act;

   (c) to Westfield America Inc, its affiliates, the Manager, or its affiliates; and

   in each case, in accordance with any applicable securities laws of any State or the United States of America or any other applicable jurisdiction.

4. The undersigned will, and each subsequent purchaser from it is required to, notify any subsequent purchaser from it of the resale restrictions set forth above.

5. We understand that, on any proposed reoffer, resale, pledge or transfer of any Special Options, we will be required to furnish to the Manager and the registrar and transfer agent for the Units, such certification and other information as the Manager may reasonably require to confirm that the proposed sale complies with the foregoing restrictions and the provisions of the Special Option Terms governing the Special Options. We further understand that the foregoing restrictions will be noted in the legend on the Special Options.

   [Insert applicable paragraph.]

6. [We are an institutional 'accredited investor' (an entity meeting the requirements of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Units, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment.]

7. [insert applicable paragraph]

   [We are acquiring the Special Options purchased by us for our own account or for one or more accounts (each of which is an 'accredited investor') as to each of which we exercise sole investment discretion and for each of which we are acquiring Special Options with a purchase price of not less than US$250,000 in each case for investment and not with a view to, or for sale in connection with any distribution thereof within the meaning of the Securities Act.]

   [We have delivered to the Manager an opinion of counsel acceptable to the Manager that such offer, sale, pledge or transfer of the Special Options to us is in compliance with the Securities Act.]

Defined terms in the Special Option Terms have the same meaning in this letter.

You are entitled to rely on this letter and are irrevocably authorised to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Very truly yours,

[Purchaser]

By: ______________________

Name:

Title:

Dated:

Signed by [ ] through its)

duly authorised representative)

[ ] in the presence of:)

or

THE COMMON SEAL of # is affixed in accordance with its constitution in the presence of)

Secretary

Director

Name of secretary (print)

Name of director (print)

ATTACHMENT B -3 (TO SCHEDULE)

TRANSFER FORM

For Non-Market Transactions

Affix stamp or similar duty here	Marking stamp

FULL NAME OF REGISTERED SCHEME	Westfield America Trust ARSN 092 058 449 ('**WAT**')	
DESCRIPTION OF OPTIONS	Class / Amount paid / Amount unpaid Series I Special Options	Register NSW
QUANTITY	Words	Figures
FULL NAME OF TRANSFEROR(S)		
CONSIDERATION		Date of Purchase
FULL NAME OF TRANSFEREE(S)		
FULL ADDRESS OF TRANSFEREE(S)		
BENEFICIAL INTEREST	Upon registration of this transfer, the transferee will/will not hold the above options beneficially	

I, the registered holder and transferor (>Transferor=) named above, for the consideration specified above transfer to the transferee named above (>Transferee=) the special options specified above (>Special Options=) registered in my name in the books of WAT subject to the conditions on which I hold them at the time of signing this form. I, the Transferee agree to accept the transfer of the Special Options and the registration of the Special Options in my name in the books of WAT subject to the same conditions and agree to be bound by the constitution of WAT as amended from time to time and the terms of the Special Options.

SIGNATURE		FOR REGISTRAR USE

DATE SIGNED	/ /	
SIGNATURE OF TRANSFEREE(S) SIGN HERE *		
DATE SIGNED	/ /	

ATTACHMENT C TO SCHEDULE

SERIES I SPECIAL OPTION CERTIFICATE

CERTIFICATE NUMBER

WESTFIELD AMERICA TRUST

Constituted by Trust Deed dated 28 March 1996, as amended

SERIES I SPECIAL OPTION CERTIFICATE

NUMBER OF OPTIONS	CLASS	DISTINCTIVE NUMBERS
[ ]	Series I Special Options	FROM [ ] TO [ ]

These options are issued in accordance with the Trust Deed of the Westfield America Trust, the Series I Special Option Deed and the Special Option Terms attached.

This is to certify that [ ] of [ ] is the registered holder of the options in Westfield America Trust set out in the panel above.

SIGNED FOR AND ON BEHALF of Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust.

....

Director

....

Secretary

NINTH SCHEDULE

TERMS OF OFFER OF PRIORITY UNITS

The Manager may offer Priority Units pursuant to offers made at substantially the same time where:

(A) the Priority Units are in a class which is quoted on the stock market of Australian Stock Exchange Limited ('**class**') and ordinary Units in that class have not been suspended from quotation; and

(B) the offers are made pursuant to an arrangement under which:

(I) an offer is made to all the then Members as at the Record Date other than the following Members ('**Excluded Members**'):

(1) persons in their capacity as Members holding Series F Special Options, Series G Special Options, Series G1 Special Options, Series H Special Options and Series I Special Options;

(2) persons who participated in the institutional placement approved by Members on 22 February 2002;

(3) persons whose address (as recorded in the register of Members) is in a jurisdiction in which the Manager reasonably considers it is not lawful or is not reasonably practicable for the Manager to offer and issue Priority Units to that person.

(II) each offer is made on a non-renounceable basis;

(III) each Member (other than Excluded Members), on a record date announced by the Manager ('Record Date') holding:

(1) ordinary Units will be offered an entitlement to subscribe for one ordinary Unit for every four ordinary Units held by that Member provided that Members holding less than 8,000 ordinary Units will be entitled to subscribe for up to 2,000 ordinary Units and Members holding 400,000 or more ordinary Units will be entitled to subscribe for no more than 100,000 ordinary Units;

(2) interests in the Trust known as Series B Class Units and Series C Class Units will be offered an entitlement to subscribe for up to 2,000 ordinary Units; and

(3) interests in the Trust known as RCP Units will be offered an entitlement to subscribe for up to 2,000 ordinary Units,

each entitlement being cumulative and the minimum subscription being 1,000 Priority Units;

(C) the following requirements are also satisfied:

(I) Members approve the making of the offer, by way of special resolution of the Members where Members with at least 25% of the total value of all interests of Members entitled to vote on the question vote on the question at the meeting; and

(II) Members to whom the offer is made are provided with a copy of a disclosure document in respect of the offer; and

(III) Priority Units the subject of the offer are issued within 13 months of the date of the disclosure document referred to in sub-paragraph (C)(II) above.

EXECUTED as a deed.

THE COMMON SEAL of **WESTFIELD AMERICA MANAGEMENT LIMITED** is affixed in accordance with its articles of association in the presence of:

<seal appears>

<signature appears>
....
Signature of authorised person

SECRETARY
....
Office held

TIMOTHY WALSH
....
Name of authorised person (block letters)

<signature appears>
....
Signature of authorised person

DIRECTOR
....
Office held

STEPHEN P JOHNS
....
Name of authorised person (block letters)

THE COMMON SEAL of **PERPETUAL TRUSTEE COMPANY LIMITED** is affixed in accordance with its articles of association in the presence of:

<seal appears>

<signature appears>
....
Signature of authorised person

SECRETARY
....
Office held

DAVID RICHARDS
....
Name of authorised person (block letters)

<signature appears>
....
Signature of authorised person

DIRECTOR
....
Office held

DAVID ROWAN WHITE
....
Name of authorised person (block letters)

END